As confidentially submitted to the Securities and Exchange Commission on

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-11

☒    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HIGHLAND CAPITAL REALTY TRUST, INC

(Exact name of Registrant as Specified in Charter)

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 419-2500

(Address and telephone number, including area code, of principal executive offices)

[                    ]

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 419-2500

(Name And Address of Agent for Service)

Copies of information to:

Thomas J. Friedmann, Esq. Jay Zagoren, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000 Fax: (215) 994-2222	[Blue Sky Counsel]

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than Securities offered in connection with a dividend reinvestment plan check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if smaller reporting company)	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Primary Offering, Common Stock, par value $0.001 per share	200,000,000 shares	$2,000,000,000	$257,600
Distribution Reinvestment Plan, Common Stock, par value $0.001 per share(2)	52,631,579 shares	$500,000,000	$64,400
Total Common Stock, par value $0.001 per share	shares	$	$

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.
(2)	Represents shares to be issued pursuant to the distribution reinvestment plan. The offering price per share issuable pursuant to the distribution reinvestment plan is estimated for purposes of calculating the registration fee at $9.50 per share. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the distribution reinvestment plan.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC and various states is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated

PRELIMINARY PROSPECTUS

Maximum Offering of 252,631,579 Shares of Common Stock

Minimum Offering of 200,000 Shares of Common Stock

[LOGO]

HIGHLAND CAPITAL REALTY TRUST, INC

Highland Capital Realty Trust, Inc, or the Company, is a newly organized Maryland corporation that intends to invest in real estate investments in the United States. We intend to elect to be taxed as a real estate investment trust, or a REIT, commencing with our first taxable year of operations.

Through our affiliate, Highland Capital Fund Distributors, Inc., or the dealer manager, we are offering up to 200,000,000 shares of common stock in this offering at a current offering price of $10.00 per share. We are also offering up to 52,631,579 shares pursuant to our distribution reinvestment plan, or DRIP, at a purchase price initially equal to $9.50 per share, which is 95% of the primary offering price. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and our DRIP.

NexPoint Advisors, L.P., or “NexPoint,” will serve as our advisor and our administrator. NexPoint is affiliated with Highland Capital Management, L.P., or “Highland,” an investment firm founded in 1993 to focus on credit and alternative investments with approximately $19 billion of capital under management as of October 31, 2013.

After the minimum offering amount of $2,000,000 is raised, offering proceeds will be released to us and applied to investments in properties and other assets and the payment of other organization and offering expenses. We expect to use substantially all of the net proceeds from this offering to acquire and operate a diversified portfolio of commercial real estate consisting primarily of multifamily, and to a lesser extent, retail properties across the United States. Because we have not yet identified any specific properties to purchase, we are considered to be a blind pool.

Beginning with the filing of our second Quarterly Report on Form 10-Q (or our Annual Report on Form 10-K should such filing constitute the second quarterly financial filing) with the Securities and Exchange Commission, or the SEC, pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, following the earlier to occur of (i) our acquisition of $2,000,000,000 in total portfolio assets and (ii)                     , 2016, which is two years from the effective date of this offering, or the NAV pricing date, the per share price for shares in our primary offering and our DRIP will vary quarterly and will be equal to the net asset value of our company as determined by our advisor, or NAV, divided by the number of shares of our common stock outstanding as of the end of the business day immediately preceding the day on which we make our quarterly periodic filing, or per share NAV, plus, in the case of our primary offering, applicable commissions and fees.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our shares of common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 25 to read about the risks you should consider before buying shares of our common stock including the following:

•	We have no prior operating history or established financing sources and will rely on our advisor to conduct our operations.

•	You should not expect to be able to sell your common shares regardless of how we perform.

•	If you are able to sell your shares of common stock, you will likely receive less than your purchase price.

i

•	We do not intend to list our shares of common stock on any securities exchange during, or for what may be a significant time after, the offering period, and we do not expect a secondary market in the shares of common stock to develop. Accordingly, our shares are, and may continue to be, illiquid. Our share repurchase program may be the only way to dispose of your shares, but there are a number of limitations placed on such repurchase. See “Share Repurchase Program.”

•	Market conditions and other factors could cause us to delay our liquidity event beyond the sixth anniversary of the termination of the primary offering. We also cannot assure you that we will be able to achieve a liquidity event.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Description of Shares - Share Repurchase Program,” and “Suitability Standards.”

•	The initial offering price was not established on an independent basis and bears no relationship to the net value of our assets. The initial offering price is likely to be higher than the amount you would receive per share if we were to liquidate at this time because of the up-front fees that we will pay in connection with the issuance of our shares.

•	Our advisor, NexPoint Advisors, L.P., and its affiliates will face conflicts of interest, including significant conflicts created by our advisor’s compensation arrangements with us and other Highland Capital Management-sponsored programs.

•	We are dependent upon our advisor and its affiliates to conduct our operations and this offering; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer.

•	Our charter permits us to pay distributions from any source, including from offering proceeds, borrowings, the sale of assets and the waiver or deferral of fees otherwise owed to our advisor. Any of these distributions may reduce the amount of capital we ultimately invest in properties and other permitted investments and negatively impact the value of your investment, especially if a substantial portion of our distributions is paid from offering proceeds.

•	We will pay substantial fees and expenses to our advisor and its affiliates; these payments increase the risk that you will not earn a profit on your investment.

•	There is no guarantee that distributions will be paid. If distributions are declared and paid, the amount of the distributions paid may decrease or be eliminated at any time. Due to the risks involved in the ownership of real estate, there is no guarantee of any return on your investment, and you may lose all or a portion of your investment.

•	This is a “blind pool” offering because we currently do not own any properties and we have not identified any properties to acquire. Since we have neither identified nor acquired any investments, you will not have the opportunity to evaluate the merits and/or demerits of such investments prior to your purchase of our common stock.

•	There are substantial conflicts among the interests of our stockholders, our interests and the interests of our advisor, our sponsor, our dealer manager and our and their respective affiliates, which could result in decisions that are not in the best interests of our stockholders.

•	Our sponsor is also the sponsor of a registered fund which may invest indirectly in target asset classes that overlap with ours.

•	We may change our investment objectives and strategies without stockholder consent.

•	We may incur substantial debt, which could hinder our ability to pay distributions to our stockholders or could decrease the value of your investment if income on, or the value of, the property securing the debt falls.

•	Our failure to qualify or remain qualified as a REIT would result in higher taxes, may adversely affect our operations, would reduce the amount of income available for distribution and would limit our ability to make distributions to our stockholders.

•	Commencing with the NAV pricing date, the offering price for shares in our primary offering and pursuant to our DRIP, as well as the repurchase price for our shares, will be based on NAV, which may not accurately reflect the value of our assets.

•	There are limitations on ownership and transferability of our shares. Please see “Description of Shares — Restriction on Ownership of Shares.”

This prospectus contains important information you should know before investing in our common stock. Please read it before you invest and keep it for future reference. Upon our registration, we will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information will be available free of charge by contacting us at 300 Crescent Court, Suite 700, Dallas, Texas 75201, Attention: Brian Mitts, or by calling us collect at (877) 665-1287. The SEC also maintains a website at http://www.sec.gov that contains this information.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences which may result from an investment in our common stock is prohibited.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

This offering will end no later than , 2016, which is two years from the effective date of this offering. If we decide to continue our primary offering beyond two years from the date of this prospectus, we will provide that information in a prospectus supplement. The minimum permitted purchase of our shares is $2,500. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. Until we satisfy the minimum offering requirements set forth in this prospectus, we will deposit subscription payments in an escrow account held by the escrow agent, [            ], in trust for the subscriber’s benefit, pending release to us. A minimum of $2,000,000 of shares of common stock must be sold within one year following the commencement of this offering or we will terminate this offering and promptly return your subscription payments with your pro rata share of the interest earned on such funds in accordance with the provisions of the escrow agreement. Any purchase of shares by our sponsor, directors, officers and other affiliates will not be included for purposes of determining whether the minimum of $2,000,000 of shares of common stock required to release funds from the escrow account has been sold.

We expect to offer shares of common stock in our primary offering until                     , 2016.

	Per Share(1)	Minimum Offering	Maximum Offering
Public offering price, primary shares	$10.00	$2,000,000		$2,000,000,000
Public offering price, distribution reinvestment plan(2)	$9.50	$—	$
Selling commissions and dealer manager fee(3)	$1.00	$200,000		$2,000,000,000
Subsidy paid by NexPoint for dealer manager fee (4)	($0.30)	($60,000)		($60,000,000)
Proceeds, before expenses, to us	$9.30	$1,860,000		$186,000,000

(1)	The purchase price per share shown will apply until the NAV pricing date. Commencing with the NAV pricing date, the per share price in our primary offering will vary quarterly and will be equal to per share NAV plus applicable commissions and fees. The purchase price per share pursuant to the DRIP shown above is 95% of the primary offering price and will apply until the NAV pricing date (at which time the per share price for DRIP shares will be per share NAV).
(2)	We reserve the right to reallocate the shares of common stock we are offering between our primary offering and our DRIP.
(3)	In determining the amount of selling commissions and dealer manager fees, we have assumed the sale of 200,000,000 shares at a purchase price of $10.00 per share. purchase price of $10.00 per share. Selling commissions and the dealer manager fee are paid only for shares in our primary offering and will equal 7.0% and 3.0% of aggregate gross proceeds, respectively. NexPoint or its affiliates will reimburse shareholders for the dealer manager fee of 3.0% of gross offering proceeds with respect to shares purchased within the first [ ] quarters of this offering. Selling commissions may be reduced in connection with (i) sales of certain minimum numbers of shares and (ii) sales of shares to our executive officers and directors, employees of our dealer manager and their family members and friends or other affiliates; see the section entitled “Plan of Distribution” in this prospectus.
(4)	NexPoint or its affiliates will reimburse shareholders for the dealer manager fee of 3.0% of gross offering proceeds with respect to shares purchased within the first [ ] quarters of this offering.

The date of this prospectus is                     ,                     .

SUITABILITY STANDARDS

An investment in our common stock involves significant risk and is suitable only for persons who have adequate financial means, desire a relatively long-term investment and will not need immediate liquidity from their investment. To the extent that you qualify as an “institutional investor” for the purposes of a state exemption from registration in your state of residence, these investor suitability standards do not apply to you. Persons who meet the applicable investor suitability standards and seek to diversify their personal portfolios with a finite-life, real estate-based investment, which among its benefits hedges against inflation and the volatility of the stock market, seek to receive current income, seek to preserve capital, wish to obtain the benefits of potential long-term capital appreciation and who are able to hold their investment for a time period consistent with our liquidity plans, are most likely to benefit from an investment in our company. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment not to consider an investment in our common stock to meet these needs. Notwithstanding these investor suitability standards, potential investors should note that investing in shares of our common stock involves a high degree of risk and should consider all the information contained in this prospectus, including the “Risk Factors” section contained in this prospectus, in determining whether an investment in our common stock is appropriate.

We have established suitability standards for initial stockholders and subsequent purchasers of shares from our stockholders. In order to purchase shares in this offering, you must:

•	meet the applicable financial suitability standards as described below; and

•	purchase at least the minimum number of shares as described below.

The minimum purchase is $2,500 (which would purchase 250 shares at the full, undiscounted primary offering price). You may not transfer fewer shares than the minimum purchase requirement. In addition, you may not transfer, fractionalize or subdivide your shares so as to retain less than the number of shares required for the minimum purchase. In order to satisfy the minimum purchase requirements for individual retirement accounts, or IRAs, unless otherwise prohibited by applicable state law, a husband and wife may jointly contribute funds from their separate IRAs if each such contribution is made in increments of $100. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code.

Several states have established suitability requirements that are more stringent than the standards that we have established, as described below. Shares in this offering will be sold to investors in these states only if they meet the applicable suitability standards set forth below. In each case, the applicable standards exclude from the calculation of net worth or liquid net worth the value of the investor’s home, home furnishings and automobiles.

General Standards for all Investors

•	An investor must have either (a) a net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a minimum net worth of at least $70,000. For these purposes, net worth shall be determined exclusive of home, home furnishing and automobiles.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan or pension or profit-sharing plan), these minimum suitability standards must be satisfied by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds to purchase our common stock if the donor or the grantor is the fiduciary. Prospective investors with investment discretion over the assets of an individual retirement account, employee benefit plan or other retirement plan or arrangement that is covered by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or Code Section 4975 should carefully review the information in the section of this prospectus entitled “Investment by Tax-Exempt Entities and ERISA Considerations.” Any such prospective investors are required to consult their own legal and tax advisors on these matters.

In the case of gifts to minors, the minimum suitability standards must be met by the custodian of the account or by the donor.

In order to ensure adherence to the suitability standards described above, requisite criteria must be met, as set forth in the subscription agreement in the form attached hereto as Appendix C. In addition, our sponsor, our dealer manager and the soliciting dealers, as our agents, must make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for an investor. In making this determination, the soliciting dealers will rely on relevant information provided by the investor in the investor’s subscription agreement, including information regarding the investor’s age, investment objectives, investment experience, income, net worth, financial situation, other investments and any other pertinent information, including whether (i) the participant is or will be in a financial position appropriate to enable him to realize the benefits described in the prospectus, (ii) the participant has a fair market net worth sufficient to sustain the risks inherent in the investment program, and (iii) the investment program is otherwise suitable for the participant. Executed subscription agreements will be maintained in our records for six years.

RESTRICTIONS IMPOSED BY THE USA PATRIOT ACT AND RELATED ACTS

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, or the “USA PATRIOT Act”, the shares of common stock offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

•	a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the U.S. Treasury Department;

•	acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

•	within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

•	subject to additional restrictions imposed by the following statutes or regulations, and executive orders issued thereunder: the Trading with the Enemy Act, the Iraq Sanctions Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriation Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

•	designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” “predicts” or “potential,” or by the negative of these words and phrases, or by similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Statements regarding the following subjects may be affected by a number of risks and uncertainties which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements:

•	our use of the proceeds of this offering;

•	our business and investment strategy;

•	our ability to make investments in a timely manner or on acceptable terms;

•	the adequacy of our cash resources, financing sources and working capital;

•	current credit market conditions and our ability to obtain long-term financing for our property investments in a timely manner and on terms that are consistent with what we project when we invest in the property;

•	the effect of general market, real estate market and economic and political conditions, including the recent economic slowdown and dislocation in the global credit markets;

•	our ability to make scheduled payments on our debt obligations;

•	the degree and nature of our competition;

•	the availability of qualified personnel at our advisor and dealer manager;

•	our ability to qualify and maintain our qualification as a REIT;

•	our ability to successfully raise capital in our public offering;

•	our ability to make distributions to you;

•	our dependence on the resources and personnel of our advisor and sponsor;

•	the lack of a public trading market for our shares;

•	any failure in our advisor’s due diligence to identify all relevant facts in our underwriting process or otherwise;

•	effect of regulatory actions, litigation and contractual claims against us and our affiliates, including the potential settlement and litigation of such claims;

•	the impact of any conflicts arising among us, our advisor and our sponsor;

•	changes in laws or regulations governing various aspects of our business and public, non-listed REITs generally;

•	changes to generally accepted accounting principles, or GAAP; and

•	other subjects referenced in this prospectus, including those set forth under the caption “Risk Factors.”

The forward-looking statements contained in this prospectus reflect our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock.

For more information regarding risks that may cause our actual results to differ materially from any forward-looking statements, see “Risk Factors.” We disclaim any obligation to publicly update or revise any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us in connection with this offering or to which we have referred you. Neither we nor the dealer manager of this offering has authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

PROSPECTUS SUMMARY

As used herein, and unless otherwise required by context, the term “prospectus” refers to this prospectus as amended and supplemented. This prospectus summary highlights material information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the “Risk Factors” section, before making a decision to invest in our common stock. Except where the context suggests otherwise, the terms:

•	“we,” “us,” “our” and “Highland REIT” refer to Highland Capital Realty Trust, Inc., a Maryland corporation;

•	“NexPoint” or the “advisor” refers to NexPoint Advisors, L.P., a Delaware limited partnership;

•	“Highland Capital Management” or the “sponsor” refers, collectively, to Highland Capital Management, L.P., a Delaware limited partnership, and its affiliates.

What is Highland Capital Realty Trust, Inc?

We were recently formed as a Maryland corporation to invest in multifamily, retail, and other commercial real estate investments in the United States.

What is a REIT?

In general, a REIT is a company that:

•	combines the capital of many investors to acquire or provide financing for real estate properties;

•	allows individual investors to invest in a large-scale diversified real estate portfolio through the purchase of interests, typically shares, in the REIT;

•	is required to pay distributions to investors of at least 90% of its annual REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain); and

•	is able to qualify as a REIT for federal income tax purposes and therefore avoids the “double taxation” treatment of income that would normally result from investments in a corporation because a REIT does not generally pay federal corporate income taxes on its net income, provided certain income tax requirements are satisfied.

In this prospectus, we refer to an entity that qualifies and has elected to be taxed as a REIT for U.S. federal income tax purposes as a REIT. We intend to elect to be taxed as a REIT commencing with the taxable year ending December 31, 2014.

What are your investment objectives?

Our primary investment objectives are:

•	to provide current income for you through the payment of cash distributions;

•	to preserve your capital contributions; and

•	to realize capital appreciation on our properties.

See the “Investment Objectives and Criteria” section of this prospectus for a more complete description of our investment policies and charter-imposed investment restrictions.

How do you plan to achieve your investment objectives?

We plan to achieve our investment objectives by implementing the following strategy:

•	Seek multifamily properties – Our strategy will focus primarily on seeking to invest in Class A and Class B multifamily properties, predominantly built in the 1980s or 1990s that we believe are in areas that exhibit attractive demographic and economic features.

•	Seek triple-net retail properties – To a lesser extent, we will seek to invest in retail properties which utilize a triple-net lease structure with large national credit tenants that have three years or more remaining on their lease terms. The properties we seek will be located in superior locations such that, if the current tenant does not renew their lease or otherwise vacates the space, we believe we can re-tenant the space with minimal expense or disruption of cash flow.

•	Monthly distributions – We intend to pay distributions monthly, covered by funds from operations, or FFO, as described under “Plan of Operation — Funds from Operations and Modified Funds from Operations.”

•	Exit strategy – We intend to have a liquidity event within three to six years after the completion of our offering stage. A liquidity event may include a sale of assets to another REIT, a merger into an existing publicly traded REIT or other publicly traded vehicle, or a listing of our shares.

Are there any risks involved in an investment in your shares?

An investment in our shares involves significant risk. You should read the “Risk Factors” section of this prospectus beginning on page •. That section contains a detailed discussion of material risks that you should consider before you invest in the common stock we are selling with this prospectus. Some of the more significant risks relating to an investment in our shares include:

•	We have no prior operating history or established financing sources and will rely on our advisor to conduct our operations.

•	You should not expect to be able to sell your common shares regardless of how we perform.

•	If you are able to sell your shares of common stock, you will likely receive less than your purchase price.

•	We do not intend to list our shares of common stock on any securities exchange during, or for what may be a significant time after, the offering period, and we do not expect a secondary market in the shares of common stock to develop. Accordingly, our shares are, and may continue to be, illiquid. Our share repurchase program may be the only way to dispose of your shares, but there are a number of limitations placed on such repurchase. See “Share Repurchase Program.”

•	Market conditions and other factors could cause us to delay our liquidity event beyond the sixth anniversary of the termination of the primary offering. We also cannot assure you that we will be able to achieve a liquidity event.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Description of Shares - Share Repurchase Program,” and “Suitability Standards.”

•	The initial offering price was not established on an independent basis and bears no relationship to the net value of our assets. The initial offering price is likely to be higher than the amount you would receive per share if we were to liquidate at this time because of the up-front fees that we will pay in connection with the issuance of our shares.

•	Our advisor, NexPoint Advisors, L.P., and its affiliates will face conflicts of interest, including significant conflicts created by our advisor’s compensation arrangements with us and other Highland Capital Management-sponsored programs.

•	We are dependent upon our advisor and its affiliates to conduct our operations and this offering; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer.

•	Our charter permits us to pay distributions from any source, including from offering proceeds, borrowings, the sale of assets and the waiver or deferral of fees otherwise owed to our advisor. To the extent these distributions exceed our net income or net capital gain, a portion of your distributions will represent a return of capital as opposed to current income or gain, as applicable.

•	We will pay substantial fees and expenses to our advisor and its affiliates; these payments increase the risk that you will not earn a profit on your investment.

•	There is no guarantee that distributions will be paid. If distributions are declared and paid, the amount of the distributions paid may decrease or be eliminated at any time. Due to the risks involved in the ownership of real estate, there is no guarantee of any return on your investment, and you may lose all or a portion of your investment.

•	This is a “blind pool” offering because we currently do not own any properties and we have not identified any properties to acquire. Since we have neither identified nor acquired any investments, you will not have the opportunity to evaluate the merits and/or demerits of such investments prior to your purchase of our common stock.

•	There are substantial conflicts among the interests of our stockholders, our interests and the interests of our advisor, our sponsor, our dealer manager and our and their respective affiliates, which could result in decisions that are not in the best interests of our stockholders.

•	Our sponsor is also the sponsor of a private REIT that was formed in order to invest money for a registered fund subsidiary of our sponsor. Certain of our target asset classes overlap with those of this private REIT.

•	We may change our investment objectives and strategies without stockholder consent.

•	We may incur substantial debt, which could hinder our ability to pay distributions to our stockholders or could decrease the value of your investment if income on, or the value of, the property securing the debt falls.

•	Our organizational documents permit us to pay distributions from any source, including unlimited amounts from offering proceeds and borrowings. Any of these distributions may reduce the amount of capital we ultimately invest in properties and other permitted investments and negatively impact the value of your investment, especially if a substantial portion of our distributions is paid from offering proceeds.

•	Our failure to qualify or remain qualified as a REIT would result in higher taxes, may adversely affect our operations, would reduce the amount of income available for distribution and would limit our ability to make distributions to our stockholders.

•	Commencing with the NAV pricing date, the offering price for shares in our primary offering and pursuant to our DRIP, as well as the repurchase price for our shares, will be based on NAV, which may not accurately reflect the value of our assets.

•	There are limitations on ownership and transferability of our shares. Please see “Description of Shares — Restriction on Ownership of Shares.”

Who will make the investment decisions?

All investment decisions will be made by NexPoint and will require the unanimous approval of its investment committee. The members of NexPoint investment committee are Messrs. Dondero, Dameris and McGraner. Our board of directors, including a majority of independent directors, oversees and monitors the investment performance of NexPoint. Beginning with the second anniversary of the date of the Investment Advisory Agreement, our board of directors will annually review the compensation we pay to NexPoint to determine whether such compensation is reasonable in relations to the nature and quality of the services performed and that such compensation is within the limited prescribed by our amended and restated charter, or our charter.

Our advisor is responsible for sourcing potential investments, conducting research and diligence on prospective investments, analyzing investment opportunities, structuring our investments and monitoring our investments on an ongoing basis. NexPoint was organized in June 2012 and is a registered advisor under the Investment Advisors Act of 1940, as amended, or the Investment Advisors Act. NexPoint is an affiliate of Highland Capital Management, which is also a registered advisor under the Investment Advisors Act, through common ownership. Collectively, NexPoint and Highland manage $19 billion in assets. See “Management — Investment Advisory Agreement” and “Management Compensation” for a discussion of the fees that will be payable by us to our advisor.

Through a Shared Services Agreement, NexPoint may utilize employees from affiliated advisors. Under the Shared Services Agreement, Highland provides various services such as human resources, accounting, tax, valuation, information technology services, office space, employees, compliance, and legal. Per the Shared Services Agreement, these costs are allocated to NexPoint based on a per employee charge that is assigned to provide services to it. To the extent an employee is not fully allocated to NexPoint, the charge for services is pro-rated accordingly. Highland pays all of the employees assigned to provide services to NexPoint.

What is the experience of NexPoint?

Our investment activities will be managed by NexPoint, who will oversee the management of our activities. NexPoint’s senior management team has significant experience across private lending, private equity and real estate investing. See “Management” for more information on the members of the senior management team and their backgrounds.

How will our advisor select potential properties for acquisition?

Our advisor will seek to acquire a portfolio consisting primarily of multifamily and retail properties in the United States. In particular, our advisor will seek to acquire the following:

•	Multifamily properties – We will seek to invest in Class A and Class B multifamily properties, predominantly built in the 1980s or 1990s that we believe are in areas that exhibit strong demographic and economic features.

•	Triple-net retail properties – We will seek to invest in retail properties which utilize a triple-net lease structure with large national credit tenants that have three years or more remaining on their lease terms. The properties we seek will be located in superior locations such that, if the current tenant does not renew their lease or otherwise vacates the space, we believe we can re-tenant the space with minimal expense or disruption of cash flow.

To find properties that best meet our selection criteria for investment, our advisor’s property acquisition team will study regional demographics and market conditions, interview local brokers and utilize our network of external real estate professionals to gain the practical knowledge that studies sometimes lack. Additionally, where we believe this gives us a comparative advantage, we will partner up with firms that have an expertise in the property class and geographic area where we are seeking properties. An experienced commercial construction engineer will inspect the structural soundness and the operating systems of each building, and an environmental firm will investigate environmental issues to ensure each property meets our quality specifications.

What is Highland Capital Management?

Highland Capital Management is an SEC-registered investment advisor which, together with its affiliates, had approximately $19 billion in assets under management as of October 31, 2013. Highland Capital Management is one of the largest and most experienced global alternative credit managers. The firm specializes in credit strategies, such as credit hedge funds, long-only funds and separate accounts, distressed-for-control private equity, collateralized loan obligations, mutual funds, and closed-end funds. Highland Capital Management also offers alternative investments, including emerging markets, long/short equities, real estate and natural resources. In addition, Highland is the sponsor of a private REIT that was formed in order to invest money for NexPoint Credit Strategies Fund, a non-diversified, closed-end management investment company. NexPoint Credit Strategies Fund is an affiliate of NexPoint Advisors and the Company. Highland’s real estate team, in their previous positions before joining Highland, and external partners have a long history of investing in real estate and debt related to real estate properties.

What conflicts of interest will your advisor face?

NexPoint, our dealer manager and their affiliates will experience conflicts of interest in connection with the management of our business affairs and this offering, including the following:

•	Our advisor must determine which investment opportunities to recommend to us or another program or joint venture managed by our advisor or an affiliate (see “Conflicts of Interest – Certain Conflict Resolution Procedures”);

•	Our advisor may structure the terms of joint ventures between us and affiliate-sponsored programs;

•	Our advisor must determine which property and leasing managers to retain and may recommend the retention of an affiliate, to manage and lease some or all of our properties;

•	Our advisor and its affiliates will have to allocate their time between us and other real estate programs and activities in which they are involved. Specifically, NexPoint manages a private REIT that invests in multifamily and retail real estate properties;

•	Our advisor and its affiliates will receive fees in connection with the purchase, management and sale of our properties, regardless of the quality of the property acquired or the services provided to us;

•	Our advisor, our dealer-manager and its affiliates will also receive fees in connection with our public offerings of equity securities; and

•	We may seek stockholder approval to internalize our management by acquiring assets and the key real estate professionals of our advisor and its affiliates for consideration that would be negotiated at that time. The possibility of receiving substantial consideration in such a transaction may provide incentives to our advisor and its affiliates to recommend an internalization transaction rather than an alternative strategy, even if such alternative strategy might otherwise be in our stockholders’ best interests.

Upon commencement of this offering, all of our officers will face these conflicts because of their affiliation with our advisor. See the “Conflicts of Interest” section of this prospectus for a detailed discussion of the various conflicts of interest relating to your investment, as well as the procedures that we have established to mitigate a number of these potential conflicts. See “Risk Factors—Risks Related to Conflicts of Interest.”

What is the ownership structure of the Highland entities that perform services for you?

The following chart shows a simplified ownership structure of the various Highland entities that perform or are likely to perform important services for us.

What are the fees that you will pay to the advisor and its affiliates in connection with this offering?

NexPoint, the dealer manager and their affiliates receive compensation and reimbursement for services relating to this offering, and we will compensate NexPoint for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. See “Plan of Distribution.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (200,000,000 Shares)
Offering Stage
Fees to the Dealer Manager

Selling commissions	Our dealer manager will be paid 7.0% of the per share purchase price of shares in our	$140,000,000(1)

primary offering, which will initially be up to $10.00. No selling commissions will be paid on sales of shares under the DRIP. Our dealer manager will reallow all selling commissions to participating broker dealers. Alternatively, a participating broker dealer may elect to receive a fee equal to 7.5% of the gross proceeds from the sale of shares by such participating broker dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reallowed such that the combined selling commissions and dealer manager fee do not exceed 10.0% of the gross proceeds from the sale of our common stock. The total amount of all items of compensation from any source, payable to our dealer manager or the soliciting dealers will not exceed an amount that equals 10.0% of the gross proceeds of the offering (excluding securities purchased through the DRIP).

Dealer manager fee

Our dealer manager will be paid up to 3.0% of gross offering proceeds, except no dealer manager fee is payable on shares sold under the DRIP or to “Friends.” The dealer manager reallows all or a portion of its dealer manager fees to participating broker-dealers.

NexPoint, or its affiliates, will subsidize the up-front fees paid by shareholders by reimbursing or waiving the 3.0% dealer manager fee for shares purchased during the first [    ] quarters of the offering.

$60,000,000(1) (but note that a portion of this amount will be reimbursed to shareholders for shares purchased during the first [ ] quarters of the offering)

Reimbursement to Our Investment
Advisor

Other organization and offering expenses	We will reimburse our advisor for the organizational and initial offering costs it has incurred on our behalf only to the extent that the reimbursement would not cause the accountable due diligence expenses and the other organizational and offering expenses borne by us to exceed 15% of gross offering proceeds as the amount of proceeds increases.	Not determinable at this time.

Operational Stage
Advisor Fees

Asset Management Subordinated Participation — Our Advisor	Within 30 days after the end of each calendar quarter (subject to the approval of the board of directors), we, as the general partner of the operating partnership, will pay an asset management subordinated	Not determinable at this time. Because the subordinated participation is based on a fixed percentage of aggregate asset value, there is no maximum dollar participation by issuing a number of restricted operating partnership units designated as Class B Units of our operating partnership, or Class B Units, to our advisor equal to: (i) the cost of assets multiplied by 0.1875% (or the lower of the cost of assets and the applicable quarterly NAV multiplied by 0.1875%, once we begin calculating NAV) divided by; (ii) the value of one share of common stock as of the last day of such calendar quarter, which is equal initially to $9.00 (the primary offering price minus selling commissions and dealer manager fees) and, at such time as we calculate NAV, to per share NAV.(2)

Our advisor will be entitled to receive distributions on the vested and unvested Class B Units it receives in connection with its asset management subordinated participation at the same rate as distributions received on our common stock; such distributions will be in addition to the incentive fees the advisor and its affiliates may receive from us, including, without limitation, the annual subordinated performance fee and the subordinated participation in net sales proceeds, the subordinated incentive listing distribution or the subordinated distribution upon termination of the Investment Advisory Agreement, as applicable.

Class B Units are subject to forfeiture until such time as: (a) the value of the operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon, or the “economic hurdle”; (b) any one of the following events occurs concurrently with or subsequently to the achievement of the economic hurdle described above: (i) a listing of our common stock on a national securities exchange; (ii) a transaction to which we or our operating partnership shall be a party, as a result of which OP Units or our common stock shall be exchanged for or converted into the right, or the holders of such securities shall otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the Investment Advisory Agreement without cause; and (c) the advisor pursuant to the Investment Advisory Agreement is providing services to us immediately prior to the occurrence of an event of the type described in clause (b) above, unless the failure to provide such services is attributable to the termination without cause of the Investment Advisory amount of this participation.

Agreement by an affirmative vote of a majority of our independent directors after the economic hurdle described above has been met.

Any outstanding Class B Units will be forfeited immediately if the Investment Advisory Agreement is terminated for any reason other than a termination without cause. Any outstanding Class B Units will be forfeited immediately if the Investment Advisory Agreement is terminated without cause by an affirmative vote of a majority of our board of directors before the economic hurdle described above has been met.

Acquisition Fees – Advisor and its Affiliates	We will pay to our advisor or its assignees 1.5% of the contract purchase price of each property acquired (including our pro rata share of any indebtedness assumed or incurred in respect of that investment and exclusive of acquisition fees and financing coordination fees). This acquisition fee is reflective of services performed by our advisor in connection with selecting properties for acquisition and shall cover such services until such time as our advisor has submitted a letter of intent to the seller to purchase such property and presented a detailed investment memorandum to our board of directors for approval. For purposes of this prospectus, “contract purchase price” or the “amount advanced for a loan or other investment” means the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property or the amount of funds advanced with respect to a mortgage or the amount actually paid or allocated in respect of the purchase of loans or other real-estate related assets, in each case inclusive of any indebtedness assumed or incurred in respect of such investment, but exclusive of acquisition fees and financing coordination fees. This acquisition fee does not include any acquisition expenses payable to our advisor, as described in “Acquisition Expenses — Our Advisor Third Parties and our Advisor’s Affiliates” below. Once the proceeds from the primary offering have been fully invested, the aggregate amount of acquisition fees and financing coordination fees (as described below) shall not exceed 1.9% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired.	Not determinable at this time.

Acquisition Expenses — Our Advisor, Third Parties and our Advisor’s	We will reimburse our advisor for expenses actually incurred related to selecting,	Not determinable at this time.

Affiliates

evaluating and acquiring assets on our behalf, regardless of whether we actually acquire the related assets. In addition, we will also pay third parties, or reimburse our advisor or its affiliates, for any investment-related expenses due to third parties, including legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finders’ fees, title insurance expenses, survey expenses, property inspection expenses and other closing costs regardless of whether we acquire the related assets.

Additionally, we may reimburse our advisor for legal expenses it or its affiliates directly perform in connection with the selection, evaluation and acquisition of assets, in an amount not to exceed 0.10% of the contract purchase price of our assets. In no event will the total of all acquisition fees (including the financing coordination fees described below) and acquisition expenses payable with respect to our portfolio of investments, measured at the end of our acquisition phase, exceed 4.5% of the contract purchase price of our portfolio (including our pro rata share of debt attributable to such portfolio) or 4.5% of the amount advanced for all loans or other investments (including our pro rata share of debt attributable to such portfolio of investments).

Operating Expenses – Our Advisor and its Affiliates	We will reimburse our advisor’s costs of providing administrative services, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets and (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. For these purposes, “average invested assets” means, for any period, the average of the aggregate book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate assets (including amounts invested in REITs and other real estate operating companies)) before deducting reserves for depreciation, or bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the period. Additionally, we will not make operating expense reimbursements for personnel costs to our advisor in connection with services for which the advisor already	Not determinable at this time.

receives acquisition fees, acquisition expenses or real estate commissions. We will not reimburse the advisor for salaries and benefits paid to our executive officers.

Financing Fee – Our Advisor and its Affiliates	If our advisor provides services in connection with the origination or refinancing of any debt that we obtain and use to finance properties or other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties or other permitted investments, we will pay the advisor or its assignees a financing coordination fee equal to 0.75% of the amount available and/or outstanding under such financing or such assumed debt, subject to certain limitations. The advisor may reallow some of or all of this financing coordination fee to reimburse third parties with whom it may subcontract to procure such financing.	Not determinable at this time.

Restricted Stock Awards	We have established an director incentive restricted share plan pursuant to which our directors, officers and employees (if we ever have employees), our advisor and its affiliates and their respective employees, employees of entities that provide services to us, directors of our advisor or of entities that provide services to us and their respective employees, certain of our consultants and certain consultants to our advisor and its affiliates or entities that provide services to us and their respective employees may be granted incentive awards in the form of restricted stock.	Restricted stock awards under our director incentive restricted share plan may not exceed 5.0% of our outstanding shares on a fully diluted basis at any time, and in any event will not exceed 10,000,000 shares (as such number maybe adjusted for stock splits, stock dividends, combinations and similar events).

Other Expenses

Other operating expenses	We will reimburse the expenses incurred by NexPoint in connection with its provision of administrative services provided to us, including the compensation payable by NexPoint to our chief compliance officer and other administrative personnel of NexPoint. We will not reimburse NexPoint for personnel costs in connection with services for which NexPoint receives a separate fee. In addition, we will not reimburse NexPoint for (1) rent or depreciation, capital equipment or other costs of its own administrative items or (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of NexPoint.	We have estimated these annual expenses to be approximately $[•] million. Actual amounts may be lower or higher than this.

Liquidation/Listing Stage

Real Estate Commissions — Advisor and	For substantial assistance in connection	Not determinable at this time.

its Affiliates

with the sale of a property in which our advisor or its affiliate or agent provides a substantial amount of services, we will pay such entity a real estate commission equal to 2.0% of the contract sales price of that property, but in no event will that commission be greater than one-half of the total brokerage commission if a brokerage commission is paid to a third-party broker in addition to the real estate commission paid to our advisor or its affiliate or agent. However, in no event may the sum of the real estate commissions paid to our advisor and its affiliates and agents and unaffiliated third parties exceed the lesser of 6.0% of the contract sales price and a reasonable, customary and competitive real estate commission in light of the size, type and location of the property.

Substantial assistance in connection with the sale of a property includes the preparation of an investment package for the property (including an investment analysis, a property description and other due diligence information) or certain other substantial services performed by the advisor or its affiliate or agent in connection with a sale.

Because the commission is based on a fixed percentage of the contract price for a sold property, there is no maximum dollar amount of these commissions.

Subordinated Participation in Net Sales Proceeds (payable only if we are not listed on an exchange) — Advisor and Affiliates (3)	The advisor will receive from time to time, when available, 15.0% of remaining “net sales proceeds” after return of capital contributions plus payment to investors of an annual 6.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors. “Net sales proceeds” generally refers to the proceeds of sale transactions less selling expenses incurred by or on our behalf, including legal fees, closing costs or other applicable fees. For the full definition of “net sales proceeds,” you should refer to our charter. We cannot assure you that we will provide this 6.0% return, which we have disclosed solely as a measure for our advisor’s and its affiliates’ incentive compensation.	Not determinable at this time. There is no maximum amount of this distribution.

Subordinated Incentive Listing Distribution (payable only if we are listed on an exchange) — Advisor and Affiliates (3)	Upon the listing of our shares on a national securities exchange, the advisor will receive distributions from our operating partnership equal to 15.0% of the amount by which the sum of our market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, pre-tax, non-compounded return to investors. We cannot assure you that we will provide this 6.0% return, which we have disclosed solely as a measure for our advisor’s and its affiliates’ incentive compensation	Not determinable at this time. There is no maximum amount of this distribution.

Annual Subordinated Performance Fee – Advisor and Affiliates	We will pay our advisor an annual subordinated performance fee calculated on the basis of our total return to stockholder, payable annually in arrears, such that for any year in which our annual total return on stockholders’ capital exceeds 6.5%, our advisor will be entitled to 15.0% of the amount in excess of such 6.5%, so long as the amount paid to the advisor does not exceed 10.0% of the aggregate total return for such year. This fee will be payable only from realized appreciation in the company’s assets upon sale, other disposition or refinancing of such assets, which results in our return on stockholders’ capital exceeding 6.5% per annum.	The actual amount will depend on our performance, as well as on the number of shares sold, the per share NAV, and the period of time that the investor continues to hold the shares. Prior to the calculation of NAV, the Annual Subordinated Performance Fee will be payable only if total annual distributions to stockholders exceed 6.5%. Such distributions may be paid from any source, including offering proceeds, DRIP proceeds, financing proceeds and cash flows. Any payment of distributions from sources other than cash flows could result in the dilution of stockholders’ interests.

(1)	Until the NAV pricing date, the per share purchase price for shares in our primary offering will be up to $10.00 (which includes the maximum allowed to be charged for commissions and fees, subject to certain discounts as described in the prospectus). In determining the amount of selling commissions and dealer manager fees, we have assumed the sale of 200,000,000 shares at a purchase price of $10.00 per share.
(2)	For example, if the cost of assets (cost will include the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but will exclude acquisition fees) we hold with respect to a quarter equals $50,000,000 and the value of one share of our common stock as of the last day of such quarter equals $9.00, 10,416.66 Class B Units would be issuable to our advisor (($50,000,000 × 0.1875%) ÷ $9.00 = 10,416.66). This example assumes, for periods following the NAV pricing date, that our quarterly NAV exceeds the cost of assets and that per share NAV is $9.00.
(3)	For example, for each of the subordinated participation in net sales proceeds, the subordinated incentive listing distribution and the subordinated distribution upon termination of the Investment Advisory Agreement, should investors contribute capital of $2.0 billion, the advisor would receive 15.0% of the amount remaining to the extent the applicable “net sales proceeds” or market value exceeded $2.12 billion. Therefore, if the “net sales proceeds” or market value for these purposes equaled $2.2 billion, the advisor would be entitled to receive 15% of the $80.0 million difference between the “net sales proceeds” or market value, as applicable, and the hurdle of $2.12 billion, or $12.0 million.

For the annual subordinated performance fee, if our stockholders’ capital equaled $2.0 billion and we generated a $200.0 million return in the applicable year, our 6.0% threshold equaling $120.0 million, we would be entitled to 15% of the $80 million excess return, or $12.0 million, which would not exceed 10.0% of the aggregate $200.0 million return, or $20.0 million.

Historically, due to the apparent preference of the public markets for self-managed companies, non-traded REITs have engaged in internalization transactions (an acquisition of management functions by the REIT from its advisor) pursuant to which they became self-managed prior to listing their securities on national securities exchanges. These internalization transactions can result in significant payments to affiliates of the advisor irrespective of the returns stockholders have received. Our charter and Investment Advisory Agreement provide that no compensation or remuneration will be payable by us or our operating partnership to our advisor or any of its affiliates solely related to any internalization transaction (an acquisition of management functions by us from our advisor) in the future.

Certain of the advisory fees payable to NexPoint are not based on the performance of our investments. See “Management Compensation” for a more detailed description of the fees and expenses payable to NexPoint, the dealer manager and their affiliates and the conflicts of interest related to these arrangements.

How is an investment in shares of your common stock different from listed REITs?

Shares of REITs listed on a national securities exchange generally fluctuate in value with the stock market as a whole. We do not intend to list our shares for trading on a national securities exchange, and an investment in our common stock generally differs from listed REITs because: (1) the price of shares of listed REITs are determined by the public market, which may cause a company’s stock price to fluctuate based on factors such as supply and demand, economic preferences and other market forces, while the quarterly per share net asset value of our common stock is based directly on the fair value of our investments; (2) industry benchmarks that track the value of direct, unlisted investments in real estate debt as an asset class have demonstrated a low correlation with the benchmarks for traditional asset classes, such as stocks and bonds; and (3) shares of a listed REIT are highly liquid and easily transferable. Shares of our common stock cannot be readily sold and there are significant restrictions on the ownership, transferability and repurchase of shares of our common stock. Utilizing lower correlated assets in a long-term investment portfolio can increase portfolio efficiency and generate higher total returns while decreasing overall risk, according to various academic and empirical studies.

How will your advisor calculate per share NAV?

Commencing with the NAV pricing date, our advisor will be responsible for calculating our quarterly NAV at the end of each business day on which we make our quarterly financial filing. Our board of directors will review the NAV calculation quarterly. In connection with our NAV calculation, an independent valuation agent will appraise our properties regularly, and our advisor will review each appraisal. Our advisor will also determine the valuation of our properties and will compare each appraisal to its own determinations. If in our advisor’s opinion the appraisals are materially higher or lower than our advisor’s determinations of value, our advisor will discuss the appraisals with the independent valuation agent. If our advisor determines that the appraisals are still materially higher or lower than its valuations, a valuation committee, comprised of our independent directors, will review the appraisals and valuations, and make a final determination of value. To calculate our quarterly per share NAV, our advisor will follow the guidelines established in the Investment Program Association Practice Guideline 2013-01 titled “Valuations of Publically Registered Non-Listed REITs,” issued April 29, 2013, or IPA 2013-01. IPA 2013-01 outlines the following in methodology to calculate NAV:

Step 1: Determination of Gross Asset Value: We will establish the fair value of wholly owned individual real properties and real estate-related assets (taking into consideration an estimate provided by an independent valuation agent as described above) consistent with Accounting Standard Codification Topic 820, Fair Value Measurements and Disclosures, or ASC 820. We will then add the fair value of assets and liabilities related to our investment interests in joint ventures and non-wholly owned subsidiaries based on the net fair value of such entities’ assets less their liabilities and the provisions of the joint venture/subsidiary agreements relating to the allocation of economic interests between the parties to such agreements. We will establish the fair value of any other tangible assets. For this purpose, cash, receivables, certain prepaid expenses and other current assets which have a defined and quantifiable future value should be included. Assets with a future value may include prepaid expenses and taxes, acquisition deposits and prepaid rental income where not otherwise accounted for in the determination of the fair values of real estate and real estate-related assets. Intangible assets to be excluded include deferred financing costs, and all assets/liabilities required by Accounting Standard Codification Topic 805, Business Combinations, or ASC 805. Private non-listed securities and business interests will be valued at estimated fair value.

Step 2: Determination of Liabilities: We will value current liabilities at GAAP book value when it approximates fair value. Debt maturing in one year or more will be valued at fair value or will be marked to market. The value of minority interests will be based on allocation of the fair value of assets less the liabilities of each joint venture based on each applicable provision of the joint venture agreement relating to the allocation of economic interests between the parties.

Step 3: Preferred Securities, Special Interests & Incentive Fee Adjustments: We will calculate and deduct: (i) any net asset value allocable to preferred securities; and (ii) any estimated incentive fees, participations or special interests held by or allocable to our advisor or any of its affiliates, based on our aggregate NAV and payable in a hypothetical liquidation of us as of the valuation date in accordance with the provisions of our operating partnership and Investment Advisory Agreements and the terms of the preferred securities.

Step 4: Determination of Per Share Amount: We will divide the resulting NAV allocable to stockholders by the number of common shares outstanding on the valuation date (fully diluted).

In connection with the determination of the fair value of the real estate and real estate-related assets, an independent valuation agent will provide an estimate of the market value of our real estate assets, which will primarily be held by our operating partnership. In order to determine a quarterly estimate of our portfolio’s market value, the independent valuation agent will analyze the cash flow from and other characteristics of each property in the portfolio and compile a projection of cash flows for the portfolio as a whole. The independent valuation agent will analyze the portfolio’s projected cash flows utilizing a discounted cash flow approach to valuation and may also consider additional valuation methodologies. However all methodologies, opinions and judgments used by the independent valuation agent will be consistent with our valuation guidelines, as established by our board of directors, and industry practices. Each of our properties will be appraised at least annually by the independent valuation agent, with such appraisals spread out over the course of a year so that approximately 25% of all properties are appraised each quarter.

We aim to provide a reasonable estimate of the market value of our shares. However, the methodologies will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct, and if different judgments, assumptions or opinions were used, different estimates would likely result. Therefore, the quarterly per share NAV calculation is an estimate and will not reflect the precise amount that you could receive for your shares in a market transaction. It is not known whether repurchasing or non-repurchasing stockholders or purchasers of our common stock will benefit from such disparity. In addition, our published per share NAV will be an estimate and will not fully reflect the economic impact of certain extraordinary events on our portfolio, such as the unexpected renewal or termination of a material lease or unanticipated structural or environmental events affecting the value of a property, that may have occurred since the prior valuation because we may not be able to immediately quantify the economic impact of such events. If our advisor determines there has been an extraordinary event that may materially change the estimated value of our portfolio, we will make an announcement regarding such extraordinary event. Our advisor will analyze the impact of such extraordinary event and determine, considering the views of the independent valuation agent, the appropriate adjustment to be made to our NAV. We will not, however, retroactively adjust our NAV to give effect to such analysis. To the extent the extraordinary events may result in a material change in value of a specific property, the independent valuation agent will be asked to review such events and, if it believes that such extraordinary events are reasonably likely to have affected the appraised value, will prepare an additional appraisal of the property.

How many real estate properties do you currently own?

We do not currently own any real estate properties or have any commitments to purchase any real estate properties or other assets. For this reason, our offering is deemed to be a “blind pool” offering.

What steps will you take to make sure you purchase environmentally compliant properties?

We will obtain a Phase I environmental assessment for each property we intend to acquire. A Phase I environmental assessment or site assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property. In addition, we will attempt to obtain a representation from the seller that, to its knowledge, the property is not contaminated with hazardous materials.

What will be the terms of your leases?

We expect that our leases generally will have terms of six months to ten or more years, some of which may have renewal options. For multifamily properties, leases generally will have terms of one year or less. For retail properties, leases generally will have terms from three years to ten years or more. We will primarily seek properties with remaining lease terms of seven years or more. However, in certain cases where we think value can be created, we will purchase retail properties with shorter remaining lease terms. Generally, we expect to be responsible for the replacement of specific structural components of a property such as the roof of the building or the parking lot. However, the majority of our retail leases are likely to include reimbursement provisions that require the tenant to pay, as additional rent, all or a portion of real estate taxes; sales and use taxes; special assessments; utilities, insurance and building repairs; and other building operation and management costs. Such reimbursement provisions mitigate the risks related to rising costs.

How will you own your real estate properties?

We expect to own substantially all of our real estate properties through HCRT Operating Partnership, L.P. (“Highland OP”), our operating partnership. We are the sole general partner of Highland OP and, as of the date of this prospectus, our wholly owned subsidiary, HCRT LP, LLC, (“LP”) was the sole limited partner of Highland OP. We expect to present our financial statements, operating partnership income, expenses, and depreciation on a consolidated basis with Highland OP and LP. All items of income, gain, deduction (including depreciation), loss and credit will flow through Highland OP and LP to us as each of these subsidiary entities will be disregarded for federal tax purposes. Neither subsidiary is expected to file a federal income tax return. These tax items will not generally flow through us to our investors however. Rather, our net income and net capital gain will effectively flow through us to our stockholders as and when dividends are paid to our stockholders. Because we plan to conduct substantially all of our operations through Highland OP, we are considered an “UPREIT” (defined below).

What is an “UPREIT”?

UPREIT stands for “Umbrella Partnership Real Estate Investment Trust.” The UPREIT structure is used because a sale of property directly to the REIT is generally a taxable transaction to the selling property owner. In an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of his or its property may transfer the property to the UPREIT in exchange for limited partnership units in the UPREIT and thereby defer taxation of gain until the seller later sells or exchanges his UPREIT units. Using an UPREIT structure may give us an advantage in acquiring desired properties from persons who may not otherwise be willing to sell their properties because of unfavorable tax results. At present, we have no plans to acquire any specific properties in exchange for units of Highland OP.

If I buy shares, will I receive distributions and how often?

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction and excludes net capital gain and which does not necessarily equal net income as calculated in accordance with accounting principles generally accepted in the United States (“GAAP”)). We intend to make distributions monthly. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level, and we have not established limits on the amount of offering proceeds, borrowings or cash advances we may use to pay distributions. Once we commence paying distributions, we expect to pay distributions monthly and continue paying distributions monthly unless our results of operations, our general financial condition, applicable provisions of Maryland law or other factors make it imprudent to do so.

We may fund distributions from unlimited amounts of any source, which may include borrowing funds, using proceeds from this offering, issuing additional securities or selling assets. To the extent that we pay distributions and such distributions exceed our current and accumulated earnings and profits, such excess distributions will be treated first as a return of capital to the extent of a stockholder’s tax basis in his or her shares and then as capital gain. Reducing a stockholder’s tax basis will have the effect of increasing his or her gain (or reducing loss) on a subsequent sale of shares. See “Description of Shares – Distributions”

May I reinvest my distributions in shares of the Company?

Yes. Pursuant to our distribution reinvestment plan, or DRIP, you may elect to have the distributions you receive from us reinvested, in whole or in part, in additional shares of our common stock. Until the NAV pricing date, the purchase price per share under our DRIP will be $9.50 per share, which is 95% of the primary offering price absent any applicable discounts. Beginning with the NAV pricing date, the price per share under our DRIP will vary quarterly and will be equal to our per share NAV on the date that the distribution is payable. Stockholders will not pay selling commissions or dealer manager fees on shares sold under our DRIP. See “Distribution Reinvestment Plan.” We may terminate or suspend the DRIP at our discretion upon 30 days’ written notice to you.

Will I be taxed on the distributions I receive?

Generally, distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. Participants in our distribution reinvestment plan will also be treated for tax purposes as having received an additional distribution to the extent they purchase shares under our distribution reinvestment plan at a discount to fair market value. As a result, participants in our distribution reinvestment plan may have tax liability with respect to their share of our taxable income, but they will not receive cash distributions to pay such liability.

The portion of your distribution that is not subject to tax immediately is considered a return of capital for tax purposes and will reduce the tax basis of your investment. Distributions that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor. You should also review the section of the prospectus entitled “Material Federal Income Tax Considerations.”

What will you do with the money raised in this offering?

We intend to use substantially all of the proceeds from this offering, net of expenses, to acquire and operate commercial real estate primarily consisting of multifamily and retail properties across the United States. Because we have not yet identified any specific properties to purchase, we are considered to be a blind pool. The remainder of such proceeds will be used for working capital and general corporate purposes. We will seek to provide attractive risk-adjusted returns to our stockholders over the long term, primarily through distributions and capital appreciation.

We calculate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $1,970,000,000, assuming we sell the maximum offering amount, after deducting the estimated offering expenses of $30,000,000 payable by us. Depending primarily on the number of shares we sell in the primary offering of up to 200,000,000 shares of common stock, if we sell the maximum offering, we estimate that 89.8% of our primary offering proceeds, or $8.98 per share, will be available for investments, while the remainder will be used to pay offering expenses and to pay a fee to our advisor for its services in connection with the selection, acquisition, development and construction of our real estate investments. Assuming a $9.50 purchase price for shares sold under our distribution reinvestment plan and depending on the number of shares sold in the share DRIP, we estimate that 100% of the gross offering proceeds from our DRIP, or $9.50 per share, will be available for investments and the repurchase of shares under our share repurchase program, if any. These estimates not give effect to special sales or volume discounts which could reduce selling commissions and many of the figures represent management’s best estimate because they cannot be precisely calculated at this time.

Pending investment of the proceeds raised in this offering in real estate investments, we will invest the net proceeds primarily in short-term, highly liquid or other authorized investments consistent with our election to be taxed as a REIT. These securities may have lower yields than our other investments and, accordingly, may result in lower distributions.

What kind of offering is this?

We are offering an aggregate of up to 200,000,000 shares of common stock in our continuous primary offering on a best efforts basis at up to $10.00 per share. When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in this offering are only required to use their best efforts to sell the shares of our common stock. Broker-dealers do not have a firm commitment or obligation to purchase any of the shares of common stock. Therefore, we may not sell all or any of the shares we are offering. Discounts are available for certain categories of purchasers as described in the “Plan of Distribution” section of this prospectus. We also are offering up to 52,631,579 shares of common stock pursuant to our DRIP at a price initially equal to $9.50, which is 95% of our primary offering price. Until the filing of our second Quarterly Report on Form 10-Q with the SEC (or our Annual Report on Form 10-K should such filing constitute the second quarterly financial filing) following the earlier to occur of (i) of our acquisition of $2.0 billion in total portfolio assets and (ii)                     , 2015, which is two years from the effective date of this offering, the per share purchase price for shares in our primary offering will be up to $10.00. After such time, the per share purchase price in our primary offering will vary quarterly and will be equal to per share NAV plus applicable commissions and fees.

What is the purchase price for shares of our common stock?

Until the NAV pricing date, the per share purchase price of our shares in our primary offering will be up to $10.00. After such time, the per share purchase price will vary quarterly and will be equal to our NAV divided by the number of shares outstanding as of the end of business on the day that we file each Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, plus applicable commissions and fees. After the close of business on the day of each such quarterly financial filing, we will file a pricing supplement with the SEC which will set forth the calculation of NAV for such quarter, and we will also post that pricing supplement on our website at www.     .com. After the close of business on the day of each such quarterly financial filing, we will also post the per share NAV for that quarter on our website at www.     .com. In addition to the quarterly pricing supplements, we will provide more frequent pricing supplements if there is a change in the NAV by more than 5% from the NAV disclosed in the last filed prospectus or pricing supplement. In such event, we will, after the close of business on the day on which there is such a change in the NAV, file a pricing supplement which would show the calculation of the quarterly NAV and will provide an explanation as to the reason for the change. Commencing on the NAV pricing date, any purchase orders that we receive prior to 4:00 p.m. Eastern time on the last business day prior to each such quarterly financial filing will be executed at a price equal to our per share NAV for that quarter. Subscriptions that we receive after 4:00 p.m. Eastern time on the last business day prior to each such quarterly financial filing will be held for five business days before execution, during which time a subscriber may withdraw his or her subscription, which will be executed at a price equal to our per share NAV as calculated by our advisor after the close of business on the day on which we make our quarterly financial filing. If, in that circumstance, the investor does not withdraw his or her subscription within five business days of the original subscription date, the subscription will be processed by us. An investor’s subscription agreement and funds will be submitted to the transfer agent by our dealer manager and/or the broker dealers participating in the offering for settlement of the transaction within three business days of placing an order, but the investor’s share price will always be the per share NAV for such quarter that we received the order, as described above, except in such case where a subscription shall be held for five business days, as described above.

What will occur if a minimum of $2,000,000 million is not raised in this offering?

We will not sell any shares unless we sell a minimum of $2,000,000 in shares, by [            ], 2015 (one year from the date of this prospectus). Purchases by our directors, officers and any affiliates of us or NexPoint will not count toward meeting this minimum threshold. Pending satisfaction of this minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, [            ], in trust for our subscribers’ benefit, pending release to us. If we do not satisfy the minimum offering requirement within one year from the date of this prospectus, we will promptly return all funds in the escrow account (including interest) to subscribers, and we will stop offering shares. We will not deduct any fees if we return funds from the escrow account.

How long will this offering last?

The termination date of our primary offering of 200,000,000 shares of common stock will be                     , 2016, unless extended by up to an additional one year by our board directors. If we continue our primary offering beyond two years from the date of this prospectus, we will provide that information in a prospectus supplement. We may continue to offer shares under our DRIP beyond the conclusion of the primary offering until we have sold 200,000,000 shares of common stock through the reinvestment of distributions. We will need to renew the registration statement or file a new registration statement to continue the offering beyond one year from the date of this prospectus. We may terminate this offering at any time.

If our board of directors determines that it is in our best interest, upon the termination of this offering, we may conduct one additional “best efforts” public offering registered with the SEC without the approval of our common stockholders. Our charter restricts our ability to conduct more than two “best efforts” public offerings registered with the SEC without stockholder approval.

Who can purchase shares in this offering?

Residents of most states may buy shares of our common stock pursuant to this prospectus if they have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000 or (2) a net worth of at least $250,000. However, these minimum levels may vary from state to state, so you should carefully read the suitability requirements explained in the “Suitability Standards” section of this prospectus. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of NexPoint and (e) the tax consequences of the investment.

Our affiliates may also purchase shares of our common stock. The selling commission and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.

Are there any special restrictions on the ownership or transfer of shares?

Yes. Our charter contains restrictions on the ownership of our shares that prevent any one person from owning more than 9.8% of our outstanding shares unless exempted by our board of directors. These restrictions are designed to enable us to comply with the ownership restrictions imposed on REITs by the Internal Revenue Code. See “Description of Shares — Restriction on Ownership of Shares.” Our charter also limits your ability to sell your shares to prospective purchasers unless (1) they meet the suitability standards regarding income or net worth described above at “Suitability Standards” immediately following the cover page of this prospectus, and (2) the transfer complies with minimum purchase requirements, which are described below at “Plan of Distribution — Minimum Purchase Requirements.” Any sale of your shares must also comply with applicable securities laws.

Are there any special considerations that apply to employee benefit plans subject to ERISA or other retirement plans that are investing in shares?

Yes. The section of this prospectus entitled “ERISA Considerations” describes the effect the purchase of shares will have on individual retirement accounts and retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and/or the Internal Revenue Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Prospective investors with investment discretion over the assets of the individual retirement account, employee benefit plan or other retirement plan or arrangement should read this section of the prospectus very carefully.

Is there a minimum initial investment requirement?

Yes. To purchase shares in this offering, you must make an initial purchase of at least $2,500. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. These minimum investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

How do I purchase shares in this offering?

If you meet the suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

If I buy shares in this offering, how may I later sell them?

Our common stock is currently not listed on a national securities exchange, and we do not intend to seek to list our stock until the time our independent directors believe that the listing of our stock would be in the best interest of our stockholders. In order to provide stockholders with the benefit of some interim liquidity, our board of directors has adopted a share repurchase program that should enable our stockholders to sell their shares back to us, subject to the significant conditions and limitations in our share repurchase program. Our sponsor, our advisor, our directors and their respective affiliates are prohibited from receiving a fee on any share repurchases. The terms of our share repurchase program are more flexible in cases involving the death or disability of a stockholder.

Repurchases of shares of our common stock, when requested, are at our sole discretion and generally will be made quarterly until our advisor begins calculating NAV. Prior to the NAV pricing date, we will limit the number of shares repurchased during any calendar year to 5% of the weighted average number of shares of common stock outstanding during the prior calendar year. In addition, funds available for our share repurchase program may not be sufficient to accommodate all requests. Due to these limitations, we cannot guarantee that we will accommodate all repurchase requests. Funding for the share repurchase program will be derived from proceeds we maintain from the sale of shares under the DRIP and other operating funds, if any, as our board of directors, in its sole discretion, may reserve for this purpose.

Unless the shares of our common stock are being repurchased in connection with a stockholder’s death or disability, the purchase price for shares repurchased under our share repurchase program will be as set forth below until our advisor begins calculating NAV. We do not currently anticipate obtaining appraisals for our investments (other than investments in transactions with our sponsor, our advisor, our property manager, our directors or their respective affiliates) prior to the NAV pricing date and, accordingly, the estimated value of our investments should not be viewed as an accurate reflection of the fair market value of our investments nor will they represent the amount of net proceeds that would result from an immediate sale of our assets. Commencing with the NAV pricing date, each of our properties will be appraised by our independent valuation agent annually, and our advisor will be responsible for calculating our quarterly NAV at the end of the day on which we file a quarterly financial report. Our board of directors will review the NAV calculation quarterly. Once we begin calculating NAV, to the extent we repurchase shares pursuant to our share repurchase program, such repurchases will be at the applicable per share NAV at the time of such repurchase.

Only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions may be able to participate in the share repurchase program. In other words, once our shares are transferred for value by a stockholder, the transferee and all subsequent holders of such shares are not eligible to participate in the share repurchase program. Prior to the time our advisor begins calculating NAV, we will repurchase shares on the last business day of each quarter (and, in all events, on a date other than a dividend payment date). Prior to the time our advisor begins calculating NAV, the price per share that we will pay to repurchase shares of our common stock will be as follows:

•	for stockholders who have continuously held their shares of our common stock for at least one year, the price will be the lower of $9.25 and 92.5% of the amount paid for each such share;

•	for stockholders who have continuously held their shares of our common stock for at least two years, the price will be the lower of $9.50 and 95.0% of the amount paid for each such share;

in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock.

Upon the death or disability of a stockholder, upon request, we will waive the one-year holding requirement that otherwise would apply to redemption requests made prior to the NAV pricing date. Shares repurchased in connection with the death or disability of a stockholder will be repurchased at a purchase price equal to the price actually paid for the shares during the offering or, if not acquired in the offering, the per share purchase price will be based on the greater of $10.00 or the then-current NAV of the shares as determined by our board of directors (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). In addition, we may waive the holding period in the event of a stockholder’s bankruptcy or other exigent circumstances.

After the NAV pricing date, stockholders may make daily requests that we repurchase all or a portion (but generally at least 25% of a stockholder’s shares) of their shares pursuant to our share repurchase program. At such time, we will limit shares repurchased during any calendar year to 5% of the weighted average number of shares outstanding during the prior calendar year. In addition, you will only be able to have your shares repurchased to the extent that we have sufficient liquid assets to make such purchases. Most of our assets will consist of properties which cannot be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not have sufficient liquid resources to satisfy all repurchase requests. Following the NAV pricing date, in order to provide liquidity for repurchases, we intend to maintain 5% of our NAV in excess of $1.0 billion, if any, in cash, cash equivalents and other short-term investments and certain types of real estate-related assets that we expect to be able to liquidate more readily than other properties, or, collectively, liquid assets. However, our stockholders should not expect that we will maintain liquid assets at or above these levels. To the extent that we maintain borrowing capacity under a line of credit, available amounts under such line of credit will be included in calculating our liquid assets.

Whether our advisor has begun NAV calculations or not, the share repurchase program will terminate immediately if our shares are listed on any national securities exchange. In addition, our board of directors may amend, suspend (in whole or in part) or terminate the share repurchase program at any time upon 30 days’ notice. Further, our board of directors reserves the right, in its sole discretion, to reject any requests for repurchases. For additional information on our share repurchase program refer to the section entitled “Share Repurchase Program” elsewhere in this prospectus.

What are your exit strategies?

We do not intend to hold our acquired assets for an extended period of time past three to six years after the termination of this offering. Our primary offering is expected to continue for two years from the effectiveness of this offering, subject to our right to extend this offering for an additional one-year period.

Although we may extend this offering via a follow-on offering, at this time we do not expect this offering to continue for more than three years from effectiveness. Should we pursue a follow-on offering, our primary offering will be deemed to terminate upon the close of such follow-on offering. Our board of directors, in consultation with management, may determine that it is in our best interests to begin the process of engaging advisors to consider alternatives with respect to a liquidity event at such time during our offering stage that it can reasonably conclude that all of the securities being offered in this offering will be sold within a reasonable period (i.e., three to six months). A liquidity event may include a sale of our assets, a sale or merger of our company, a listing of our common stock on a national securities exchange or another similar transaction. Any liquidity event is subject to the determination of our board of directors that such liquidity event is appropriate to commence.

In addition, our sponsor or advisor, or their affiliates, have the option to repurchase all shares from stockholders if (a) a liquidity event is not achieved by the sixth anniversary of the termination of our primary offering, or (b) at any time with 120-days prior notice. The repurchase price shall be equal to the investor’s return of gross capital, plus 6.5% cumulative, non-compounded annual return on adjusted capital. Upon repurchase, the advisor is restricted from selling any assets (except in the ordinary course of business), pursuing a listing on an exchange, or pursuing any other type of liquidity event for a period of 12 months after the purchase of all shares closes.

If we do not begin the process of achieving a liquidity event by the fifth anniversary of the termination of our primary offering, our charter requires our board of directors to adopt a resolution declaring that a plan of liquidation of our company is advisable and directs that the plan of liquidation be submitted for consideration at either an annual or special meeting of stockholders, unless, in either case, the adoption of a plan of liquidation by our board of directors and submission of such plan to stockholders is postponed by a vote of a majority of our board of directors and a majority of the independent directors. If we have sought and failed to receive stockholder approval of a plan of liquidation, we will continue operating and, upon the written request of stockholders owning in the aggregate not less than 10% of the then outstanding shares of our common stock, the plan of liquidation will be submitted for consideration by proxy statement to the stockholders up to once every two years.

Market conditions and other factors could cause us to delay our liquidity event beyond the sixth anniversary of the termination of this primary offering. Even after we decide to pursue a liquidity event, we are under no obligation to conclude our liquidity event within a set time frame because the timing of our liquidity event will depend on real estate market conditions, financial market conditions, U.S. federal income tax consequences to stockholders, and other conditions that may prevail in the future. We also cannot assure you that we will be able to achieve a liquidity event.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Description of Shares - Share Repurchase Program” for a detailed description of our share repurchase program.

What is the role of the board of directors?

We will be managed by our advisor and our officers under the direction of our board of directors, the members of which will be accountable to us and our stockholders as fiduciaries. Our board of directors will also set our policies and make major decisions as required under Maryland law. Upon commencement of this offering, we will have a five-member board of directors, a majority of whom will be independent under the provisions of our charter. All of our officers are currently affiliated with Highland Capital Management, which our advisor will utilize in providing substantial services to us. Our charter, which requires that a majority of our directors be independent of our advisor and its affiliates, creates a committee of our board consisting solely of all of our independent directors. This committee, which we call the conflicts committee, is responsible for reviewing the performance of NexPoint Advisor and must approve other matters set forth in our charter. See “Management — Executive Officers and Directors” and “Conflicts of Interest — Certain Conflict Resolution Procedures.” Our directors are elected annually by our stockholders.

What is the experience of your management?

Our management team has extensive experience investing in and managing commercial real estate. Below is a short description of the background of each of our officers.

•	James Dondero: Mr. Dondero is co-founder and president of Highland Capital Management, L.P., founder and president of NexPoint Advisors and chairman of NexBank, an affiliated bank a majority owned by Mr. Dondero. Mr. Dondero co-founded Highland in 1993 with Mark Okada. Mr. Dondero has over 30 years of experience investing in credit and equity markets and has helped pioneer credit asset classes. Highland and its affiliates currently manage $19 billion in assets as of October 31, 2013. Mr. Dondero is the President of the Company.

•

Ted Dameris: Mr. Dameris has 20 years’ experience originating, underwriting, structuring, and closing real estate investments. Mr. Dameris heads the real estate team at Highland. Mr. Dameris also has significant experience with working out distressed real estate investments. Prior to joining Highland in April 2007, Mr. Dameris was a managing director at Hawkeye Partners, L.P. where he was integrally involved in the creation, structuring and closing of a large commingled real estate fund. Mr. Dameris’ previous experience includes real estate acquisitions for Presidio Investments, commercial lending for Nomura Securities, and real estate law practice for Fulbright & Jaworski, L.L.P. Mr. Dameris primarily sources and underwrites retail real estate investments for Highland and its affiliates, including a private REIT managed by NexPoint. Mr. Dameris is a member of the NexBank board of directors.

•	Matt McGraner: Matt is a corporate counsel in our real estate group. Mr. McGraner was with Jones Day in Dallas prior to joining Highland. Mr. McGraner has substantial experience in originating, underwriting, structuring and closing real estate investment particularly in regard to multifamily properties. Prior to joining Jones Day, Mr. McGraner founded a real estate investment company and purchased multifamily deals with units under management for a total investment of $ . At Highland, Mr. McGraner is responsible for sourcing and analyzing multifamily deals and doing all legal work related to the firm’s real estate investments, including for a private REIT managed by NexPoint.

•	Brian Mitts: Mr. Mitts joined Highland in February 2007 and currently serves as the Chief Operations Officer for Highland Capital Fund Advisors and NexPoint and leads business development for the real estate team, developing new products and exploring new markets. Mr. Mitts works closely with the real estate team and is integral in marketing real estate products for NexPoint and its affiliates. He expects to review the underwriting analysis for a substantial portion of the investments acquired by the Company. Mr. Mitts is the Treasurer of the Company.

Will I receive information regarding the performance of my investment?

Yes, we will provide you with periodic updates on the performance of the company and your investment in us, including:

•	four quarterly distribution and financial reports;

•	an annual report;

•	an annual IRS Form 1099-DIV, if required; and

•	supplements to the prospectus.

We will provide this information to you via U.S. mail or other courier. However, with your permission, we may furnish this information to you by electronic delivery, including, with respect to our annual report, by notice of the posting of our annual report on our affiliate’s web site, which is www.                    .com. We will also include on this web site access to our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statement and other filings we make with the SEC, which filings will provide you with periodic updates on our performance. In addition, our quarterly and annual reports will set forth information regarding the sources of our distribution payments consistent with the staff positions of federal and state regulators.

When will I be provided with tax information?

Your Form 1099-DIV tax information, if required, will be mailed by January 31 of each year.

Are there any JOBS Act considerations?

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies. Such exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations relating to executive compensation in proxy statements and periodic reports, and exemptions from the requirement to hold a non-binding advisory vote on executive compensation and obtain shareholder approval of any golden parachute payments not previously approved. We have not yet made a decision whether to take advantage of any or all of such exemptions. If we decide to take advantage of any of these exemptions, some investors may find our common stock a less attractive investment as a result.

Additionally, under Section 107 of the JOBS Act, an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period. Therefore we intend to comply with new or revised accounting standards on the applicable dates on which the adoption of standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1 billion or more, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter) or (3) the date on which we have, during the preceding three year period, issued more than $1 billion in non-convertible debt.

Who may I call regarding my questions?

If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:

Highland Capital Fund Distributors, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

877-665-187

Attention: Investor Services

RISK FACTORS

An investment in our common stock involves various risks and uncertainties. You should carefully consider the following material risk factors in conjunction with the other information contained in this prospectus before purchasing our common stock. The risks discussed in this prospectus can adversely affect our business, operating results, prospects and financial condition. This could cause the value of our common stock to decline and could cause you to lose all or part of your investment. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Relating to an Investment in Us

No public market currently exists for our shares of common stock, and we have no current plans to list our shares on an exchange. If you are able to sell your shares, you would likely have to sell them at a substantial discount from their public offering price.

There is no current public market for our shares and we currently have no plans to list our shares on a national securities exchange or to liquidate our assets by a specified date. You may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. Any sale of your shares must also comply with applicable securities laws. Our charter also prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. This provision may inhibit large investors from purchasing your shares. Moreover, our share repurchase program includes numerous restrictions that limit your ability to sell your shares to us, and our board of directors may amend, suspend or terminate our share repurchase program upon 30 days’ notice. We describe these restrictions in detail under “Description of Shares — Share Repurchase Program.” Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you will likely have to sell them at a substantial discount to their public offering price. It is also likely that your shares will not be accepted as the primary collateral for a loan. You should purchase our shares only as a long-term investment because of their illiquid nature.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on cash available from our operations. The amount of cash available for distributions is affected by many factors, such as our ability to acquire or originate commercial real estate debt and other targeted investments as offering proceeds become available, income from such investments and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. With no prior operating history, we cannot assure you that we will be able to pay or maintain our current level of distributions or that distributions will increase over time. We cannot give any assurance that returns from the investments that we acquire will increase, that the securities we buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of commercial real estate will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders. We may not have sufficient cash from operations to make a distribution required to qualify for or maintain our REIT status, which may materially adversely affect your investment.

We have no operating history nor do we currently own any properties, which makes our future performance and the performance of your investment difficult to predict.

We were organized on November 12, 2013. We have no operations and own no properties. Our lack of operating history significantly increases the risk and uncertainty you face in investing in our shares.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

We will be competing to acquire these real estate investments with other REITs, real estate limited partnerships, pension funds and their advisors, bank and insurance company investment accounts and other entities. Many of our competitors have greater financial resources, and a greater ability to borrow funds to acquire properties, than we do. We cannot be sure that our advisor will be successful in obtaining suitable investments on financially attractive terms or that, if our advisor makes investments on our behalf, our objectives will be achieved. The more money we raise in this offering, the greater will be our challenge to invest all of the net offering proceeds on attractive terms. Therefore, the large size of this offering increases the risk that we may pay too much for real estate acquisitions. If we, through our advisor, are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term, investment-grade investments and may, ultimately, liquidate. We expect we will earn yields substantially lower than the interest income that we anticipate receiving from investments in the future that meet our investment objective. As a result, any distributions we make while our portfolio is not fully invested in securities meeting our investment objective may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested in properties meeting our investment objective. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to make distributions.

If we raise substantial offering proceeds in a short period of time, we may not be able to invest all of the net offering proceeds promptly, which may cause our distributions and the long-term returns to our investors to be lower than they otherwise would.

We could suffer from delays in locating suitable investments. The more money we raise in this offering, the more difficult it will be to invest the net offering proceeds promptly. Therefore, the large size of this offering increases the risk of delays in investing our net offering proceeds. Our reliance on our advisor to locate suitable investments for us at times when the management of our advisor is simultaneously seeking to locate suitable investments for other affiliated programs could also delay the investment of the proceeds of this offering. Delays we encounter in the selection, acquisition and development of income-producing properties would likely limit our ability to pay distributions to you and reduce your overall returns. Moreover, if we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in the distribution of cash distributions attributable to those particular properties. You should expect to wait several months after the closing of a property acquisition before we can pay cash distributions attributable to such property.

The lack of experience of our advisor in operating under the constraints imposed on us as a REIT may hinder the achievement of our investment objectives.

The Code imposes numerous constraints on the operations of REITs that do not apply to other investment vehicles managed by Highland Capital Management and its affiliates. Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Code. Any failure to so comply could cause us to fail to satisfy the requirements associated with REIT status. Neither we nor our advisor has any experience operating under these constraints, which may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objective. As a result, we cannot assure you that our advisor will be able to operate our business under these constraints. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. For a discussion of the REIT qualification tests and other considerations relating to our election to be taxed as REIT, see “Federal Income Tax Considerations.”

We depend upon key personnel of Highland Capital Management, our advisor and its affiliates.

We are an externally managed REIT and therefore we do not have any internal management capacity or employees. We will depend to a significant degree on the diligence, skill and network of business contacts of certain of our executive officers and other key personnel of our advisor to achieve our investment objectives including Messrs. Dondero, Dameris, McGraner and Mitts, all of whom would be difficult to replace. We expect that our advisor will evaluate, negotiate, structure, close and monitor our investments in accordance with the terms of the Investment Advisory Agreement.

We depend upon the senior professionals of our advisor, NexPoint, to maintain relationships with potential investments, and we intend to rely upon these relationships to provide us with potential investment opportunities. We cannot assure you that these individuals will continue to provide indirectly investment advice to us. If these individuals, including the members of our investment committee, do not maintain their existing relationships with NexPoint, maintain existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the senior professionals of our advisor have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that such relationships will generate investment opportunities for us.

Our advisor, NexPoint, is an affiliate of Highland Capital Management and will, in turn, depend upon access to the investment professionals and other resources of Highland Capital Management and its affiliates to fulfill its obligations to us under the Investment Advisory Agreement. NexPoint will also depend on Highland Capital Management to obtain access to deal flow generated by its professionals. We believe that our future success depends, in a large part, on Highland Capital Management’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition to retain such personnel is intense, and we cannot assure you that Highland Capital Management will be successful. Through a Shared Services Agreement, NexPoint may utilize employees from affiliated advisors. Under the Shared Services Agreement, Highland provides various services such as: human resources, accounting, tax, valuation, information technology services, office space, employees, compliance, and legal. Per the Shared Services Agreement, these costs are allocated to NexPoint based on a per employee charge that is assigned to provide services. To the extent an employee is not fully allocated to NexPoint, the charge for services is pro-rated accordingly. Highland pays all of the employees assigned to provide services to NexPoint. We cannot assure you that the affiliate of Highland Capital Management will fulfill its obligations under this agreement with our advisor. If the affiliate fails to perform, we cannot assure you that our advisor will enforce the Shared Services Agreement, that such agreement will not be terminated by either party, or that we will continue to have access to the investment professionals of Highland Capital Management and its affiliates, or their market knowledge and deal flow.

If our advisor is unable to manage our investments effectively, we may be unable to achieve our investment objective.

Our ability to achieve our investment objective will depend on our ability to manage our business and to grow our business. This will depend, in turn, on our advisor’s ability to identify, invest in and monitor properties that meet our investment criteria. The achievement of our investment objectives on a cost-effective basis will depend upon our advisor’s execution of our investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. Our advisor will have substantial responsibilities under the Investment Advisory Agreement. The personnel of our advisor are engaged in other business activities; which could distract them and divert their time and attention such that they can no longer dedicate a significant portion of their time to our businesses or otherwise slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not replicate the historical results achieved by other entities managed or sponsored by NexPoint, members of the investment committee or by Highland Capital Management or its affiliates.

Our primary focus in making investments generally differs from that of existing investment funds, accounts or other investment vehicles that are or have been managed by NexPoint, members of the investment committee or sponsored by Highland Capital Management or its affiliates. In addition, the previously sponsored investment programs by Highland Capital Management were significantly different from us in terms of targeted assets, regulatory structure and limitations, investment strategy and objectives and investment personnel. Past performance is not a guarantee of future results, and there can be no assurance that we will achieve comparable results of those Highland Capital Management affiliates. In addition, investors in our common stock are not acquiring an interest in any such investment funds, accounts or other investment vehicles that are or have been managed by NexPoint, members of the investment committee or sponsored by Highland Capital Management or its affiliates. We also cannot assure you that we will replicate the historical results achieved by members of the investment committee, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated.

The highly competitive market for investment opportunities in which we operate may limit our investment opportunities.

A number of entities compete with us to make the types of investments that we plan to make in properties. We will be competing to acquire these real estate investments with other REITs, real estate limited partnerships, pension funds and their advisors, bank and insurance company investment accounts and other entities. Many of our competitors have greater financial resources, and a greater ability to borrow funds to acquire properties, than we do. In addition, some of our competitors have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

Because we have not yet identified any specific properties to purchase, we are considered to be a blind pool, which makes your investment more speculative.

We have not identified any properties to acquire with the proceeds from this offering. Our ability to identify well-performing properties and achieve our investment objectives depends upon the performance of our advisor in the acquisition of our investments and the determination of any financing arrangements. The large size of this offering increases the challenges that our advisor will face in investing our net offering proceeds promptly in attractive properties, and the continuing high demand for the type of properties we desire to purchase increases the risk that we may pay too much for the properties that we do purchase.

We will seek to invest substantially all of the net proceeds from the primary offering, after the payment of fees and expenses, in the acquisition of or investment in interests in properties and real estate-related assets. However, you will be unable to evaluate the economic merit of specific real estate projects before we invest in them. We expect to rely entirely on the ability of our advisor to select suitable and successful investment opportunities. We will not provide you with information to evaluate our proposed investments prior to our acquisition of those investments. Because of the illiquid nature of our shares, even if we disclose information about our potential investments before we make them, it will be difficult for you to sell your shares promptly or at all. Furthermore, our board of directors will have broad discretion in implementing policies regarding tenant creditworthiness and you will not have the opportunity to evaluate potential tenants, managers or borrowers. These factors increase the risk that your investment may not generate returns consistent with their expectations.

Distributions paid from sources other than our cash flows from operations, particularly from proceeds of this offering, will result in us having fewer funds available for the acquisition of properties and other real estate-related investments and may dilute your interests in us, which may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect your overall return.

Until we are generating operating cash flow from properties or other real estate-related investments sufficient to make distributions to our stockholders, we intend to pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings, including possible borrowings from our advisor or its affiliates, the sale of additional securities, advances from our advisor, and our advisor’s deferral, suspension or waiver of its fees and expense reimbursements. Our inability to acquire properties or other real estate-related investments may result in a lower return on your investment than you expect. Moreover, our board of directors may change our distribution policy, in its sole discretion, at anytime. Distributions made from offering proceeds constitute a return of capital to stockholders, from which we will have already paid offering expenses in connection with this offering. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any.

If we fund distributions from the proceeds of this offering, we will have less funds available for acquiring properties or other real estate-related investments. As a result, the return you realize on your investment maybe reduced. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets or the proceeds of this offering may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock or securities convertible or exercisable into shares of our common stock to third-party investors. Payment of distributions from the mentioned sources could restrict our ability to generate sufficient cash flows from operations, affect our profitability or affect the distributions payable to you upon a liquidity event, any or all of which may have an adverse effect on your investment.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on cash available from our operations. The amount of cash available for distributions will be affected by many factors, such as our ability to buy properties as offering proceeds become available, operating income from such properties and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. With no prior operating history, we cannot assure you that we will be able to pay or maintain our current level of distributions or that distributions will increase over time. We cannot give any assurance that rents from the properties will increase, that the securities we buy will increase in value or provide constant or increased distributions overtime, or that future acquisitions of real properties, mortgage, bridge or mezzanine loans or any investments in securities will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders. We may not have sufficient cash from operations to make a distribution required to qualify for or maintain our REIT status, which may materially adversely affect your investment.

Our organizational documents permit us to pay distributions from any source. Any distributions may reduce the amount of capital we invest in properties.

We may pay distributions of unlimited amounts from any source, including borrowing funds, using proceeds from this offering, issuing additional securities or selling assets. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except in accordance with our organizational documents and Maryland law. Distributions from the proceeds of this offering or from borrowings also could reduce the amount of capital we ultimately invest in properties and other permitted investments. This, in turn, would reduce the value of your investment. For a description of the factors that can affect the availability and timing of cash distributions to stockholders, see the section of this prospectus captioned “Description of Shares — Distributions.”

Our advisor can resign on 60 days’ notice from its role as advisor and administrator, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business, and results of operations and cash flows.

Our advisor has the right, under the Investment Advisory Agreement, to resign at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If our advisor resigns as our advisor or administrator we may not be able to find a new advisor or administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our advisor and its affiliates. Even if we are able to retain comparable management, the integration of such management and its lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

We will incur significant costs as a result of being a public company.

As a public company, we will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act and other rules implemented by the SEC.

We depend on information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect our ability to pay dividends to our stockholders.

Our business depends on the communications and information systems of Highland Capital Management, to which we have access through our administrator, NexPoint. In addition, certain of these systems are provided to Highland Capital Management by third-party service providers. Any failure or interruption of such systems, including as a result of the termination of an agreement with any such third-party service provider, could cause delays or other problems in our activities. This, in turn, could have a material adverse effect on our operating results and negatively affect our ability to pay dividends to our stockholders.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless a director is grossly negligent or engages in willful misconduct or, in the case of our directors who are also our executive officers or affiliates of our advisor, for simple negligence or misconduct. As a result, you and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees and agents) in some cases, which would decrease the cash otherwise available for distributions to you.

You may be more likely to sustain a loss on your investment because our sponsors do not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their company.

As of the date of this prospectus, our sponsor had only invested approximately $100 in us, primarily by purchasing 11 shares of common stock in us at $9.00 per share before our initial public offering. Therefore, if we are successful in raising enough proceeds to be able to reimburse our sponsors for the significant organization and offering expenses of this offering, our sponsors have little exposure to loss. Without this exposure, our investors may be at a greater risk of loss because our sponsors do not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

In August 2011, Standard & Poor’s Rating Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+”. In June 2013, Standard & Poor’s Ratings Services affirmed this “AA+” rating. In January 2012, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating for France, Italy, Spain and six other European countries, which has negatively impacted global markets and economic conditions. In addition, in April 2012, Standard & Poor’s Ratings Services further lowered its long-term sovereign credit rating for Spain. Recent U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets toward these developments could cause interest rates and borrower costs to rise, which may negatively impact our ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions result in from any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering and Our Corporate Structure

We intend to disclose funds from operations and modified funds from operations, each a non-GAAP financial measure, in future communications with investors, including documents filed with the SEC; however, funds from operations and modified funds from operation are not equivalent to our net income or loss as determined under GAAP, and you should consider GAAP measures to be more relevant to our operating performance.

We will use, and we intend to disclose to investors, funds from operations, or FFO, and modified funds from operations, or MFFO, which are non-GAAP financial measures. See “Plan of Operation — Funds from Operations and Modified Funds from Operations.” FFO and MFFO are not equivalent to our net income or loss as determined in accordance with GAAP, and investors should consider GAAP measures to be more relevant in evaluating our operating performance. FFO and MFFO and GAAP net income differ because FFO and MFFO exclude gains or losses from sales of property and asset impairment write-downs, and add back depreciation and amortization and adjust for unconsolidated partnerships and joint ventures. MFFO further excludes acquisition-related expenses, amortization of above- and below-market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to non-controlling interests.

Because of the differences between FFO and MFFO and GAAP net income or loss, FFO and MFFO may not be accurate indicators of our operating performance, especially during periods in which we are acquiring properties. In addition, FFO and MFFO are not indicative of cash flow available to fund cash needs and investors should not consider FFO and MFFO as alternatives to cash flows from operations or an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO and MFFO. Also, because not all companies calculate FFO and MFFO the same way, comparisons with other companies may not be meaningful.

No investor may own more than 9.8% of our stock unless exempted by our board of directors, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of our outstanding common stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock. See “Description of Shares – Restriction on Ownership of Shares”

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a stockholder.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without your vote. Our board’s broad discretion in setting policies and your inability to exert control over those policies increases the uncertainty and risks you face as a stockholder.

Under Maryland General Corporation Law and our charter, our stockholders are entitled to vote only on the following matters without concurrence of the board: (a) election and removal or directors; (b) amendment of the charter, as provided in Article XIII of the charter; (c) dissolution of us; and (d) to the extent required under Maryland law, merger or consolidation of us or the sale or other disposition of all or substantially all of our assets. With respect to all other matters, our board of directors must first adopt a resolution declaring that a proposed action is advisable and direct that such matter be submitted to our stockholders for approval or ratification. These limitations on voting rights may limit your ability to influence decisions regarding our business.

We may change our targeted investments without stockholder consent.

We expect our portfolio of investments in commercial real estate to consist primarily of multifamily and retail properties. Though this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders. Any such change could result in our making investments that are different from, and possibly riskier than, the investments described in this prospectus. Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our stockholders. These policies may change over time. A change in our targeted investments or investment guidelines, which may occur without your consent, may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to you.

Because no public trading market for our shares currently exists, it will be difficult for our stockholders to sell their shares and, if our stockholders are able to sell their shares, it will likely be at a substantial discount to the public offering price.

Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% in value of the aggregate of outstanding shares of capital stock or more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our stock, unless exempted (prospectively or retroactively) by our board of directors, which may inhibit large investors from purchasing your shares. In its sole discretion, our board of directors could amend, suspend or terminate our share repurchase program upon 30 days’ notice. Further, the share repurchase program includes numerous restrictions that would limit a stockholder’s ability to sell his or her shares. We describe these restrictions in more detail under “Description of Shares - Share Repurchase Program.” Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. If a stockholder is able to sell his or her shares, such stockholder would likely realize a substantial discount to the public offering price. It is also likely that our shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, investors should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time. If our shares are listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

You may not be able to have your shares redeemed under the share repurchase program; if you are able to have your shares redeemed under the share repurchase program, you may not be able to recover the amount fo your investment in our shares.

Our board of directors has adopted a share repurchase program, but there are significant conditions and limitations that limit your ability to have your shares redeemed under the plan. In addition, our board of directors may modify, suspend or terminate our share repurchase program, or apply such customary gates as the board of directors shall determine to be in our best interests, at any time without stockholder approval.

Until the NAV pricing date, except with respect to redemptions sought within one year of a stockholder’s death or qualifying disability, you must hold your shares for at least one year in order to participate in our share repurchase program.

Prior to the NAV pricing date, stockholders electing to participate in the share repurchase program will receive a redemption price for their shares subject to the following discounts: (i) shares redeemed following the first anniversary of date of purchase but on or prior to the second anniversary of date of purchase will be redeemed at the lower of $9.25 and 92.5% of the price paid to acquire the shares from us; (ii) shares redeemed following the second anniversary of date of purchase but on or prior to the third anniversary of date of purchase will be redeemed at the lower of $9.50 and 95.0% of the price paid to acquire the shares from us; and (iii) shares redeemed following the third anniversary of date of purchase but on or prior to the fourth anniversary of date of purchase will be redeemed at the lower of $9.75 and 97.5% of the price paid to acquire the shares from us.

After the NAV pricing date, stockholders electing to participate in the share repurchase program will receive a redemption price for their shares equal to the then-current per share NAV, except that shares redeemed within four months of purchase will be subject to a short-term trading fee of 2% of the aggregate NAV of the shares of common stock repurchased.

The provisions of our share repurchase program may limit your ability to have your shares redeemed should you require liquidity and could limit your ability to recover the amount that you invested in our shares. The terms of our share repurchase program are more generous for redemptions sough within one year of a sotkcholder’s death or qualifying disability. All redemptions are subject to there being sufficient funds legally available to the Company for that purpose. For more information, see “Description of Shares - Share Repurchase Program.”

The offering price was not established on an independent basis and bears no relationship to the net value of our assets. The offering price is likely to be higher than the amount you would receive per share if we were to liquidate at this time because of the upfront fees that we pay in connection with the issuance of our shares.

The offering price of the shares was not established on an independent basis and bears no relationship to the net value of our assets, or to any other established criteria for valuing issued or outstanding shares. The offering price is likely to be higher than the amount you would receive per share if we were to liquidate at this time because of the upfront fees that we pay in connection with the issuance of our shares. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers. Because the initial offering price is not based on any independent valuation, the offering price is not indicative of the proceeds you would receive upon liquidation.

Commencing with the NAV pricing date, your purchase and the repurchase under our share repurchase program of our shares will be based on our per share NAV, which will be based upon subjective judgments, assumptions and opinions about future events, and may not be accurate. As a result, our quarterly per share NAV may not reflect the amount that you might receive for your shares in a market transaction and you will not know the per share NAV at the time of purchase.

Commencing with the NAV pricing date, NAV by estimating the market value of our assets and liabilities, many of which may be illiquid. In calculating NAV, our advisor will consider an estimate provided by an independent valuation agent of the market value of our real estate assets. Our advisor will review such valuations for consistency with its determinations of value and our valuation guidelines and the reasonableness of the independent valuation agent’s conclusions. If in our advisor’s opinion, the appraisals are materially higher or lower than the advisor’s determinations of value, our advisor will discuss the appraisals with the independent valuation agent, and may submit the appraisals and valuations to a valuation committee comprised of our independent directors. Such committee will review the appraisals and valuations and make a final determination of value. Although the valuations of our real estate portfolio by the independent valuation agent will be approved by our board of directors, the valuations may not be precise because the valuation methodologies used to value a real estate portfolio involve subjective judgments, assumptions and opinions about future events. Any resulting disparity may benefit the selling or non-selling stockholders or purchasers. Investors may not know the per share NAV at which they will purchase shares at such time as they submit a purchase order. Furthermore, there are no rules or regulations specifically governing what components may be included in the NAV calculation to ensure there is consistency. Therefore, investors should pay close attention to the components used to calculate NAV and should be aware that the NAV calculations may not accurately reflect the value of our assets. See “Valuation Policies” for more details about how we will calculate our NAV.

It may be difficult to reflect accurately material events that may impact our quarterly NAV between valuations and, accordingly, we may be selling and repurchasing shares at too high or too low a price.

Our independent valuation agent will calculate estimates of the market value of our principal real estate and real estate-related assets, and our advisor will determine the fair value of our real estate and real estate-related assets and liabilities taking into consideration estimates provided by the independent valuation agent. The final determination of value may be made by a valuation committee comprised of our independent directors if our advisor determines that the appraisals of the independent valuation agent are materially higher or lower than its valuations. Our advisor is ultimately responsible for determining the quarterly per share NAV. Each property will be appraised at least annually and appraisals will be spread out over the course of a year, so that approximately 25% of all properties will be appraised each quarter. Since each property will be appraised only once annually, there may be changes in the course of the year that are not fully reflected in the quarterly NAV. As a result, the published per share NAV may not fully reflect changes in value that may have occurred since the prior quarterly valuation. Furthermore, our independent valuation agent and our advisor will monitor our portfolio, but it may be difficult to reflect changing market conditions or material events that may impact the value of our portfolio between quarters, or to obtain timely complete information regarding any such events. Therefore, the per share NAV published after the announcement of an extraordinary event may differ significantly from our actual NAV until such time as sufficient information is available and analyzed, the financial impact is fully evaluated, and an appropriate adjustment to be made to NAV is determined by our advisor and our independent valuation agent. Any resulting disparity may benefit repurchasing or non-repurchasing stockholders or purchasers.

Our ability to conduct our offering successfully depends, in part, on the ability of the dealer manager to successfully establish, operate and maintain a network of broker-dealers.

The success of our public offering, and correspondingly our ability to implement our business strategy, will depend upon the ability of the dealer manager to establish and maintain a network of licensed securities broker-dealers and other agents to sell our shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Existing stockholders and potential investors in this offering do not have preemptive rights to any shares we issue in the future. Upon commencement of this offering, our charter will authorize us to issue 252,631,579 shares of capital stock, of which 252,631,579 shares will be designated as common stock and 0 will be designated as preferred stock. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After your purchase in this offering, our board may elect to (1) sell additional shares in this or future public offerings; (2) issue equity interests in private offerings; (3) issue shares of our common stock under an incentive compensation equity award plan to our independent directors or to employees of our advisor or its affiliates; (4) issue shares to our advisor, its successors or assigns, in payment of an outstanding fee obligation or as consideration in a related-party transaction; or (5) issue shares of our common stock to sellers of properties we acquire in connection with an exchange of limited partnership interests of Highland Capital OP. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. Further, depending upon the terms of such transactions, most notably the offering price per share, which may be less than the price paid per share in any offering under this prospectus, and the value of our properties, existing stockholders may also experience a dilution in the book value of their investment in us.

We will pay substantial fees and expenses to our advisor and its affiliates, which payments increase the risk that you will not earn a profit on your investment.

Pursuant to our agreements with our advisor, we will also pay significant fees to our advisor and its affiliates during our operational stage. Those fees include asset management fees and obligations to reimburse our advisor and its affiliates for expenses they incur in connection with their providing services to us, including certain personnel services.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our investors first enjoying agreed-upon investment returns, affiliates of our advisor could also receive significant payments even without our reaching specific investment-return thresholds should we seek to become self-managed. Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. And given our advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring our advisor. Such an internalization transaction could result in significant payments to affiliates of our advisor irrespective of whether you enjoyed the returns on which we have conditioned other back-end compensation, and we will not be required to seek a stockholder vote to become self-managed.

These fees and other potential payments increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in this offering. Substantial consideration paid to our advisor and its affiliates also increases the risk that you will not be able to resell your shares at a profit, even if our shares are listed on a national securities exchange. See “Management Compensation.”

If we are unable to obtain funding for future capital needs, cash distributions to you and the value of our investments could decline.

When tenants do not renew their leases or otherwise vacate their space, we will often need to expend substantial funds for tenant improvements to the vacated space in order to attract replacement tenants. Even when tenants do renew their leases, we may agree to make improvements to their space as part of our negotiation. In addition, although we expect that our leases with tenants will require tenants to pay routine property maintenance costs, we will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops.

We will use substantially all of this offering’s gross proceeds to buy properties and pay various fees and expenses. We do not intend to reserve significant proceeds from this offering for future capital needs. Accordingly, if we need significant capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would limit our ability to make distributions to you and could reduce the value of your investment.

Our board of directors has opted out of the provisions of the Maryland General Corporation Law relating to deterring or defending hostile takeovers. Although we will not currently be afforded this protection, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent you from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders, or affiliates of interested stockholders, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also, under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation, who is also a director of the corporation, are excluded from the vote on whether to accord voting rights to the control shares. Should our board opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the corporation’s outstanding voting stock; or

•	an affiliated associate of the corporation who, at any time during the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding securities of the corporation.

Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection. For more information about the business combination, control share acquisition and Subtitle 8 provisions of Maryland law, see “Description of Shares – Business Combinations,” “Description of Shares – Control Share Acquisitions” and “Description of Shares – Subtitle 8.”

We may not meet the minimum offering requirements for this offering; therefore, you may not have access to your funds for one year from the date of this prospectus.

If the minimum offering requirements are not met within one year from the date of this prospectus, this offering will terminate and subscribers who have delivered their funds into escrow will not have access to those funds until such time. In addition, the interest rate on the funds delivered into escrow may be less than the rate of return you could have achieved from an alternative investment.

This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets underperform.

This offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. Even though we have established a minimum size of our offering necessary for us to release funds from the escrow account and utilize subscription funds, such amount will not, by itself, be sufficient for us to purchase a diversified portfolio of investments. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of our expenses over a smaller capital base.

There is a risk that you may not receive distributions or that our distributions may not grow over time.

We intend to make distributions on a monthly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Finally, if more stockholders opt to receive cash dividends and other distributions rather than participate in our distribution reinvestment plan, we may be forced to liquidate some of our investments and raise cash in order to make distribution payments. All distributions will be paid at the discretion of our board and will depend on our earnings, our financial condition, maintenance of our REIT status, compliance with applicable regulations and such other factors as our board may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future.

Investing in our shares may involve an above average degree of risk and is intended for long-term investors.

The investments we make in accordance with our investment objective and strategies may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, and therefore, an investment in our shares may not be suitable for someone with lower risk tolerance. In addition, our common stock is intended for long-term investors.

Investors in this offering will suffer immediate dilution.

Our advisor and its affiliates perform services for us in connection with the sale of shares in this offering, the selection and acquisition of our investments, the management and leasing of our properties and the administration of our other investments. We pay them substantial fees for these services, which results in immediate dilution to the value of our stockholders’ investments and reduces the amount of cash available for investment or distribution to stockholders. Depending primarily upon the number of shares we sell in this offering and assuming a $10.00 purchase price for shares sold in the primary offering (not accounting for shares sold under the DRIP) we estimate that approximately 89.8% of the gross proceeds will be available to make investments in real estate properties and other real estate-related loans and securities. We will use the remainder of the offering proceeds to pay the costs of the offering, to pay a fee to our advisor for its services in connection with the selection, acquisition and financing of properties, and possibly to repurchase shares of our common stock under our share repurchase program if our board of directors determines it is appropriate and there are insufficient DRIP proceeds for this purpose. These substantial fees and other payments also increase the risk that our stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We are not registered, and do not intend to register ourself or any of our subsidiaries, as an investment company under the Investment Company Act. If we become obligated to register ourself or any of our subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on specific transactions with affiliates; and

•	requirements to comply with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

We intend to conduct our operations, directly and through wholly or majority-owned subsidiaries, so that we and each of our subsidiaries are not investment companies under the Investment Company Act. Under Section 3(a)(1) (A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading insecurities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” “Investment securities” excludes (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company under Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

Since we will be primarily engaged in the business of acquiring real estate, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. If we or any of our wholly or majority-owned subsidiaries inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act.

Under Section 3(c)(5)(C), the SEC staff generally requires the company to maintain at least 55% of its assets directly in qualifying assets and at least 80% of the entity’s assets in qualifying assets and in a broader category of real estate related assets to qualify for this exception. Mortgage-related securities may or may not constitute such qualifying assets, depending on the characteristics of the mortgage-related securities, including the rights that we have with respect to the underlying loans. Our ownership of mortgage-related securities, therefore, is limited by provisions of the Investment Company Act and SEC staff interpretations. See the section entitled “Investment Objectives and Criteria — Investment Company Act Considerations” in this prospectus.

The method we use to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the SEC staff. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for an exclusion from regulation under the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act.

A change in the value of any of our assets could cause us or one or more of our wholly or majority-owned subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired, or we may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.

We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1,000,000,000 or more, (2) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter, and we have been publicly reporting for at least 12 months) or (3) the date on which we have issued more than $1,000,000,000 in non-convertible debt during the preceding three-year period. Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new audit rules adopted by the PCAOB after April 5, 2012 (unless the SEC determines otherwise), (3) provide certain disclosures relating to executive compensation generally required for larger public companies or (4) hold shareholder advisory votes on executive compensation. We have not yet made a decision as to whether to take advantage of any or all of the JOBS Act exemptions that are applicable to us. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result.

Additionally, the JOBS Act provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

Risks Related to Conflicts of Interest

There are significant potential conflicts of interest that could affect our investment returns.

As a result of our arrangements with Highland Capital Management, our advisor and our investment committee, there may be times when Highland Capital Management, our advisor or such persons have interests that differ from those of our stockholders, giving rise to a conflict of interest.

The members of our investment committee serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by our advisor or its affiliates. Similarly, our advisor or its affiliates may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. For example, the members of our investment committee have, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by our advisor and its affiliates. Our investment objective may overlap with the investment objectives of such affiliated investment funds, accounts or other investment vehicles. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other investment funds or accounts advised by or affiliated with our advisor. Our advisor will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. However, we can offer no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time. “See Conflicts of Interest – Certain Conflict Resolution Procedures”

Our advisor, sponsor and dealer manager and their officers and employees and certain of our executive officers and other key personnel face competing demands relating to their time, and this may cause our operating results to suffer.

Our advisor, our sponsor and dealer manager and their officers and employees and certain of our executive officers and other key personnel and their respective affiliates are key personnel, general partners, sponsors, managers, owners and advisors of other real estate investment programs, including Highland Capital Management-sponsored investment products, some of which have investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Additionally, based on our sponsor’s experience, a significantly greater time commitment is required of senior management during the development stage when the REIT is being organized, funds are initially being raised and funds are initially being invested, and less time is required as additional funds are raised and the offering matures. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If this occurs, the returns on our investments may suffer.

Our advisor faces conflicts of interest relating to the incentive fee structure under our Investment Advisory Agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Under our Investment Advisory Agreement, our advisor or its affiliates will be entitled to fees that are structured in a manner intended to provide incentives to our advisor to perform in our best interests and in the best interests of our stockholders. However, because our advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our advisor’s interests are not wholly aligned with those of our stockholders. In that regard, our advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our advisor to fees. In addition, our advisor’s or its affiliates’ entitlement to fees and distributions upon the sale of our assets and to participate in sale proceeds could result in our advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle the advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. For a more detailed discussion of the fees and distributions payable to our advisor and its affiliates in respect of this offering, see the section entitled “Management Compensation” in this prospectus.

The Investment Advisory Agreement with NexPoint was not negotiated on an arm’s length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

The Investment Advisory Agreement was negotiated between related parties. Consequently, its terms, including fees payable to our advisor, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under the agreement because of our desire to maintain our ongoing relationship with our advisor and its affiliates. Any such decision, however, would breach our fiduciary obligations to our stockholders.

Our advisor’s liability will be limited under the Investment Advisory Agreement, and we have agreed to indemnify our advisor against certain liabilities, which may lead our advisor to act in a riskier manner on our behalf than it would when acting for its own account.

Under the Investment Advisory Agreement, our advisor will not assume any responsibility to us other than to render the services called for under that agreement, and it will not be responsible for any action of our board in following or declining to follow our advisor’s advice or recommendations. Our advisor maintains a contractual, as opposed to a fiduciary, relationship with us. Under the terms of the Investment Advisory Agreement, our advisor, its officers, members, personnel, and any person controlling or controlled by our advisor will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of our advisor’s duties under the Investment Advisory Agreement. In addition, we have agreed to indemnify our advisor and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory Agreement. These protections may lead our advisor to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Because the dealer manager is one of our affiliates, you will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a stockholder.

The dealer manager is one of our affiliates. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. If your broker-dealer does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering.

Risks Related to Investments in Real Estate

Economic, market and regulatory changes that impact the real estate market generally may cause our operating results to suffer and decrease the value of our properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

•	changes in general or local economic conditions;

•	changes in the supply of or demand for similar or competing properties in an area;

•	changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;

•	changes in tax, real estate, environmental and zoning laws; and

•	periods of high interest rates and tight money supply.

Any of the above factors, or combination thereof, could result in a decrease in the value of our potential properties, which would have an adverse effect on our operations, on our ability to pay distributions to you and on the value of your investment.

Part of our strategy for building our portfolio may involve acquiring assets opportunistically. This strategy will involve a higher risk of loss than more conservative investment strategies.

In order to meet our investment objectives we intend to embark on a strategy that may involve acquiring opportunistic assets which we can reposition, redevelop or remarket to create value enhancement and capital appreciation. Our strategy for acquiring properties may involve the acquisition of properties in markets that are depressed. As a result of our investment in these types of markets, we will face increased risks relating to changes in local market conditions and increased competition for similar properties in the same market, as well as increased risks that these markets will not recover and the value of our properties in these markets will not increase, or will decrease, over time. For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties, and as a result, our ability to make distributions to our stockholders could be affected. Our intended approach to acquiring and operating income-producing hotel properties involves more risk than comparable real estate programs that have a targeted holding period for investments that is longer than ours, utilize leverage to a lesser degree or employ more conservative investment strategies.

We may obtain only limited warranties when we purchase a property and would have only limited recourse if our due diligence did not identify any issues that lower the value of our property, which could adversely affect our financial condition and ability to make distributions to you.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property as well as the loss of rental income from that property.

We may be unable to secure funds for future capital needs, which could adversely impact our ability to pay cash distributions to our stockholders.

We will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops. We intend to reserve only 0.1% of the gross proceeds from this offering for future capital needs, exclusive of situations where we acquire a property with the expectation that such property will require capital expenditures in the near term. In such cases, we intend for the acquisition cost of such property to include an adequate reserve amount for future capital expenditures. Otherwise, if we need additional capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.

We depend on tenants for our revenue, and lease defaults or terminations by significant tenants could reduce our net income and limit our ability to make distributions to you.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property, particularly in the event the asset is an industrial property, which may not have efficient alternative uses. If a tenant defaults on or terminates a significant lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to you.

In the event that we lease properties to retail tenants, those retail tenants will face competition from numerous channels which may reduce our profitability and ability to pay distributions.

Retailers at our properties will face continued competition from discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators, television shopping networks and shopping via the Internet. Such competition could adversely affect our tenants and, consequently, our revenues and funds available for distribution.

If we enter into long-term leases with tenants, those leases may not result in fair value over time.

Long-term leases do not allow for significant changes in rental payments and do not expire in the near term. If we do not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, significant increases in future property operating costs could result in receiving less than fair value from these leases. Such circumstances would adversely affect our revenues and funds available for distribution.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to you.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such property, which may lead to a decrease in the value of our assets.

The value of a property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the property.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties, which could have an adverse effect on your investment.

Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distributions to you. Lock out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may attempt to acquire multiple properties in a single transaction. Portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions also may result in us owning investments in geographically dispersed markets, placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions. Any of the foregoing events may have an adverse effect on our operations.

We may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so, limiting our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders and could reduce the value of our stockholders’ investments. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Our inability to sell a property when we desire to do so may cause us to reduce our selling price for the property. Any delay in our receipt of proceeds, or diminishment of proceeds, from the sale of a property could adversely impact our ability to pay distributions to our stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our net income and the return on your investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition of providing mortgage loans. Such insurance policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incur a casualty loss that is not fully insured, the value of that asset will be reduced by such uninsured loss. In addition, other than any working capital reserve or other reserves we may establish, or our existing line of credit, we do not have any sources of funding specifically designated for funding repairs or reconstruction of any uninsured damaged property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to you.

Our operating results may suffer because of potential development and construction delays that result in increased costs and risks.

We may use proceeds from this offering to acquire and develop properties, including unimproved real properties, upon which we will construct improvements. We will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities or community groups, and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

Actions of our potential future joint venture partners could reduce the returns on our future joint venture investments and decrease your overall return.

We may enter into joint ventures to acquire, develop or improve properties with some of the proceeds of this offering. Such investments may involve risks not otherwise present with other methods of investment in real estate, including, for example, the following risks:

•	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

•	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are, or that become, inconsistent with our business interests or goals; or

•	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to you.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Our tenants’ operations, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to you.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to you. We intend for all of our properties to be subject to Phase I environmental assessments at the time they are acquired.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for Disabilities Act compliance will reduce our net income and the amount of cash available for distributions to you.

Terrorist attacks and other acts of violence or war may affect the markets in which we plan to operate, which could delay or hinder our ability to meet our investment objectives and reduce your overall return.

Terrorist attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. We expect that we will invest in major metropolitan markets. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. The terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. The inability to obtain sufficient terrorism insurance or any terrorism insurance at all could limit our investment options as some mortgage lenders have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition of providing loans.

Risks Associated with Debt Financing

We may incur mortgage indebtedness and other borrowings, which we have broad authority to incur, that may increase our business risks and decrease the value of your investment.

We expect that in most instances, we will acquire real properties by using either existing financing or borrowing new funds. In addition, we may incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire additional real properties. We may borrow if we need funds to satisfy the REIT tax qualification requirement that we generally distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. We also may borrow if we otherwise deem it necessary or advisable to assure that we maintain our qualification as a REIT.

There is no limitation on the amount we may borrow against any single improved property. Under our charter, our borrowings may not exceed 300% of our total “net assets” (as defined in our charter in accordance with the NASAA REIT Guidelines) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments. However, we may exceed that limit if such excess is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing, along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments. In addition, it is our intention to limit our borrowings to 60% of the aggregate fair market value of our assets (calculated after the close of this offering and once we have invested substantially all the proceeds of this offering), unless excess borrowing is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for such excess borrowing. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limits. We expect that during the period of this offering we will seek such independent director approval of borrowings in excess of these limitations since we will then be in the process of raising our equity capital to acquire our portfolio. As a result, we expect that our debt levels will be higher until we have raised equity capital and repaid a portion of our initial leverage. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of your investment

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. In such event, we may be unable to pay the amount of distributions required in order to maintain our REIT status. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected which could result in our losing our REIT status and would result in a decrease in the value of your investment.

We expect to obtain a credit facility that will likely include a cross-default provision that provides that a payment default under any recourse obligation above a negotiated dollar amount or any non-recourse obligation above another negotiated dollar amount by us, Highland OP, or any of our subsidiaries will constitute a default under the credit facility.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders.

We expect that we will incur indebtedness in the future. To the extent that we incur variable rate debt, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to pay distributions to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements we enter may contain covenants that limit our ability to further mortgage a property, discontinue insurance coverage or replace our advisor. In addition, loan documents may limit our ability to replace a property’s property manager or terminate certain operating or lease agreements related to a property. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Our derivative financial instruments that we may use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on our stockholders’ investments.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets, but no hedging strategy can protect us completely. We cannot assure our stockholders that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. In addition, the use of such instruments may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% Gross Income Test or 95% Gross Income Test (each as defined below in the section entitled “Material U.S. Federal Income Tax Considerations — REIT Qualification Tests — Income Tests”).

Interest-only and adjustable rate indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT. Any of these results would have a significant, negative impact on our stockholders’ investments.

Finally, if the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

We have broad authority to utilize leverage and high levels of leverage could hinder our ability to make distributions and decrease the value of your investment.

Our charter does not limit us from utilizing financing until our borrowings exceed 300% of our total “net assets” (as defined by the NASAA REIT Guidelines), which is generally expected to approximate 75% of the aggregate cost of our investments. Further, we can incur financings in excess of this limitation with the approval of our independent directors. High leverage levels would cause us to incur higher interest charges and higher debt service payments and the agreements governing our borrowings may also include restrictive covenants. These factors could limit the amount of cash we have available to distribute to you and could result in a decline in the value of your investment.

Federal Income Tax Risks

We intend to elect to be treated as a REIT. Our failure to qualify as a REIT for federal income tax purposes would reduce the amount of income we have available for distribution and limit our ability to make distributions to our stockholders.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. Future legislative, judicial or administrative changes to the federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. For a discussion of the REIT qualification tests and other considerations relating to our election to be taxed as REIT, see “Federal Income Tax Considerations.”

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and potentially state and local tax, and would adversely affect our operations and the market price of our common stock.

We intend to elect and qualify to be taxed as a REIT commencing with our taxable year ending December 31, 2014 and intend to operate in a manner that would allow us to continue to qualify as a REIT. However, we may terminate our REIT qualification if our board of directors determines that not qualifying as a REIT is in our best interests or inadvertently. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. The REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, any opinion of our counsel, including tax counsel, as to our eligibility to qualify or remain qualified as a REIT is not binding on the IRS and is not a guarantee that we will qualify, or continue to qualify, as a REIT. Accordingly, we cannot be certain that we will be successful in operating so we can qualify or remain qualified as a REIT. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income or quarterly asset requirements also depends on our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, if certain of our operations were to be recharacterized by the IRS, such recharacterization would jeopardize our ability to satisfy all requirements for qualification as a REIT. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to qualify as a REIT for any taxable year, and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT qualification. Losing our REIT qualification would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, which would reduce the return on your investment.

We may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for federal income tax purposes, we can give you no assurance that the IRS will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the distribution requirement for a taxable year.

You may have current tax liability on distributions you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, you will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the shares of common stock received. See “Description of Shares — Distribution Reinvestment Plan — Tax Consequences of Participation.”

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to you.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

•	In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

•	If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•	If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax.

•	We may perform additional, non-customary services for tenants of our buildings through our taxable REIT subsidiary, including real estate or non-real estate related services; however, any earnings related to such services are subject to federal and state income taxes.

To qualify as a REIT we must meet annual distribution requirements, which may force us to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions. This could delay or hinder our ability to meet our investment objectives and reduce your overall return.

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. We will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (a) 85% of our ordinary income, (b) 95% of our capital gain net income and (c) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. It is possible that we might not always be able to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings while we qualify as a REIT.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which could delay or hinder our ability to meet our investment objectives and lower the return on your investment.

To qualify as a REIT, we must satisfy tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders’ investments.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75.0% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10.0% of the outstanding voting securities of any one issuer or more than 10.0% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5.0% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25.0% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. See “Material Federal Income Tax Considerations — Taxation of the Company.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income, which may reduce your anticipated return from an investment in us.

Distributions that we make to our taxable stockholders out of current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may (1) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, (2) be designated by us as qualified dividend income generally to the extent they are attributable to dividends we receive from our taxable REIT subsidiaries, or (3) constitute a return of capital generally to the extent that they exceed our accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not generally taxable, but has the effect of reducing the basis of a stockholder’s investment in our common stock.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Currently, the maximum tax rate applicable to qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for this reduced rate. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. Tax rates could be changed in future legislation.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary. This could increase the cost of our hedging activities because our taxable REIT subsidiaries would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a taxable REIT subsidiary generally will not provide any tax benefit, except for being carried forward against future taxable income of such taxable REIT subsidiary.

Legislative or regulatory tax changes could adversely affect you.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or of you as a stockholder. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our common stock or the value or the resale potential of our properties. We recommend you consult with your own tax advisor with respect to the impact of any relevant legislation on your investment in our common stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our common stock.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.

For so long as we qualify as a REIT, our ability to dispose of property during the first few years following acquisition may be restricted to a substantial extent as a result of our REIT qualification. Under applicable provisions of the Code regarding prohibited transactions by REITs, while we qualify as a REIT, we will be subject to a 100% penalty tax on any gain recognized on the sale or other disposition of any property (other than foreclosure property) that we own, directly or indirectly through any subsidiary entity, including our operating partnership, but generally excluding taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. During such time as we qualify as a REIT, we intend to avoid the 100% prohibited transaction tax by (a) conducting activities that may otherwise be considered prohibited transactions through a taxable REIT subsidiary (but such taxable REIT subsidiary will incur corporate rate income taxes with respect to any income or gain recognized by it), (b) conducting our operations in such a manner so that no sale or other disposition of an asset we own, directly or through any subsidiary, will be treated as a prohibited transaction, or (c) structuring certain dispositions of our properties to comply with the requirements of the prohibited transaction safe harbor available under the Code for properties that, among other requirements, have been held for at least two years. No assurance can be given that any particular property we own, directly or through any subsidiary entity, including our operating partnership, but generally excluding taxable REIT subsidiaries, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

Retirement Plan Risks

If the fiduciary of an employee pension benefit plan subject to ERISA (such as profit sharing, Section 401(k) or pension plan) or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to criminal and civil penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit-sharing, section 401(K) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code such as an individual retirement account, or that are investing in our shares. If you are investing the assets of such a plan or account in our common stock, you should satisfy yourself that:

•	your investment is consistent with your fiduciary and other obligations under ERISA and the Internal Revenue Code;

•	your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan’s or account’s investment policy;

•	your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

•	your investment in our shares, for which no trading market may exist, is consistent with the liquidity needs of the plan or IRA;

•	your investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	you will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and

•	your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we expect to provide an estimated value for our shares annually. Until the NAV pricing date, we expect to use the gross offering price of a share of common stock in our most recent offering as the per share estimated value thereof.

This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. Accordingly, we can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties, and can subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA custodians should consult with counsel before making an investment in our common shares.

If you invest in our shares through an IRA or other retirement plan, you may be limited in your ability to withdraw required minimum distributions.

If you establish an IRA or other retirement plan through which you invest in our shares, federal law may require you to withdraw required minimum distributions, or RMDs, from such plan in the future. Our share repurchase program limits the amount of repurchases (other than those repurchases as a result of a stockholder’s death or disability) that can be made in a given year. Additionally, you will not be eligible to have your shares repurchased until you have held your shares for at least one year. As a result, you may not be able to have your shares repurchased at a time in which you need liquidity to satisfy the RMD requirements under your IRA or other retirement plan. Even if you are able to have your shares repurchased, such repurchase may be at a price less than the price at which the shares were initially purchased, depending on how long you have held your shares. If you fail to withdraw RMDs from your IRA or other retirement plan, you may be subject to certain tax penalties.

ESTIMATED USE OF PROCEEDS

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell (1) the minimum primary offering of 200,000 shares of common stock and (2) the maximum primary offering amount of 200,000,000 shares of common stock. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the initial public offering price of the common stock and the actual number of shares of common stock we sell in this offering. The table below assumes that shares of our common stock are sold at the initial offering price of $10.00 per share. Such amount is subject to increase or decrease based upon our net asset value per share.

We intend to use substantially all of the proceeds from this offering, net of expenses, to acquire and invest in commercial real estate investments in the United States in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. However, our board of directors has the authority under our organizational documents, to the extent permitted by Maryland law, in its sole discretion, to fund distributions from other sources, including, without limitation, the sale of assets, borrowers, offering proceeds and the deferral of fee and expense reimbursements by NexPoint. In addition, we have not established limits on the use of proceeds from this offering. We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. However, depending on market conditions and other factors, including the availability of investment that meet our investment criteria, we may be unable to invest such proceeds within the time period we anticipate. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or sufficiently diversify our portfolio.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public. All or a portion of the selling commission and dealer manager fee may be reimbursed, reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See “Plan of Distribution.” The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Minimum Offering		Maximum Offering
	Amount	%	Amount	%
Gross proceeds	$2,000,000	100.0%	$2,000,000,000	100.0%
Less:
Selling commission(1)	$140,000	7.0%	$140,000,000	7.0%
Dealer manager fee(1)	$60,000	3.0%	$60,000,000	3.0%
Offering expenses(2)	$30,000	1.5%	$30,000,000	1.5%
Acquisition Fees	$26,000	1.3%	$26,000,000	1.3%
Acquisition Expenses	$8,000	0.4%	$8,000,000	0.4%
Subsidy to Shareholders(3)	$(60,000)	(3.0)%	$(60,000,000)	(3.0)%
Net proceeds/amount available for investments (4)	$1,796,000	89.8%	$1,796,000,000	89.8%

(1)	Includes selling commissions equal to 7% of aggregate gross offering proceeds and a dealer manager fee equal to 3% of aggregate gross offering proceeds. We will not pay any selling commissions or a dealer manager fee on sales of shares under the distribution reinvestment plan. We intend to reimburse shareholders an amount equal to the 3.0% dealer manager fee with respect to shares purchased during the first [ ] quarters of the offering. See “Plan of Distribution.”
(2)

Organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charge of our escrow holder, due diligence expense reimbursements to soliciting dealers and amounts to reimburse our advisor for its portion of the salaries of the employees of its affiliates who provide services to our advisor and other costs in connection with administrative oversight of the offering and marketing process and preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by soliciting dealers.
(3)	NexPoint or its affiliates will reimburse shareholders for the dealer manager fee of 3.0% of aggregate gross offering proceeds with respect to shares purchased during the first [ ] quarters of this offering.
(4)	Until required in connection with the acquisition of commercial real estate-related investments, substantially all of the net proceeds of the offering and, thereafter, any working capital reserves we may have, may be invested in short-term, highly-liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

MANAGEMENT

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The board is responsible for the overall management and control of our affairs. The board has retained our advisor to manage certain aspects of our day-to-day affairs and the acquisition and disposition of our investments, subject to the board’s supervision. As described in greater detail under section entitled “— The Advisor” below, our advisor will be responsible for making investment decisions subject to the approval of our board of directors.

Our charter has been reviewed and ratified by our board of directors, including the independent directors. This ratification by our board of directors is required by the NASAA REIT Guidelines.

Our charter and bylaws provide that the number of our directors may be established by a majority of the entire board of directors but, after we commence this offering, may not be fewer than three nor more than ten. We have a total of five directors, including three independent directors. Our charter provides that, after we commence this offering, a majority of the directors must be independent directors except for a period of up to 60 days after the death, resignation or removal of an independent director pending the election of such independent director’s successor. An “independent director” is defined in article IV of our charter in accordance with Section I.B.14 of the NASAA REIT Guidelines. There are no family relationships among any of our directors or officers, or officers of our advisor. Each director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by us. Each of our current directors has substantially in excess of three years of relevant real estate experience. At least one of the independent directors must have at least three years of relevant real estate experience and at least one of our independent directors must be a financial expert with at least three years of financial experience.

During the discussion of a proposed transaction, independent directors may offer ideas for ways in which transactions may be structured to offer the greatest value to us, and our management will take these suggestions into consideration when structuring transactions. Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors maybe increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director.

Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed. Neither our advisor, any member of our board of directors nor any of their affiliates may vote or consent on matters submitted to the stockholders regarding the removal of our advisor or any director or any of their affiliates or any transaction between us and any of them. In determining the requisite percentage in interest required to approve such a matter, any shares owned by such persons will not be included.

Any vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred. Independent directors shall nominate replacements for vacancies in the independent director positions. Each director will be bound by the charter and the bylaws.

The directors are not required to devote all of their time to our business and are only required to devote the time to our affairs as their duties require. The directors meet quarterly or more frequently if necessary. Maryland law provides that any action required or permitted to be taken at a meeting of the board of directors also may be taken without a meeting by the unanimous written or electronic consent of all directors. Our directors are not required to devote a substantial portion of their time to discharge their duties as our directors. Consequently, in the exercise of their responsibilities, the directors heavily rely on our advisor. Our directors must satisfy their fiduciary duty to us and our stockholders, including their fiduciary duty to supervise the relationship between us and our advisor. The board is empowered to fix the compensation of all officers that it selects and approve the payment of compensation to directors for services rendered to us in any other capacity.

Our board of directors has established policies on investments and borrowing, the general terms of which are set forth in this prospectus. The directors may establish further policies on investments and borrowings.

The directors will monitor our and our advisor’s administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interest of our stockholders.

The independent directors are responsible for reviewing our fees and expenses on at least an annual basis and with sufficient frequency to determine that the expenses incurred are reasonable in light of our investment performance, our net assets, our net income and the fees and expenses of other comparable unaffiliated REITs. In addition, a majority of the directors, including a majority of the independent directors, who are not otherwise interested in the transaction must determine that any transaction with our advisor or its affiliates is fair and reasonable to us. The independent directors also are responsible for reviewing the performance of our advisor and determining that the compensation to be paid to our advisor is reasonable in relation to the nature and quality of services to be performed and that the provisions of the Investment Advisory Agreement are being carried out. Specifically, the independent directors consider factors such as:

•	the amount of the fees paid to our advisor or its affiliates in relation to the size, composition and performance of our investments;

•	the success of our advisor in generating appropriate investment opportunities;

•	rates charged to other REITs, especially REITs of similar structure, and other investors by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor or its affiliates for its other clients.

If the independent directors determine that the compensation to be paid to our advisor is not reasonable, our board of directors may request that our advisor reduce its fees, terminate the Investment Advisory Agreement, renegotiate the Investment Advisory Agreement or retain a new advisor. Neither our advisor, any director nor any of their respective affiliates may vote or consent to the voting of shares of our common stock they now own or hereafter acquire on matters submitted to the stockholders regarding either (1) the removal of such director or advisor, or (2) any transaction between us and our advisor, such director or any of their respective affiliates. In determining the requisite percentage in interest of shares necessary to approve a matter on which a director, our advisor or any of their respective affiliates may not vote or consent, any shares owned by such director, our advisor or any of their respective affiliates will not be included.

Committees of the Board of Directors

Our entire board of directors considers all major decisions concerning our business, including property acquisitions. However, our charter and bylaws provide that our board may establish such committees as the board believes appropriate. The board will appoint the members of the committee in the board’s discretion. Our charter and bylaws require that a majority of the members of each committee of our board be independent directors.

Audit Committee

Our board of directors has established an audit committee, which consists of our three independent directors. The audit committee, by approval of at least a majority of the members, selects the independent registered public accounting firm to audit our annual financial statements, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves the audit and non-audit services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls. One of our independent directors, , is our audit committee financial expert. Our board of directors has adopted a charter for the audit committee that sets forth its specific functions and responsibilities.

Conflicts Committee

In order to reduce or eliminate certain potential conflicts of interest, our charter creates a conflicts committee of our board of directors composed of all of our independent directors, as defined under the NASAA Guidelines. The conflicts committee, which is authorized to retain its own legal and financial advisors, is empowered to act on any matter permitted under Maryland law. If a matter cannot be delegated to a committee under Maryland law, but the conflicts committee has determined that the matter at issue is such that the exercise of independent judgment by the other directors could be compromised, both the board of directors and the conflicts committee must approve the matter. See “Conflicts of Interest — Certain Conflict Resolution Procedures.”

Our conflicts committee will also discharge the board’s responsibilities relating to compensation of our executives. The conflicts committee will administer the granting of stock-based awards, and set the terms and conditions of such awards in accordance with the Restricted Share Plan, which we describe below. The conflicts committee will also have authority to amend the Restricted Share Plan, or create other incentive compensation and equity-based plans.

Our conflicts committee will also have the responsibility to (1) identify individuals qualified to serve on the board of directors and recommend that the board of directors select a slate of director nominees for election by our stockholders at the annual meeting; (2) develop and recommend to the board of directors a set of corporate governance policies and principles and periodically re-evaluate such policies and guidelines for the purpose of suggesting amendments to them if appropriate; and (3) oversee an annual evaluation of the board of directors and each of the committees of the board of directors. Upon commencement of this offering, the members of the conflicts committee will be [            ] and [            ].

Executive Officers and Directors

We have provided below certain information about our executive officers and directors.

Name	Age	Positions
James D. Dondero	52	President and Investment Committee Member
Brian D. Mitts	43	Treasurer and Investment Committee Member
Ted Dameris	45	Investment Committee Member
Matthew McGraner	30	Investment Committee Member

Compensation of Our Executive Officers

Our executive officers do not receive compensation from us for services rendered to us. Our executive officers are also employees of Highland Capital Management and its affiliates and are compensated by these entities, in part, for their services to us. See “Management Compensation” and “Employees of Affiliated Companies” below for a discussion of the fees paid to and services provided by NexPoint and its affiliates.

Compensation of Our Directors

We will pay each of our directors who is independent (under either our charter or the independence standards promulgated by the New York Stock Exchange) an annual retainer of $150,000, allocated amongst the funds and entities managed by the board.

All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. If a director is also one of our officers, we will not pay separate compensation for services rendered as a director.

Restricted Share Plan

We have adopted a director incentive restricted share plan to:

•	furnish incentives to individuals and entities chosen to receive restricted shares because they are considered capable of improving our operations and increasing profits;

•	encourage selected persons to accept or continue employment with our advisor and its affiliates; and

•	increase the interest of our employees, officers and directors in our welfare through their participation in the growth in the value of shares of our common stock.

Our director incentive restricted share plan will be administered by the board of directors. The board of directors will have the full authority: (1) to administer and interpret the director incentive restricted share plan; (2) to determine the eligibility of directors, officers and employees (if we ever have employees), employees of our advisor and its affiliates, employees of entities that provide services to us, directors of the advisor or of entities that provide services to us, certain of our consultants and certain consultants to the advisor and its affiliates or to entities that provide services to us, to receive an award; (3) to determine the number of shares of common stock to be covered by each award; (4) to determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of the director incentive restricted share plan); (5) to make determinations of the fair market value of shares; (6) to waive any provision, condition or limitation set forth in an award agreement; (7) to delegate its duties under the director incentive restricted share plan to such agents as it may appoint from time to time; and (8) to make all other determinations, perform all other acts and exercise all other powers and authority necessary or advisable for administering the director incentive restricted share plan, including the delegation of those ministerial acts and responsibilities as the board of directors deems appropriate. The total number of shares of common stock that maybe issued under the director incentive restricted share plan will not exceed 5.0% of our outstanding shares on a fully diluted basis at anytime, and in any event will not exceed 4,000,000 shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Our restricted share plan provides for the automatic grant of [            ] restricted shares of common stock to each of our independent directors, without any further action by our board of directors or the stockholders, when he or she joins the board of directors and on the date of each annual stockholder’s meeting thereafter. Restricted stock issued to independent directors will vest over a five-year period following the first anniversary of the date of grant in increments of 20% per annum.

Restricted share awards entitle the recipient to shares of common stock from us under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with us. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash dividends prior to the time that the restrictions on the restricted shares have lapsed. Any dividends payable in shares of common stock shall be subject to the same restrictions as the underlying restricted shares. We have agreed that the aggregate amount of acquisition fees, acquisition expense reimbursements, financing coordination fees, disposition fees, the asset management subordinated participation and subordinated distributions by the operating partnership, in each case as paid to the advisor (and its affiliates and assignees), together with the fair market value of all shares of restricted stock granted under our restricted share plan, shall not exceed an amount equal to the aggregate of (a) 6% percent of all properties’ aggregate gross contract purchase price, (b) as determined for the preceding four consecutive fiscal quarters, the greater, in the aggregate, of 2% of average invested assets and 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period, (c) disposition fees, if any, of up to 3% of the contract sales price of all properties that we sell, and (d) 15% of remaining net sales proceeds after return of capital contributions plus payment to investors of a 6% cumulative, pre-tax, non-compounded return on the capital contributed by investors.

Limited Liability and Indemnification of Directors, Officers and Other Agents

Our charter limits the liability of our directors and officers to us and our stockholders for monetary damages and requires us to indemnify our directors, officers, NexPoint and its affiliates for losses they may incur by reason of their service in that capacity if all of the following conditions are met:

•	the party seeking exculpation or indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest;

•	the party seeking exculpation or indemnification was acting on our behalf or performing services for us;

•	in the case of an independent director, the liability or loss was not the result of gross negligence or willful misconduct by the independent director;

•	in the case of a non-independent director, NexPoint or one of its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification or exculpation; and

•	the indemnification is recoverable only out of our net assets and not from our stockholders.

The SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. Furthermore, our charter prohibits the indemnification of our directors, NexPoint or its affiliates or broker-dealers for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

Our charter further provides that the advancement of funds to our directors and to NexPoint and its affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding for which indemnification is being sought is permissible only if all of the following conditions are satisfied:

•	the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

•	the proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his or her capacity as such, a court of competent jurisdiction approves the advancement; and

•	the person seeking the advancement undertakes to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that such person is not entitled to indemnification.

We will also purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

Our Advisor

Our advisor is NexPoint. Our advisor has contractual and fiduciary responsibilities to us and our stockholders.

Investment Advisory Agreement

NexPoint will serve as our advisor subsequent to consummation of this offering in accordance with the terms of the Investment Advisory Agreement. Subject to the overall supervision of our board of directors, the advisor will manage the day-to-day operations of, and provide investment management services to, us. Under the terms of the Investment Advisory Agreement, NexPoint does and will:

•	identify, evaluate and negotiate the structure of the investments we make (including performing due diligence on our prospective portfolio properties); and

•	find, present and recommend to us real estate investment opportunities consistent with our investment policies and objectives;

•	structure the terms and conditions of our real estate acquisitions, sales or joint ventures;

•	acquire properties on our behalf in compliance with our investment objectives and policies;

•	arrange for financing and refinancing of properties;

•	enter into leases and service contracts for our properties;

•	oversee the performance of our property managers;

•	review and analyze the properties’ operating and capital budgets;

•	generate an annual budget for us;

•	review and analyze financial information for each property and the overall portfolio;

•	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of properties; and

•	close, monitor and administer the investments we make.

NexPoint’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. We will pay our advisor fees and distributions and reimburse it for certain expenses incurred on our behalf. For a detailed description of the fees and expense reimbursements payable to our advisor, see the section in this prospectus entitled “Management Compensation.”

Additional Fees

We expect to incur acquisition fees payable to our advisor for services in connection with the selection, purchase, development or construction of real property equal to .40% of the contract purchase price of our assets. We will incur such acquisition fees upon receipt of proceeds from the sale of shares.

Our advisor bears substantially all of our organization and offering costs. We will reimburse our advisor for up to 1.5% of our gross offering proceeds for organization and offering costs, including legal, accounting, printing and other accountable offering costs.

Additionally, we will reimburse our advisor for all costs and expenses it incurs in fulfilling its asset-management and administrative duties, which may include wages, salaries, taxes, insurance, benefits, information technology, legal and travel and other out-of-pocket expenses of employees engaged in ongoing management, administration, operations and marketing functions on our behalf. We do not, however, reimburse our advisor for personnel costs in connection with services for which our advisor receives acquisition fees, debt financing fees or real estate commissions.

The compensation, fees, distributions and expense reimbursements that we pay or reimburse to the respective affiliates of our sponsor including our advisor (and its affiliates) are described in detail in “Management Compensation” below.

The one-year term of the current Investment Advisory Agreement ends                     , 2015 and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. Additionally, either party may terminate the Investment Advisory Agreement without cause or penalty upon 60 days’ written notice.

Pursuant to the Investment Advisory Agreement, NexPoint is required to cause sufficient resources to be devoted to our administration to discharge its obligations. NexPoint may assign the Investment Advisory Agreement to an affiliate upon our approval. We may assign or transfer the Investment Advisory Agreement to a successor entity.

Affiliated Companies

Dealer Manager

We incur fees for the following services provided by our dealer manager, its affiliates, and entities under common ownership with our advisor: transfer agency services provided by an affiliate of our dealer manager, and ongoing registration maintenance and transaction management services provided by an affiliate our dealer manager. However, NexPoint or its affiliates will waive such fees or reimburse shareholders for such fees, which are currently set at 3.0% of gross offering proceeds with respect to shares purchased during the first [            ] quarters of this offering. For a further description of the fees and expenses payable to our dealer manager, see “Management Compensation” and “Plan of Distribution.”

Employees of Affiliated Companies

As of the date of this prospectus, neither we nor our advisor, NexPoint, have any direct employees. Our advisor will utilize the employees of affiliates to provide services to us related to acquisitions, dispositions, debt financing, asset management, accounting, investor relations, and all other administrative services. To the extent required, we may reimburse NexPoint for certain personnel and other costs associated with these services, excluding the cost of acquisition and disposition services for which we may pay NexPoint a separate fee.

Management Decisions

The primary responsibility for the management decisions of our advisor and its affiliates, including the selection of investment properties to be recommended to our board of directors, the negotiation for these investments and asset-management decisions, will reside in James Dondero, Ted Dameris, Matthew McGraner and Brian Mitts, our Chief Operations Manager. We expect that proposed transactions will often be discussed by the board of directors in advance of a final board vote. During these discussions, independent directors can offer ideas for ways in which deals can be changed to make them acceptable. The conflicts committee is empowered to approve or reject all acquisitions of real estate. We expect that the conflicts committee will condition our acquisition of any property on the committee’s prior approval.

Related-Party Transactions

There are no currently proposed material transactions with management and their affiliates other than those covered by the terms of the agreements described above with our advisor, our dealer manager and the possible engagement of our affiliated property manager.

MANAGEMENT COMPENSATION

We have no paid employees. NexPoint (“NexPoint”), our advisor, and its affiliates will manage our day-to-day affairs. The following table summarizes all of the compensation and fees we will pay to NexPoint and its affiliates, including amounts to reimburse their costs in providing services.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (200,000,000 Shares)
Offering Stage
Fees to the Dealer Manager

Selling commissions	Our dealer manager will be paid 7.0% of the per share purchase price of shares in our primary offering, which will initially be up to $10.00. No selling commissions will be paid on sales of shares under the DRIP. Our dealer manager will reallow all selling commissions to participating broker dealers. Alternatively, a participating broker dealer may elect to receive a fee equal to 7.5% of the gross proceeds from the sale of shares by such participating broker dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reallowed such that the combined selling commissions and dealer manager fee do not exceed 10.0% of the gross proceeds from the sale of our common stock. The total amount of all items of compensation from any source, payable to our dealer manager or the soliciting dealers will not exceed an amount that equals 10.0% of the gross proceeds of the offering (excluding securities purchased through the DRIP).	$140,000,000(1)

Dealer manager fee

Our dealer manager will be paid up to 3.0% of gross offering proceeds, except no dealer manager fee is payable on shares sold under the DRIP or to “Friends.” The dealer manager reallows all or a portion of its dealer manager fees to participating broker-dealers.

NexPoint, or its affiliates, will subsidize the up-front fees paid by shareholders by reimbursing or waiving the 3.0% dealer manager fee for shares purchased during the first [            ] quarters of the offering.

$60,000,000(1) (but note that a portion of this amount will be reimbursed to shareholders for shares purchased during the first [ ] quarters of the offering)

Reimbursement to Our Investment
Advisor

Other organization and offering expenses	We will reimburse our advisor for the organizational and initial offering costs it has incurred on our behalf only to the	Not determinable at this time.

extent that the reimbursement would not cause the accountable due diligence expenses and the other organizational and offering expenses borne by us to exceed 15% of gross offering proceeds as the amount of proceeds increases.

Operational Stage
Advisor Fees

Asset Management Subordinated Participation — Our Advisor

Within 30 days after the end of each calendar quarter (subject to the approval of the board of directors), we, as the general partner of the operating partnership, will pay an asset management subordinated participation by issuing a number of restricted operating partnership units designated as Class B Units of our operating partnership, or Class B Units, to our advisor equal to: (i) the cost of assets multiplied by 0.1875% (or the lower of the cost of assets and the applicable quarterly NAV multiplied by 0.1875%, once we begin calculating NAV) divided by; (ii) the value of one share of common stock as of the last day of such calendar quarter, which is equal initially to $9.00 (the primary offering price minus selling commissions and dealer manager fees) and, at such time as we calculate NAV, to per share NAV.(2)

Our advisor will be entitled to receive distributions on the vested and unvested Class B Units it receives in connection with its asset management subordinated participation at the same rate as distributions received on our common stock; such distributions will be in addition to the incentive fees the advisor and its affiliates may receive from us, including, without limitation, the annual subordinated performance fee and the subordinated participation in net sales proceeds, the subordinated incentive listing distribution or the subordinated distribution upon termination of the Investment Advisory Agreement, as applicable.

Class B Units are subject to forfeiture until such time as: (a) the value of the operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon, or the “economic hurdle”; (b) any one of the following events occurs concurrently with or subsequently to the achievement of the economic hurdle described above: (i) a listing of our common stock on a national securities exchange; (ii) a transaction to which we or

Not determinable at this time. Because the subordinated participation is based on a fixed percentage of aggregate asset value, there is no maximum dollar amount of this participation.

our operating partnership shall be a party, as a result of which OP Units or our common stock shall be exchanged for or converted into the right, or the holders of such securities shall otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the Investment Advisory Agreement without cause; and (c) the advisor pursuant to the Investment Advisory Agreement is providing services to us immediately prior to the occurrence of an event of the type described in clause (b) above, unless the failure to provide such services is attributable to the termination without cause of the Investment Advisory Agreement by an affirmative vote of a majority of our independent directors after the economic hurdle described above has been met.

Any outstanding Class B Units will be forfeited immediately if the Investment Advisory Agreement is terminated for any reason other than a termination without cause. Any outstanding Class B Units will be forfeited immediately if the Investment Advisory Agreement is terminated without cause by an affirmative vote of a majority of our board of directors before the economic hurdle described above has been met.

Acquisition Fees – Advisor and its Affiliates	We will pay to our advisor or its assignees 1.5% of the contract purchase price of each property acquired (including our pro rata share of any indebtedness assumed or incurred in respect of that investment and exclusive of acquisition fees and financing coordination fees). This acquisition fee is reflective of services performed by our advisor in connection with selecting properties for acquisition and shall cover such services until such time as our advisor has submitted a letter of intent to the seller to purchase such property and presented a detailed investment memorandum to our board of directors for approval. For purposes of this prospectus, “contract purchase price” or the “amount advanced for a loan or other investment” means the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property or the amount of funds advanced with respect to a mortgage or the amount actually paid or allocated in respect of the purchase of loans or other real-estate related assets, in each case inclusive of any indebtedness assumed or incurred in respect of such investment, but exclusive of acquisition fees and financing coordination fees. This acquisition fee does not include any acquisition expenses payable to our advisor, as described in “Acquisition Expenses — Our Advisor Third Parties and our Advisor’s Affiliates” below. Once the proceeds from the primary offering have been fully invested, the aggregate amount of acquisition fees and financing coordination fees (as described below) shall not exceed 1.9% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired.	Not determinable at this time.

Acquisition Expenses — Our Advisor, Third Parties and our Advisor’s Affiliates

We will reimburse our advisor for expenses actually incurred related to selecting, evaluating and acquiring assets on our behalf, regardless of whether we actually acquire the related assets. In addition, we will also pay third parties, or reimburse our advisor or its affiliates, for any investment-related expenses due to third parties, including legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finders’ fees, title insurance expenses, survey expenses, property inspection expenses and other closing costs regardless of whether we acquire the related assets.

Additionally, we may reimburse our advisor for legal expenses it or its affiliates directly

Not determinable at this time.

perform in connection with the selection, evaluation and acquisition of assets, in an amount not to exceed 0.10% of the contract purchase price of our assets. In no event will the total of all acquisition fees (including the financing coordination fees described below) and acquisition expenses payable with respect to our portfolio of investments, measured at the end of our acquisition phase, exceed 4.5% of the contract purchase price of our portfolio (including our pro rata share of debt attributable to such portfolio) or 4.5% of the amount advanced for all loans or other investments (including our pro rata share of debt attributable to such portfolio of investments).

Operating Expenses – Our Advisor and its Affiliates	We will reimburse our advisor’s costs of providing administrative services, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets and (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. For these purposes, “average invested assets” means, for any period, the average of the aggregate book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate assets (including amounts invested in REITs and other real estate operating companies)) before deducting reserves for depreciation, or bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the period. Additionally, we will not make operating expense reimbursements for personnel costs to our advisor in connection with services for which the advisor already receives acquisition fees, acquisition expenses or real estate commissions. We will not reimburse the advisor for salaries and benefits paid to our executive officers.	Not determinable at this time.

Financing Fee – Our Advisor and its Affiliates	If our advisor provides services in connection with the origination or refinancing of any debt that we obtain and use to finance properties or other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties or other permitted investments, we will pay the advisor or its assignees a financing coordination fee equal to 0.75% of the amount available and/or outstanding under such financing or such assumed debt, subject to certain limitations.	Not determinable at this time.

The advisor may reallow some of or all of this financing coordination fee to reimburse third parties with whom it may subcontract to procure such financing.

Restricted Stock Awards	We have established an director incentive restricted share plan pursuant to which our directors, officers and employees (if we ever have employees), our advisor and its affiliates and their respective employees, employees of entities that provide services to us, directors of our advisor or of entities that provide services to us and their respective employees, certain of our consultants and certain consultants to our advisor and its affiliates or entities that provide services to us and their respective employees may be granted incentive awards in the form of restricted stock.	Restricted stock awards under our director incentive restricted share plan may not exceed 5.0% of our outstanding shares on a fully diluted basis at any time, and in any event will not exceed 10,000,000 shares (as such number maybe adjusted for stock splits, stock dividends, combinations and similar events).

Other Expenses

Other operating expenses	We will reimburse the expenses incurred by NexPoint in connection with its provision of administrative services provided to us, including the compensation payable by NexPoint to our chief compliance officer and other administrative personnel of NexPoint. We will not reimburse NexPoint for personnel costs in connection with services for which NexPoint receives a separate fee. In addition, we will not reimburse NexPoint for (1) rent or depreciation, capital equipment or other costs of its own administrative items or (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of NexPoint.	We have estimated these annual expenses to be approximately $[•] million. Actual amounts may be lower or higher than this.

Liquidation/Listing Stage

Real Estate Commissions — Advisor and its Affiliates	For substantial assistance in connection with the sale of a property in which our advisor or its affiliate or agent provides a substantial amount of services, we will pay such entity a real estate commission equal to 2.0% of the contract sales price of that property, but in no event will that commission be greater than one-half of the total brokerage commission if a brokerage commission is paid to a third-party broker in addition to the real estate commission paid to our advisor or its affiliate or agent. However, in no event may the sum of the real estate commissions paid to our advisor and its affiliates and agents and unaffiliated third parties exceed the lesser of 6.0% of the contract sales price and a reasonable, customary and competitive real estate	Not determinable at this time. Because the commission is based on a fixed percentage of the contract price for a sold property, there is no maximum dollar amount of these commissions.

commission in light of the size, type and location of the property.

Substantial assistance in connection with the sale of a property includes the preparation of an investment package for the property (including an investment analysis, a property description and other due diligence information) or certain other substantial services performed by the advisor or its affiliate or agent in connection with a sale.

Subordinated Participation in Net Sales Proceeds (payable only if we are not listed on an exchange) — Advisor and Affiliates (3)	The advisor will receive from time to time, when available, 15.0% of remaining “net sales proceeds” after return of capital contributions plus payment to investors of an annual 6.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors. “Net sales proceeds” generally refers to the proceeds of sale transactions less selling expenses incurred by or on our behalf, including legal fees, closing costs or other applicable fees. For the full definition of “net sales proceeds,” you should refer to our charter. We cannot assure you that we will provide this 6.0% return, which we have disclosed solely as a measure for our advisor’s and its affiliates’ incentive compensation.	Not determinable at this time. There is no maximum amount of this distribution.

Subordinated Incentive Listing Distribution (payable only if we are listed on an exchange) — Advisor and Affiliates (3)	Upon the listing of our shares on a national securities exchange, the advisor will receive distributions from our operating partnership equal to 15.0% of the amount by which the sum of our market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, pre-tax, non-compounded return to investors. We cannot assure you that we will provide this 6.0% return, which we have disclosed solely as a measure for our advisor’s and its affiliates’ incentive compensation	Not determinable at this time. There is no maximum amount of this distribution.

Annual Subordinated Performance Fee – Advisor and Affiliates	We will pay our advisor an annual subordinated performance fee calculated on the basis of our total return to stockholder, payable annually in arrears, such that for any year in which our annual total return on stockholders’ capital exceeds 6.5%, our advisor will be entitled to 15.0% of the amount in excess of such 6.5%, so long as the amount paid to the advisor does not exceed 10.0% of the aggregate total return for such year. This fee will be payable only from realized appreciation in the company’s assets upon sale, other disposition or refinancing of such assts, which results in our return on stockholders’ capital exceeding 6.5% per annum.	The actual amount will depend on our performance, as well as on the number of shares sold, the per share NAV, and the period of time that the investor continues to hold the shares. Prior to the calculation of NAV, the Annual Subordinated Performance Fee will be payable only if total annual distributions to stockholders exceed 6.5%. Such distributions may be paid from any source, including offering proceeds, DRIP proceeds, financing proceeds and cash flows. Any payment of distributions from sources other than cash flows could result in the dilution of stockholders’ interests.

(1)	Until the NAV pricing date, the per share purchase price for shares in our primary offering will be up to $10.00 (which includes the maximum allowed to be charged for commissions and fees, subject to certain discounts as described in the prospectus). In determining the amount of selling commissions and dealer manager fees, we have assumed the sale of 200,000,000 shares at a purchase price of $10.00 per share.
(2)	For example, if the cost of assets (cost will include the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but will exclude acquisition fees) we hold with respect to a quarter equals $50,000,000 and the value of one share of our common stock as of the last day of such quarter equals $9.00, 10,416.66 Class B Units would be issuable to our advisor (($50,000,000 × 0.1875%) ÷ $9.00 = 10,416.66). This example assumes, for periods following the NAV pricing date, that our quarterly NAV exceeds the cost of assets and that per share NAV is $9.00.
(3)	For example, for each of the subordinated participation in net sales proceeds, the subordinated incentive listing distribution and the subordinated distribution upon termination of the Investment Advisory Agreement, should investors contribute capital of $2.0 billion, the advisor would receive 15.0% of the amount remaining to the extent the applicable “net sales proceeds” or market value exceeded $2.12 billion. Therefore, if the “net sales proceeds” or market value for these purposes equaled $2.2 billion, the advisor would be entitled to receive 15% of the $80.0 million difference between the “net sales proceeds” or market value, as applicable, and the hurdle of $2.12 billion, or $12.0 million.

For the annual subordinated performance fee, if our stockholders’ capital equaled $2.0 billion and we generated a $200.0 million return in the applicable year, our 6.0% threshold equaling $120.0 million, we would be entitled to 15% of the $80 million excess return, or $12.0 million, which would not exceed 10.0% of the aggregate $200.0 million return, or $20.0 million.

Historically, due to the apparent preference of the public markets for self-managed companies, non-traded REITs have engaged in internalization transactions (an acquisition of management functions by the REIT from its advisor) pursuant to which they became self-managed prior to listing their securities on national securities exchanges. These internalization transactions can result in significant payments to affiliates of the advisor irrespective of the returns stockholders have received. Our charter and Investment Advisory Agreement provide that no compensation or remuneration will be payable by us or our operating partnership to our advisor or any of its affiliates solely related to any internalization transaction (an acquisition of management functions by us from our advisor) in the future.

Certain of the advisory fees payable to NexPoint are not based on the performance of our investments. See “Management Compensation” for a more detailed description of the fees and expenses payable to NexPoint, the dealer manager and their affiliates and the conflicts of interest related to these arrangements.

Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. And given our advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring our advisor. Such an internalization transaction could result in significant payments to affiliates of our advisor irrespective of whether you enjoyed the returns on which we have conditioned other back-end compensation, and we will not be required to seek a stockholder vote to become self-managed. See “Conflicts of Interest—Receipt of Fees and Other Compensation by Our Advisor and its Affiliates—Potential Internalization Transaction.”

If we remained externally managed after listing, we would seek to negotiate in good faith with NexPoint a fee structure appropriate for an entity with a perpetual life. The conflicts committee of our board of directors would have to approve any new fee structure negotiated with NexPoint. In negotiating a new fee structure, the conflicts committee must consider all of the factors its members deem relevant, including but not limited to:

•	the size of the advisory fee in relation to the size, composition and profitability of our portfolio;

•	the success of NexPoint in generating opportunities that meet our investment objectives;

•	the rates charged to other REITs and to investors other than REITs by advisors performing similar services;

•	additional revenues realized by NexPoint through their relationship with us;

•	the quality and extent of service and advice furnished by NexPoint;

•	the performance of our investment portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

•	the quality of our portfolio in relationship to the investments generated by NexPoint for the account of other clients.

STOCK OWNERSHIP

The following table shows, as of the date of this prospectus, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of Class
Highland Capital Management, L.P.	11	100%

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our advisor and its affiliates, some of whom serve as our officers and directors. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we adopted to mitigate some of the risks posed by these conflicts.

We have entered into an agreement with our advisor. Under this agreement, our senior management and members of our investment committee have ownership and financial interests. Members of our senior management and members of the investment committee also serve as principals of other investment managers affiliated with our advisor that do and may in the future manage investment funds, accounts or other investment vehicles with investment objectives similar to ours. In addition, our executive officers and directors and the members of our advisor and members of the investment committee serve or may serve as officers, directors or principals of entities that operate in the same, or related, line of business as we do or of investment funds, accounts or other investment vehicles managed by our affiliates. These investment funds, accounts or other investment vehicles may have investment objectives similar to our investment objective. These funds and vehicles may directly compete with us for investment opportunities because of the similarities between their investment objectives and ours. As a result, we may not be given the opportunity to participate in certain investments made by investment funds, accounts or other investment vehicles managed by our advisor or its affiliates or by members of the investment committee. However, in order to fulfill its fiduciary duties to each of its clients, our advisor intends to allocate investment opportunities in a manner that is fair and equitable over time and is consistent with our advisor’s allocation policy, investment objective and strategies so that we are not disadvantaged in relation to any other client. See “Risk Factors—Risks Relating to Conflicts of Interest.” Our advisor’s allocation policy provides for investments to be allocated on a random or rotational basis to assure that all clients have fair and equitable access to such investment opportunities.

Our advisor and its affiliates are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involving the acquisition of assets of the type that we intend to invest in.

Policies and Procedures for Managing Conflicts

Our advisor and its affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between our advisor’s fiduciary obligations to us and its similar fiduciary obligations to other clients. For example, such policies and procedures are designed to ensure that investment opportunities are allocated in a fair and equitable manner among us and their other clients. An investment opportunity that is suitable for multiple clients of our advisor and its affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors. There can be no assurance that our advisor’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor. See “Conflicts of Interest — Certain Conflicts Resolutions Procedures”.

Our Investment Advisory Agreement with our advisor requires that our advisor periodically inform the conflicts committee of the investment opportunities that have been offered to other Highland programs so that the conflicts committee can evaluate whether we are receiving our fair share of opportunities. Our advisor is to inform the conflicts committee of such investment opportunities quarterly. Our advisor’s success in generating investment opportunities for us and the fair allocation of opportunities among Highland programs are important criteria in the conflicts committee’s determination to continue or renew our arrangements with our advisor and its affiliates. The board of directors, including the conflicts committee, has a duty to ensure that our advisor and its affiliates fairly apply this method for allocating investment opportunities among the Highland -sponsored programs.

Investment Advisory Agreement

We will rely on our advisor for the day-to-day operation of our business. Our advisor is an affiliate of Highland Capital Management and will, in turn, depend upon access to the investment professionals and other resources of Highland Capital Management and its affiliates to fulfill its obligations to us under the Investment

Advisory Agreement. NexPoint will also depend on an affiliate of Highland Capital Management to obtain access to deal flow generated by the professionals of Highland Capital Management. Under the Shared Services Agreement, an affiliate of Highland Capital Management has agreed to provide our advisor with the resources necessary to fulfill these obligations. The Shared Services Agreement provides that the affiliate of Highland Capital Management will make available to NexPoint experienced investment professionals and access to its senior investment personnel for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. We cannot assure you that the affiliate of Highland Capital Management will fulfill its obligations under such agreement. If the affiliate fails to perform, we cannot assure you that our advisor will enforce the Shared Services Agreement, that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of Highland Capital Management and its affiliates or their market knowledge and deal flow.

Valuation Conflicts

Once we begin to calculate our net asset value, the asset management fees payable to our advisor will be based on net asset value, which the advisor is responsible for calculating. Appraisals and valuations of our commercial real estate investments, which are used to calculate net asset value, are estimates and may not correspond to the amount that may be realized by the company upon a sale of such. Our advisor may be motivated to establish net asset values at higher amounts that amounts that could actually be realized upon a sale because higher net asset value will result in higher compensation to the advisor.

We will also compensate our independent valuation agent for providing appraisals of our commercial real estate investments as described in “Valuation Guidelines — Valuation of Our Properties.” The compensation we will pay to our independent valuation agent has been approved by our board of directors, including a majority of our independent directors, and is based on standard market terms. Such compensation is a fixed fee based upon the complexity of the appraisal and time scale for completion, plus any out-of-pocket expenses. The compensation is not based on the value of the investment contained in the appraisal.

Lack of Separate Representation

Dechert LLP and Morris, Manning & Martin, LLP act, and may in the future act, as counsel to us, our advisor, our dealer manager and their affiliates in connection with this offering or otherwise. There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Dechert LLP and Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. If a dispute were to arise between us, our advisor, our dealer manager or any of their affiliates, separate counsel for such matters will be retained as and when appropriate.

Joint Ventures with Affiliates of Our Advisor

We may enter into joint ventures with other Highland Capital Management-sponsored programs (as well as other parties) for the acquisition of commercial real estate investments. Our advisor and its affiliates may have conflicts of interest in determining that Highland Capital Management sponsored program should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals which are or which may become inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, our advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the co-venturer and in managing the joint venture. Since our advisor and its affiliates will control both us and any affiliated co-venturer, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers.

Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates

The sale of our shares in this offering, a transaction involving the purchase and sale of debt and other investments and the management thereof, may result in the receipt of commissions, fees and other compensation by our advisor and its affiliates, including acquisition fees, the dealer manager fee, real estate brokerage commissions, asset management fees and participation in non-liquidating net sale proceeds. However, the fees and compensation payable to our advisor and its affiliates relating to the sale of investments will only be payable after the return to the stockholders of their capital contributions plus cumulative returns on such capital (other than any sales commissions, which are based on and deducted from the contract sales price of the asset sold). Subject to oversight by our board of directors, our advisor will have considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, our advisor may have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that such fees generally will be payable to our advisor and its affiliates regardless of the quality of the investments acquired or the services provided to us. Fees payable to our advisor are based on the purchase price of the investments acquired and may create an incentive for our advisor to accept a higher purchase price that may not be in the best interest of our stockholders. See the section entitled “Management Compensation” in this prospectus.

We may also pay significant fees and distributions during our listing/liquidation stage. Although most of the fees and distributions payable during our listing/liquidation stage are contingent on our investors first receiving agreed-upon investment returns, affiliates of our advisor could also receive significant payments even without our reaching the investment return thresholds should we seek to become self-managed. Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. Given our advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring entities affiliated with our advisor. However, our advisor may have conflicts of interest concerning our listing/liquidation stage, particularly due to the fact the advisor may receive more value from a listing rather than a liquidation. For example, the advisor will receive its incentive fee in the form of a promissory note, which may be worth more than such fees paid in cash upon liquidation. Furthermore, the advisor will defer its tax liability in a listing situation which may be beneficial. Our Investment Advisory Agreement provides that no compensation or remuneration will be payable by us or our operating partnership to our advisor or any of its affiliates in connection with any internalization (an acquisition of management functions by us from our advisor) in the future.

Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates

Our advisor and its affiliates receive fees from us, which could be substantial and have not been negotiated at arm’s length. These fees could influence our advisor’s advice to us as well as the judgment of affiliates of our advisor, some of whom also serve as our executive officers and directors and the key real estate professionals of our sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the Investment Advisory Agreement and the dealer manager agreement;

•	public offerings of equity by us, which entitle our dealer manager to dealer manager fees and will likely entitle the advisor to increased acquisition fees and asset management subordinated participation interests;

•	sales of properties and other investments to third parties, which entitle our advisor to disposition fees and a possible subordinated participation in net sales proceeds;

•	acquisitions of properties and other investments and loan originations to third parties, which entitle our advisor to acquisition fees and asset management subordinated participation interests;

•	acquisitions of properties and other investments that in some cases may originate from other programs sponsored by the parent of our sponsor, which may entitle affiliates of our sponsor to disposition fees and possible subordinated incentive fees and distributions in connection with their services for the seller;

•	borrowings to acquire properties and other investments and to originate loans, which borrowings will generate financing coordination fees and increase the acquisition fees and asset management subordinated participation interests payable to our advisor;

•	whether and when we seek to list our common stock on a national securities exchange, which listing could entitle our advisor to a subordinated incentive distribution; and

•	whether and when we seek to sell the company or its assets, which sale could entitle our advisor to a subordinated participation in net sales proceeds.

The fees our advisor and its affiliates receive in connection with transactions involving the acquisition of assets are based initially on the cost of the investment, including costs related to loan originations, and are not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us, and our advisor may have an incentive to incur a high level of leverage. In addition, because the fees are based on the cost of the investment, it may create an incentive for our advisor to recommend that we purchase assets with more leverage and at higher prices.

A transaction involving the purchase and sale of properties may result in the receipt of commissions, fees and other compensation by our advisor and its affiliates, including acquisition fees, real estate brokerage commissions and participation in non-liquidating net sales proceeds. However, the fees and compensation payable to our advisor and its affiliates relating to the sale of properties will only be payable after the return to the stockholders of their capital contributions plus cumulative returns on such capital (other than any sales commissions, which are based on and deducted from the contract sales price of the property sold). Subject to oversight by our board of directors, our advisor will have considerable discretion with respect to all decisions relating to the terms and timing of all transactions.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our investors first receiving agreed-upon investment returns, affiliates of our advisor could also receive significant payments even without our reaching the investment return thresholds should we seek to become self-managed. Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might be preceded by a decision to become self-managed. Given our advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring entities affiliated with our advisor. However, our advisor may have conflicts of interest concerning our listing/liquidation stage, particularly due to the fact the advisor may receive more value from a listing rather than a liquidation. For example, our advisor will receive its incentive fee in the form of shares of common stock upon a listing, which may be worth more than such fees paid in cash upon liquidation. Furthermore, our advisor will defer its tax liability in a listing situation which may be beneficial. Our Investment Advisory Agreement provides that no compensation or remuneration will be payable by us or our operating partnership to our advisor or any of its affiliates solely related to any internalization (an acquisition of management functions by us from our advisor) in the future.

Formation Transactions

[To come.]

Affiliated Dealer Manager

The dealer manager is an affiliate of Highland Capital Management. This relationship may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with Highland Capital Management, no independent review of us will be made in connection with the distribution of our shares in this offering of the type normally performed by an unaffiliated underwriter in connection with the offering of securities. Accordingly, investors in this offering do not have the benefit of an independent due diligence review and investigation. In addition, the dealer manager is entitled to compensation in connection with this offering. See “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers.”

Certain Conflict Resolution Procedures

Conflicts Committee

Every transaction that we enter into with our advisor or its affiliates will be subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with such affiliate or in invoking powers, rights or options pursuant to any agreement between us and our advisor or any of its affiliates. In order to reduce or eliminate certain potential conflicts of interest, our charter creates a conflicts committee of our board of directors composed of all of our independent directors. The conflicts committee, which may retain its own legal and financial advisors, is empowered to act on any matter permitted under Maryland law. If a matter cannot be delegated to a committee under Maryland law, but the conflicts committee has determined that the matter at issue is such that the exercise of independent judgment by the other directors could be compromised, both the board of directors and the conflicts committee must approve the matter.

Among the matters we expect the conflicts committee to act upon are:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the Investment Advisory Agreement and the dealer manager agreement;

•	public offerings of securities;

•	property sales;

•	property acquisitions;

•	transactions with affiliates;

•	compensation of our officers and directors who are affiliated with our advisor;

•	whether and when we seek to list our shares of common stock on a national securities exchange;

•	whether and when we seek to become self-managed, which decision could lead to our acquisition of our advisor at a substantial price; and

•	whether and when we seek to sell the company or its assets.

Other Charter Provisions Relating to Conflicts of Interest

In addition to the creation of the conflicts committee, our charter contains many other restrictions relating to conflicts of interest including the following:

Advisor Compensation. The conflicts committee evaluates at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable REITs, and in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by the charter. The conflicts committee supervises the performance of our advisor and its affiliates and the compensation we pay to them to determine that the provisions of our compensation arrangements are being carried out. The conflicts committee bases this evaluation on the factors set forth below as well as any other factors deemed relevant by the conflicts committee, and such findings will be recorded in the minutes of the board of directors:

•	the amount of the fees paid to our advisor and its affiliates in relation to the size, composition and performance of our investments;

•	the success of our advisor in generating appropriate investment opportunities;

•	the rates charged to other REITs and others by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor for its own account and for its other clients.

Under our charter, we can only pay our advisor or its affiliates a real estate commission in connection with the sale of a property if it provides a substantial amount of the services in the effort to sell the property and the commission does not exceed 3% of the sales price of the property. In addition, if in connection with the sale we pay commissions to third parties unaffiliated with our advisor, the commission paid to our advisor may not exceed the commission paid to such third parties. Moreover, our charter also provides that the commission, when added to all other real estate commissions paid to unaffiliated parties in connection with the sale, may not exceed the lesser of a competitive real estate commission or 6% of the sales price of the property.

Our charter also requires any incentive fee we may pay our advisor or an entity affiliated with our advisor in connection with the liquidation of our portfolio to be reasonable. An incentive fee is presumed reasonable if it does not exceed 15% of the balance of the net proceeds remaining after payment to common stockholders, in the aggregate, of an amount equal to 100% of the original issue price of the common stock, plus an amount equal to 6% of the original issue price of the common stock per year cumulative. Our Investment Advisory Agreement provides for a higher threshold for the payment of the incentive fee than that required by our charter. Under the Investment Advisory Agreement, the incentive fee equals 15% of the balance of the net proceeds remaining after payment to common stockholders, in the aggregate, of an amount equal to 100% of the original issue price of the common stock, plus an amount equal to 8% of the original issue price of the common stock per year cumulative. Any lowering of the threshold for its payment would require the approval of a majority of the members of the conflicts committee and, pursuant to our Investment Advisory Agreement, the approval of our stockholders. At the option of our advisor, we may pay any incentive fee in the form of stock, cash, a promissory note or any combination thereof.

Our charter also limits the amount of acquisition fees and acquisition expenses we can incur to a total of 6% of the contract purchase price for the property or, in the case of a mortgage loan, to 6% of the funds advanced. This limit may only be exceeded if the conflicts committee approves (by majority vote) the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us. Although our charter permits combined acquisition fees and expenses to equal 6% of the purchase price, our Investment Advisory Agreement limits the acquisition fees and expenses to 3% of our gross offering proceeds. Any increase in the acquisition fee stipulated in the Investment Advisory Agreement would require the approval of a majority of the members of the conflicts committee and, pursuant to our Investment Advisory Agreement, the approval of our stockholders.

Term of Investment Advisory Agreement. Each contract for the services of our advisor may not exceed one year, although there is no limit on the number of times that a particular advisor may be retained. The conflicts committee or our advisor may terminate our Investment Advisory Agreement with our advisor without cause or penalty on 60 days’ written notice. For our purposes, by “without penalty,” we mean that we can terminate our advisor without having to compensate our advisor for income lost as a result of the termination of the Investment Advisory Agreement. The Investment Advisory Agreement does contain a provision to eliminate the possibility that our advisor could be terminated as a way to avoid having to pay the Subordinated Participation in Net Sale Proceeds as described in note (8) to the compensation table under “Management Compensation.”

Our Acquisitions. We will not purchase or lease properties in which our advisor or its affiliates, our directors or officers or any of their affiliates has an interest without a determination by a majority of the disinterested members of the board of directors and the conflicts committee that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the affiliated seller or lessor unless there is substantial justification for the excess amount. Generally, the purchase price that we will pay for any property will be based on the fair market value of the property as determined by a majority of our directors (including a majority of the conflicts committee). In the cases where a majority of our independent directors require and in all cases in which the transaction is with our sponsor, our advisor or any of our directors or affiliates, we will obtain an appraisal of fair market value by an independent expert selected by our independent directors. In no event will we acquire any such property at an amount in excess of its current appraised value as determined by an independent expert selected by our independent directors not otherwise interested in the transaction.

Mortgage Loans Involving Affiliates. Our charter prohibits us from investing in or making mortgage loans in which the transaction is with our advisor or our directors or officers or any of their affiliates unless an independent expert appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, we must obtain a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title. Our charter prohibits us from making or investing in any mortgage loans that are subordinate to any mortgage or equity interest of our advisor, our directors or officers or any of their affiliates.

Other Transactions Involving Affiliates. A majority of the disinterested members of the board of directors and the conflicts committee must conclude that all other transactions, including sales and leases of our properties and any joint ventures, between us and our advisor, our officers or directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Limitation on Operating Expenses. Commencing on the earlier of four fiscal quarters after (i) we make our first investment or (ii) six months after commencement of this offering, our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors that they deem sufficient. Any findings and the reasons in support thereof shall be reflected in the minutes of the meeting of the board. Within 60 days after the end of any of our fiscal quarters for which total operating expenses exceeded 2% of average invested assets or 25% of net income, whichever is greater, we shall send to the stockholders a written disclosure of such fact together with an explanation or the factors the disinterested members of the board of directors considered in arriving at the conclusion that such higher operating expenses were justified. In the event the disinterested members of the board of directors do not determine such excess expenses are justified, the advisor shall reimburse us at the end of the twelve month period the amount by which the aggregate annual expenses paid or incurred by us exceed the limitation provided herein. “Average invested assets” means, for any period, the average of our aggregate book value of the assets invested, directly or indirectly, in equity interests in and loans secured by real estate, before reserves for depreciation or bad debts or other similar non-cash reserves for depreciation or bad debts or other similar non-cash reserves computed by taking the average of such values at the end of each month during such period. “Total operating expenses” means all expenses of every character. “Average invested assets” means the average monthly book value of our assets during the 12-month period before deducting depreciation, bad debts, impairments or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees to the extent permitted by our charter; and (f) acquisition fees, acquisition expenses (such as expenses relating to potential acquisitions that we do not close), real estate commissions on the resale of property and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

Issuance of Options and Warrants to Certain Affiliates. We may not issue options or warrants to purchase our capital stock to our advisor, our directors or officers or any of their affiliates, except on the same terms as such options or warrants are sold to the general public. We may not issue options or warrants at exercise prices less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the conflicts committee has a market value less than the value of such option or warrant on the date of grant. Any options or warrants we issue to our advisor, our directors or officers or any of their affiliates shall not exceed an amount equal to 10% of our outstanding capital stock on the date of grant.

Repurchase of Our Shares. Our charter prohibits us from paying a fee to our advisor or our directors or officers or any of their affiliates in connection with our repurchase of our capital stock.

Loans. We will not make any loans to our advisor or to our directors or officers or any of their affiliates. In addition, we will not borrow from these affiliates unless a majority of the disinterested members of the board of directors and the conflicts committee approves the transaction as being fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought, nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.

Reports to Stockholders. Our charter requires that we prepare an annual report and deliver it to our stockholders within 120 days after the end of each fiscal year. The board of directors, including the Conflicts Committee, will take reasonable steps to insure that these requirements are met. Among the matters that must be included in the annual report are:

•	financial statements prepared in accordance with GAAP that are audited and reported on by independent certified public accountants;

•	the ratio of the costs of raising capital during the year to the capital raised;

•	the aggregate amount of advisory fees and the aggregate amount of other fees paid to our advisor and any affiliate of our advisor by us or third parties doing business with us during the year;

•	our total operating expenses for the year, stated as a percentage of our average invested assets and as a percentage of our net income;

•	a report from the conflicts committee that our policies are in the best interest of our common stockholders and the basis for such determination; and

•	separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our advisor, a director or any affiliate thereof during the year, and the conflicts committee is specifically charged with a duty to examine and comment in the report on the fairness of the transactions.

Voting of Shares Owned by Affiliates. Before becoming a stockholder, our advisor or a director or officer or any of their affiliates must agree not to vote their shares regarding (i) the removal of any of these affiliates or (ii) any transaction between them and us.

Ratification of Charter Provisions. Our board of directors, including a majority of the independent directors, has reviewed and ratified our charter by the vote of a majority of its members, as required by our charter. Our conflicts committee must also review and ratify our charter at the first board meeting following their election.

INVESTMENT OBJECTIVES AND CRITERIA

General

We invest in commercial real estate properties. Our primary investment objectives are:

•	to provide current income for you through the payment of cash distributions;

•	to preserve and return your capital contributions; and

•	to realize capital appreciation upon the ultimate sale of our assets.

We may return all or a portion of your capital contribution in connection with a sale of the company or the properties we will acquire. Alternatively, you may be able to obtain a return on all or a portion of your capital contribution in connection with the sale of your shares.

Our sponsor or Advisor have the option to repurchase all shares from stockholders if (a) our shares of common stock are not listed within five (5) years from the close of this offering or (b) at any time upon 120 days’ notice. The repurchase share price shall be equal to an investor’s return of capital plus a 6.5% cumulative non-compounded annual return on adjusted capital. Upon repurchase, the advisor or sponsor shall be restricted from selling any assets of the Company (except in the ordinary course of business) or pursuing a listing on an exchange for a period of twelve (12) months.

Our board may revise our investment policies, which we describe in more detail below, without the concurrence of our stockholders. Our conflicts committee will review our investment policies at least annually to determine that our policies are in the best interest of our stockholders.

Acquisition and Investment Policies

Primary Investment Focus – Real Estate

We intend to acquire and operate a diversified portfolio of commercial real estate consisting primarily of equity investments in multifamily and retail properties. Our governing documents do not require us to seek stockholder approval to change our investment strategy or the types of properties in which we may invest.

NexPoint has developed specific standards for determining the creditworthiness of potential tenants of our properties. Although authorized to enter into leases with any type of tenant with regard to retail properties, we anticipate that a majority of our tenants will be publicly traded companies that in our opinion, has the ability to make lease payments for the term of the lease agreement. Because affiliates of NexPoint have the ability to underwrite the creditworthiness of potential tenants, we will not be restricted in any way as to a potential tenants rating by a Nationally Recognized Statistical Rating Agency. In an attempt to limit or avoid speculative purchases, generally, NexPoint will seek to secure, on our behalf, leases with tenants at or prior to the closing of our acquisitions of properties.

We are not limited as to the geographic area where we may invest in properties and conduct our operations. Although we may in the future invest in properties located outside the continental United States, currently, we do not intend to make international investments. Generally, we will hold fee title or a long-term leasehold estate in the properties we acquire. We may use leverage to acquire these properties as discussed in our “Borrowing Policies” section below.

Continued disruptions in the financial markets and sluggish economic conditions have reduced the availability and increased the cost of credit, increased market volatility, lowered commercial real estate values and diminished expectations for real estate markets. We believe that vacancy rates and the need to offer additional tenant improvements or concessions in the commercial real estate market may increase through 2013 and possibly beyond as the current economic climate negatively impacts tenants. Taking these current market conditions into account, our advisor’s property acquisition team will use its significant experience and expertise to study regional demographics and market conditions and interview local brokers to gain the practical knowledge that studies sometimes lack in order to provide us the best opportunity to make successful commercial real estate investments.

Joint Venture Investments and Other Equity Securities

We may enter into joint ventures for the acquisition, development or improvement of properties and we will likely acquire additional properties through joint venture arrangements with some of the proceeds of this offering. In addition, we intend to engage third parties to assist with our diligence process regarding potential properties we may acquire. We have no plans to enter into joint ventures and other co-ownership arrangements or participations with other Highland programs; however, our company policy permits such joint ventures with conflicts committee approval. See “Conflicts of Interest – Certain Conflict Resolution Procedures – Conflicts Committee.” We intend to enter into joint ventures and make similar arrangements for the purpose of developing, owning and operating real properties. In determining whether to invest in a particular joint venture, our advisor will evaluate the real property that such joint venture owns, or is being formed to own, under the same criteria described elsewhere in this prospectus for the selection of our real estate property investments.

Our policy is to invest predominantly in joint ventures when we will have a right of first refusal to purchase the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. However, in the event that the co-venturer elects to sell property held in any such joint venture, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the property held by the joint venture. In the event that any joint venture with an affiliated entity holds interests in more than one property, the interest in each such property may be specially allocated based upon the respective proportion of funds invested by each co-venturer in each such property.

Other than the joint venture investments described above, we do not presently intend to invest in equity securities. However, our charter permits us to acquire equity securities with the approval of a majority of the disinterested members of our board of directors and our conflicts committee if they determine that the investment is fair, competitive and commercially reasonable. Under our charter, an investment in a publicly traded entity is deemed to be fair, competitive and commercially reasonable if such investment is made through a trade effected on a recognized securities market.

Investments in Mortgage Loans and other Real Estate Related Debt Securities

We do not presently intend to invest in mortgage loans or other real estate related debt securities. However, our charter permits us to:

•	make or invest in mortgage loans if an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency where no appraisal is required; and

•	make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would not exceed an amount equal to 85% of the appraised value of such property as determined by an appraisal unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria.

Land Sale Contracts

We do not intend to invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title.

Investment Decisions

NexPoint will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our properties or other assets, subject to the approval of our conflicts committee. Our conflicts committee reviews our investment policies at least annually to determine whether these policies continue to be in the best interest of our stockholders.

In pursuing our investment objectives and making investment decisions for us, NexPoint will consider relevant property, asset and financial factors, including the creditworthiness of major tenants of a property, the location of the property, its suitability for any development contemplated or in progress, the investment’s income-producing capacity, the prospects for long-range appreciation, liquidity and tax considerations. To the extent feasible, NexPoint will strive to invest in a diversified portfolio of properties for us based on geography, lease expiration, tenants and industry group of tenants. The number and mix of properties we acquire will largely depend upon real estate and market conditions and other circumstances existing at the time we are acquiring the properties and the amount of proceeds we raise in this offering.

To find properties that best meet our selection criteria for investment, NexPoint’s property acquisition team will study regional demographics and market conditions and interview local brokers to gain the practical knowledge that these studies sometimes lack. An experienced commercial construction engineer will inspect the structural soundness and the operating systems of each building and an environmental firm will investigate all environmental issues to ensure each property meets our quality specifications.

Conditions to Closing Our Acquisitions

Generally, we will condition our obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or developer, including, where appropriate:

•	plans and specifications;

•	surveys;

•	evidence of marketable title, subject to such liens and encumbrances as are acceptable to NexPoint;

•	title and liability insurance policies; and

•	financial statements covering recent operations of properties having operating histories.

Moreover, we will not close the purchase of any property unless and until we obtain an environmental assessment (Phase I review at a minimum) for each property acquired and are generally satisfied with the environmental status of the property.

Development and Construction of Properties

We may invest substantially all of the proceeds available for investment in properties on which improvements are to be constructed or completed or renovations to enhance the property to maximize cash flow are needed. Because development of real estate properties is subject to risks relating to a builder’s ability to control construction costs or to build in conformity with plans, specifications and timetables, we may help ensure performance by the builders of properties that are under construction at the price contracted by obtaining either an adequate completion bond or performance bond. As an alternative to a completion bond or performance bond, we may rely upon the substantial net worth of the contractor or developer or a personal guarantee, accompanied by financial statements showing a substantial net worth, provided by an affiliate of the person entering into the construction or development contract.

Moreover, we may directly employ one or more project managers to plan, supervise and implement the development of any unimproved properties that we may acquire. In such event, such persons would be compensated directly by us.

Tenant Improvements

We anticipate that tenant improvements required at the time of our acquisition of a property will be funded from our offering proceeds. However, at such time as a tenant of one of our properties does not renew its lease or otherwise vacates its space in one of our properties, it is likely that, in order to attract new tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. We do not anticipate reserving a portion of the proceeds from this offering for such tenant improvements. We may not have access to funds required in the future for tenant improvements and tenant refurbishments, which could adversely affect our ability to attract new tenants to lease vacated space.

Terms of Leases

The terms and conditions of any future lease we enter into with our tenants may vary substantially from those we describe in this prospectus. Generally, we expect to be responsible for the replacement of specific structural components of a property such as the roof of the building or the parking lot. However, we expect the majority of our leases to include reimbursement provisions that require the tenant to pay, as additional rent, all or a portion of real estate taxes; sales and use taxes; special assessments; utilities, insurance and building repairs; and other building operation and management costs. Such reimbursement provisions mitigate the risks related to rising costs. We expect that our leases will generally have terms of five or more years, some of which may have renewal options.

We may purchase properties and lease them back to the sellers of such properties. Such sale-leaseback transactions carry certain risks, as discussed more fully under “Risk Factors — Federal Income Tax Risks — Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, which would reduce the return on your investment.”

We may also enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that if, during a stated period, the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations.

Borrowing Policies

Our charter limits our borrowings 300% of our total “net assets” (as defined in our charter in accordance with the NASAA REIT Guidelines) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments, unless any excess borrowing is approved by a majority of the board of directors (including a majority of the conflicts committee) and is disclosed to our stockholders in our next quarterly report with an explanation from the conflicts committee of the substantial justification for the excess borrowing. For example purposes only, substantial justification could be found by a majority of the board of directors (including a majority of the conflicts committee): (i) if the value of our portfolio declined and new borrowings were necessary to repay existing obligations, (ii) to pay sufficient distributions to maintain our REIT status, or (iii) to buy a property where an exceptional acquisition opportunity presents itself and the terms of the debt and nature of the property are such that the debt does not increase the risk that we would become unable to meet our financial obligations as they became due. There is no limitation on the amount we may borrow for the purchase of any single property, but our portfolio leverage cannot exceed 75% of the cost of our investments without substantial justification. Should a majority of the board of directors (including a majority of the conflicts committee) find substantial justification, there will be no limitation on our portfolio leverage.

We intend to maintain amounts outstanding under long-term debt arrangements or lines of credit so that we will have more funds available for investment in properties, which will allow us to acquire a more diversified portfolio. However, the percentage of debt financing will be dependent upon various factors to be considered in the sole discretion of our board of directors, including, but not limited to, our ability to raise equity proceeds from the sale of our common stock in this and future offerings, our ability to pay distributions, the availability of properties meeting our investment criteria, the availability of debt and changes in the cost of debt financing.

Our use of leverage increases the risk of default on mortgage payments and a resulting foreclosure of a particular property. To the extent that we do not obtain mortgage loans on our properties, our ability to acquire additional properties will be limited. When interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. NexPoint will seek to obtain financing on our behalf on the most favorable terms available. Lenders may have recourse to assets not securing the repayment of indebtedness.

NexPoint may refinance properties during the term of a loan in various circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing mortgage, when an existing mortgage matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in dividend distributions from proceeds of the refinancing, if any, and/or an increase in property ownership if some refinancing proceeds are reinvested in real estate.

We may repay borrowings under any future credit facility or under any future long-term mortgage debt with proceeds from the sale of properties, operating cash flow, long-term mortgage debt or with proceeds from this offering.

Disposition Policies

We intend to hold each property we acquire for an extended period. However, circumstances might arise that could result in the early sale of some properties. We expect our conflicts committee to make the determination with respect to whether we should sell or dispose of a particular property based on its determination that the sale of the property would be in the best interest of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of before the end of the expected holding period for the property will be made after consideration of relevant factors (including prevailing economic conditions, the performance or projected performance and appreciation of the property and current tenant creditworthiness) with a view to achieving maximum capital appreciation. We cannot assure you that this objective will be realized. The selling price of a property that is net leased will be determined in large part by the amount of rent payable under the lease. If a tenant has a repurchase option at a formula price, we may be limited in realizing any appreciation. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. The terms of payment will be affected by custom in the area in which the property being sold is located and the then-prevailing economic conditions.

We may reinvest the proceeds of property sales in investments that satisfy our investment objectives; however, if we do not list our shares of common stock on a national securities exchange by July 31, 2023, our charter requires that we either:

•	seek stockholder approval of an extension or amendment of this listing deadline; or

•	seek stockholder approval of the liquidation of the corporation.

If we sought and did not obtain stockholder approval of an extension or amendment to the listing deadline, we would then be required to seek stockholder approval of our liquidation. If we sought and failed to obtain stockholder approval of our liquidation, our charter would not require us to list or liquidate, and we could continue to operate as before. If we sought and obtained stockholder approval of our liquidation, we would begin an orderly sale of our properties and distribute our net proceeds to you. We may continue in existence until all properties are sold and our other assets are liquidated.

Investment and Financing Limitations

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds or issue securities. Pursuant to our charter, we will not:

•	borrow in excess of 300% of our total “net assets” (as defined in our charter in accordance with the NASAA REIT Guidelines) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments; however, we may exceed that limit if such excess is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments;

•	borrow in excess of 75% of the aggregate fair market value of our assets (calculated after the close of this offering and once we have invested substantially all the proceeds of this offering), unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report along with justification for the excess. This policy limitation, however, does not apply to individual real estate assets or investments and will only apply once we have ceased raising capital under this offering and have invested substantially all of our capital;

•	make investments in unimproved property or mortgage loans on unimproved property in excess of 10% of our total assets;

•	make or invest in mortgage loans unless an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency;

•	make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 80% of the appraised value of such property as determined by an appraisal, unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria, and so long as such appraisal is maintained in our records for at least five years and is available for inspection and duplication by any stockholder, and the mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title must be obtained;

•	make an investment in a property or mortgage loan if the related acquisition fees and acquisition expenses are not reasonable or exceed 6% of the purchase price of the property or, in the case of a mortgage loan, 6% of the funds advanced, provided that the investment may be made if a majority of the conflicts committee determines that the transaction is commercially competitive, fair and reasonable to us. For purposes of this subsection the “aggregate amount of all mortgage loans outstanding on the property, including our loans” shall include all interest (excluding contingent participation in income and/or appreciation in value of the mortgaged property), the current payment of which may be deferred pursuant to the terms of such loans, to the extent that the deferred interest on each loan exceeds 5% per annum of the principal balance of the loan;

•	invest in equity securities unless a majority of the board of directors, including a majority of the conflicts committee, not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable;

•	invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•	invest in commodities or commodity futures contracts, except for futures contracts used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•	issue equity securities on a deferred payment basis or other similar arrangement;

•	issue debt securities in the absence of adequate cash flow to cover debt service;

•	issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance;

•	issue equity securities redeemable solely at the option of the holder, which restriction has no effect on our share repurchase program or the ability of Highland OP to issue redeemable partnership interests; or

•	issue options or warrants to purchase shares to our advisor, our directors, our sponsor or any of their affiliates except on the same terms as such options or warrants, if any, are sold to the general public. Further, the amount of the options or warrants issued to our sponsor, our advisor, our directors or any of their affiliates cannot exceed an amount equal to 10% of outstanding shares on the date of grant of the warrants and options.

In addition, our charter includes many other investment limitations in connection with conflict-of-interest transactions, which limitations are described above under “Conflicts of Interest.” Our charter also includes restrictions on roll-up transactions, which are described under “Description of Shares” below.

PLAN OF OPERATION

General

As of the date of this prospectus, we have not commenced operations. We are a newly organized Maryland corporation that intends to qualify as a REIT beginning with our first taxable year of operations. After the minimum offering amount of $2,000,000 is raised, offering proceeds will be released to us and applied to investments in properties and other assets and the payment of other organization and offering expenses. See “Estimated Use of Proceeds.” We will experience a relative increase in liquidity as additional subscriptions for shares are received and a relative decrease in liquidity as offering proceeds are expended in connection with the acquisition, development and operation of properties or the payment of distributions.

Further, we have not entered into any arrangements creating a reasonable probability that we will acquire a specific asset. The number of assets that we will acquire will depend upon the number of shares sold and the resulting amount of net proceeds available for investment. Until required for the acquisition or operation of assets or used for distributions, we will keep the net proceeds of this offering in short-term, low risk, highly liquid, interest bearing investments.

We intend to acquire and manage a diverse portfolio of primarily multifamily and retail properties across the United States. As of the date of this prospectus, we have not entered into any arrangements to acquire any specific properties with the net proceeds from this offering. The number of properties we may acquire will depend upon the number of shares sold and the resulting amount of the net proceeds available for investment in properties.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance availability of assets we will acquire in the future. If reserves and any other available income becomes insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing or liquidating our investments. There is no assurance that such funds will be available or if available, that the terms will be acceptable to us.

Our advisor also may, but is not required to, establish reserves from gross offering proceeds, from cash flow generated by operating properties or from non-liquidating net sale proceeds from the sale of our properties. Currently, we do not plan to designate any of our offering proceeds as working capital reserves. Working capital reserves are typically utilized for non-operating expenses such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender may require us to escrow a certain amount for working capital reserves.

The net proceeds of this offering will provide funds to enable us to purchase properties. We may acquire properties free and clear of permanent mortgage indebtedness by paying the entire purchase price of each property in cash or in equity securities, or a combination thereof. Alternatively, we may acquire properties subject to or with the proceeds of mortgage indebtedness, subject to our leverage policy. (See “Investment Objectives and Criteria – Borrowing Policies”). We may selectively encumber some or all properties after we acquire them if favorable financing terms are available. We will use the proceeds from such loans to acquire additional properties, to fund distributions or for working capital. If this offering is not fully sold, our ability to diversify our investments may be diminished. Should we sell only a small percentage of our maximum offering, we may utilize a higher degree of leverage, and our operations and ability to purchase a broadly diverse portfolio of properties may be limited. Further, additional risks may arise from a less diverse portfolio, which may cause lower dividend distributions and capital appreciation.

We intend to make an election under Section 856(c) of the Internal Revenue Code to be taxed as a REIT under the Internal Revenue Code for the taxable year ending December 31, 2014. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and may not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our after-tax net income. However, we believe that we are organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes during our first year of operations, and we intend to operate so as to remain qualified as a REIT for federal income tax purposes.

We will monitor the various qualification tests that we must meet to maintain our status as a REIT. Ownership of our shares will be monitored to ensure that no more than 50% in value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals at any time after the first taxable year for which we make an election to be taxed as a REIT. We will also determine, on a quarterly basis, that the gross income, asset and distribution tests as described in the section of this prospectus entitled “Federal Income Tax Considerations —— Requirements for Qualification” are met.

Competition

We compete with many other entities engaged in real estate investment activities, many of which have greater resources than we do. We may at times compete with other Highland-sponsored programs for investment opportunities, especially those that are then raising offering proceeds. When an investment opportunity is presented to a Highland-sponsored program, the opportunity is to be presented to the program for which the investment opportunity is most suitable. Our Investment Advisory Agreement requires that this determination be made in a manner that is fair without favoring any other Highland-sponsored program. In determining the Highland-sponsored program for which an investment opportunity would be most suitable, the following factors will be considered:

•	the investment objectives and criteria of each program;

•	the cash requirements of each program;

•	the effect of the acquisition both on diversification of each program’s investments by type of commercial property and geographic area and on diversification of the tenants of its properties;

•	the policy of each program relating to leverage of properties;

•	the anticipated cash flow of each program;

•	the income tax effects of the purchase on each program;

•	the size of the investment;

•	the amount of funds available to each program and the length of time such funds have been available for investment;

•	the credit quality of the tenants; and

•	the existence of special factors, such as whether the property is adjacent to another property owned by a program.

In the event that an investment opportunity becomes available that is equally suitable for us and one or more other Highland-sponsored programs, then a rotation process is to be used to offer the investment opportunity to the entity that has had the longest period of time elapse since it was offered an investment opportunity. If a subsequent event or development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of our advisor, to be more appropriate for another Highland-sponsored program, the investment may be offered to another Highland-sponsored program.

Our charter provides that for so long as we are externally managed, it is not a proper purpose of ours to make any significant investment unless our advisor has recommended that we make the investment. Therefore, our advisor and its affiliates cannot be liable to us for usurping a corporate opportunity unless our advisor has first recommended the opportunity to us.

The current leasing market is also highly competitive. To draw attractive tenants to our properties, we may have to offer inducements, such as free rent and tenant improvements.

We and other Highland-sponsored programs may rely on many of the same real estate professionals to supervise the leasing of our properties, particularly if we retain an affiliate of Highland to manage our properties. If the Highland-affiliated team of real estate professionals direct creditworthy prospective tenants to a property of another Highland-sponsored program when they could direct such tenants to our properties, our operations could suffer.

Liquidity and Capital Resources

Our principal demands for funds will be for property acquisitions, either directly or through investment interests, for the payment of operating expenses and distributions, and for the payment of interest on any outstanding indebtedness. Generally, cash needs for items other than property acquisitions will be met from operations, and cash needs for property acquisitions will be funded by public offerings of our shares and debt. However, there may be a delay between the sale of our shares and our purchase of properties, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. We do not expect our target leverage ratio to exceed 75% of the cost of our assets during the earlier stages of this offering. Over the long term, we do not expect our target leverage ratio to exceed 75% of the cost of our assets.

Our advisor will evaluate potential property acquisitions and engage in negotiations with sellers and lenders on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed MFFO. If necessary, we may use financings or other sources of capital in case of unforeseen significant capital expenditures. We have not identified any sources of such financing.

Results of Operations

As of the date of this prospectus, we have commenced no significant operations because we are in the organizational and early phases of our development stage. Because we have not acquired any assets, we are not aware of any known trends or uncertainties material to our operations, other than national economic conditions, affecting real estate generally, which may reasonably be anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Changes in interest rates may impact our operations. To the extent we finance property acquisitions with debt, higher interest rates may result in cash flow and distributions that are lower than they otherwise would be in a low interest rate environment. Higher interest rates also tend to put downward pressure on the prices and values of properties because purchasers using debt to finance acquisitions will have higher debt service costs and will not be able to pay as high a price. Therefore, higher interest rates could benefit us during our investment stage by helping to reduce property prices. After we buy a property, however, higher interest rates could adversely affect us if we financed the property with variable-rate debt or if we have to refinance the property. Additionally, an increase in interest rates after we terminate this offering and have fully invested the proceeds from this offering could cause the value of our properties to decline, thus reducing the overall return you may earn on your investment in our shares.

Inflation

We expect that there will be provisions in the majority of our tenant leases which would protect us from the impact of inflation. These provisions include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to fully cover inflation.

Critical Accounting Policies

We discuss below the accounting policies we believe will be critical once we commence operations. We consider these policies to be critical because they require our management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Different management judgments or interpretations of facts and circumstances could result in materially different amounts reported in the financial statements and could impact the choice of accounting policies. Additionally, other companies may utilize different estimates and policies that may impact comparability of our results of operations to those of companies in similar businesses.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include our accounts and the accounts of Highland OP. The financial statements of Highland OP are prepared using accounting policies consistent with our policies. All significant inter-company balances and transactions are eliminated in consolidation.

Investment in Real Estate Assets

We will be required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

These assessments have a direct impact on net income. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	10 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

If we use inappropriate useful lives or methods for depreciation, our net income will be misstated.

Valuation of Real Estate Assets

We will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets, including those held through joint ventures, may not be recoverable. Circumstances may indicate that the carrying amounts of real estate assets may not be recoverable. If so, we will assess the recoverability of the real estate assets by comparing the asset’s carrying value to the undiscounted future operating and disposition cash flows we expect from the asset. If such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate assets to the fair value and recognize an impairment loss.

Projecting expected future cash flows requires us to estimate a number of factors, including: future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. If we use inappropriate assumptions in the future cash flows analysis, our assessment of the property’s future cash flows and fair value would be incorrect. This could result in the overstatement of the carrying value of our real estate assets and net income.

Allocation of Purchase Price of Acquired Assets

When we acquire real properties, we will allocate the purchase price of properties to acquired tangible assets and identified intangible assets and liabilities based on their fair values. Tangible assets generally consist of land and building. Identified intangible assets and liabilities generally consist of the value of above-market and below-market leases and the value of in-place leases.

We will determine the fair values of land and building by valuing the property as if it were vacant. We will then allocate the “as-if-vacant” value to land and building based on our determination of the relative fair value of these assets. We will determine the as-if vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses will include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we will include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand. We will estimate costs to execute similar leases, including leasing commissions and other related costs.

We will record the fair values of above-market and below-market in-place leases based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. We will amortize the capitalized above-market and below-market lease values as an adjustment to rental income over the remaining terms of the respective leases. The fair values of in-place leases will include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant will include commissions, tenant improvements and other direct costs and will be estimated based on our consideration of current market costs to execute a similar lease. We will include these direct costs in deferred leasing costs in our consolidated balance sheet and will amortize such costs to expense over the remaining terms of the respective leases. We will calculate the value of opportunity costs using the contractual amounts to be paid pursuant to the in-place leases over market absorption periods for similar leases. We will value customer relationships based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. We will include these lease intangibles in intangible lease assets in our consolidated balance sheet and amortize these assets to rental income over the remaining terms of the respective leases.

Estimating the fair values of the tangible and intangible assets will require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods and the number of years the property is held for investment. Using inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which could impact the amount of our reported net income.

Income Taxes

We intend to elect to be taxed as a REIT under the Code and intend to operate as such beginning with our taxable year ending December 31, 2014. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders as discussed elsewhere in this prospectus. As a REIT, we generally will not be subject to federal income tax on income that we distribute to stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.

Distributions

We have not paid any distributions as of the date of this prospectus. We intend to accrue and pay distributions on a regular basis beginning no later than the first calendar month after the calendar month in which we make our first investment. We intend to elect to be taxed as a REIT and to operate as a REIT beginning with our taxable year ending December 31, 2014. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our common stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We will make distributions with respect to the shares of common stock in our sole discretion. As a result, our distribution rate and payment frequency may vary from time to time. We expect to authorize, declare and pay distributions on a monthly basis based upon semi-monthly record dates so that investors may be entitled to distributions immediately upon purchasing our shares.

Generally, our policy will be to pay distributions based on current and projected cash flow from operations after giving consideration to amounts excluded from cash flow from operations under GAAP but paid for out of offering proceeds, such as acquisition fees and acquisition expenses. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. We expect that there may be times during the early stages of our development, and from time to time during our operational stage, where we may declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. Should these instances occur, to the extent permitted by Maryland law, we expect to use the proceeds from this offering to pay distributions. We may borrow funds, issue new securities or sell assets to make and cover our declared distributions, all or a portion of which could be deemed a return of capital. We may also fund such distributions from third-party borrowings or from advances from our advisor or sponsor or from our advisor’s deferral of its asset management fee, although we have no present intention to do so. If we fund distributions from borrowings, sales of properties or the net proceeds from this offering, we will have less funds available for the acquisition of real estate properties and real estate related assets and your overall return may be reduced. Our charter permits us to pay distributions from any source, including from offering proceeds or borrowings. To the extent these distributions exceed our net income or net capital gain, a greater proportion of your distributions will generally represent a return of capital as opposed to current income or gain, as applicable. There is no limit on the amount we can fund distributions from sources other than from cash flows from operations.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Expenses

Our primary operating expenses will include the payment of (1) advisory fees to NexPoint; (2) administration fees to NexPoint; (3) the interest expense on our outstanding debt, if any, and (4) other operating costs as detailed below. Our advisory fees will compensate our advisor for its work in identifying, evaluating, negotiating, consummating and monitoring our investments. We also will reimburse NexPoint for expenses necessary to perform services related to our administration and operations. See “Management – Investment Advisory Agreement”.

We will bear all other costs and expenses of our operations and transactions, including:

•	our organization;

•	calculating our net asset value and net asset value per share (including the costs and expenses of independent valuation firms);

•	fees and expenses, including travel expenses, incurred by NexPoint or payable to third parties in performing due diligence on prospective portfolio companies, monitoring our investments and, if necessary, enforcing our rights;

•	interest payable on debt, if any, incurred to finance our investments;

•	the costs of this and all future offerings of common shares and other securities, and other incurrence of debt;

•	asset management fees and subordinated incentive fees;

•	acquisition fees;

•	distributions on our shares;

•	administration fees payable to NexPoint;

•	transfer agent and custody fees and expenses;

•	amounts payable to third parties relating to, or associated with, evaluating, making and disposing of investments;

•	brokerage fees and commissions;

•	registration fees;

•	listing fees;

•	taxes;

•	independent director fees and expenses;

•	costs associated with our reporting and compliance obligations under applicable U.S. federal and state securities laws;

•	the costs of any reports, proxy statements or other notices to our stockholders, including printing costs;

•	costs of holding stockholder meetings;

•	our fidelity bond;

•	directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	litigation, indemnification and other non-recurring or extraordinary expenses;

•	direct costs and expenses of administration and operation, including audit and legal costs;

•	fees and expenses associated with marketing efforts, including deal sourcing fees and marketing to financial sponsors;

•	dues, fees and charges of any trade association of which we are a member; and

•	all other expenses reasonably incurred by us, NexPoint or its affiliates in connection with administering our business, such as the allocable portion of overhead, including rent and our allocable portion of the costs and expenses of our chief compliance officer, chief financial officer and their respective staffs.

Contractual Obligations

We have entered into certain contracts under which we have material future commitments. We and NexPoint have entered into an Investment Advisory Agreement, pursuant to which NexPoint is providing investment management services to us. NexPoint will serve as our advisor in accordance with the terms of the Investment Advisory Agreement. Also, under the Investment Advisory Agreement, NexPoint has agreed to provide us with access to personnel and an investment committee.

Payments under the Investment Advisory Agreement in future periods will be equal to (1) a management fee equal to a percentage of the value of our gross assets and (2) an incentive fee based on our performance. See “The Advisor and the Administrator —Investment Advisory Agreement.”

Pursuant to the Shared Services Agreement, NexPoint and its affiliates furnishes us with office facilities and administrative services necessary to conduct our day-to-day operations. If requested to provide managerial assistance to our portfolio companies, NexPoint will be paid an additional amount based on the services provided, which amount will not in any case exceed the amount we receive from the portfolio companies for such services.

If any of our contractual obligations discussed above is terminated, our costs under new agreements that we enter into may increase. In addition, we will likely incur significant time and expense in locating alternative parties to provide the services we expect to receive under our Investment Advisory Agreement. Any new investment management agreement would also be subject to approval by our stockholders.

Organization Costs

Organization costs include the cost of incorporation, including the cost of legal services and other fees pertaining to our organization. These costs are expensed as incurred. As of [                    ], we had incurred organization costs of $•, which were paid on our behalf by Highland Capital Funds Distributor and have been recorded as a contribution to capital.

Offering Costs

Our offering costs include legal fees and other costs pertaining to the preparation of the registration statement, of which this prospectus forms a part. We have charged offering costs against capital in excess of par value on the balance sheet. As of [                    ], we had incurred offering costs of $•, which were paid on our behalf by Highland Capital Funds Distributor and have been recorded as a contribution to capital.

Credit Facility

We intend to establish a Credit Facility         with and         , as lenders. Under the proposed terms of the Credit Facility, the Lender will extend credit in an aggregate principal of up to $• million. The Credit Facility is expected to mature on the earliest to occur of (1) the closing date of an initial public offering or private placement of equity securities by the Company, (2)             , [20XX], (3) the termination date of the Credit Facility by its terms, and (4) any other date mutually agreed by the parties. The Credit Facility is intended to be secured by liens on substantially all of the assets in             , including its interests in any investments and any cash or cash equivalents held by it from time to time. Pricing under the credit facility is set at     basis points over applicable LIBOR, as that term is defined in the Credit Facility. From the date we enter into the Credit Facility through         , we expect to accrue approximately $ in interest expense pursuant to the Credit Facility.

The Credit Facility may be used to finance distributions to shareholders, our offering costs, and/or our operating costs. The Credit Facility may also be used to finance our investments. We expect the Credit Facility to contain affirmative and restrictive covenants, including: (a) periodic financial reporting and maintenance requirements, (b) compliance with laws, documents and certain eligibility criteria, (c) maintenance of accounts, inspections and records, (d) preservation of security interests and collateral and maintenance of liens, (e) limitations on sales of assets and the estimated use of proceeds therefrom, (f) prohibition of fundamental changes and limitation on conduct of business, (g) limitation on restricted payments, (h) limitations on liens, (i) limitation on purchases of assets, investments and loans, (j) limitations on indebtedness and guarantees, (k) limitation on issuance of additional interests and impairment of rights, (l) security interests, and (m) limitation on subsidiaries. Borrowings under the Credit Facility are subject at all times to compliance with certain eligibility criteria.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which the company believes to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to the company’s net income or loss as determined under GAAP.

The company defines FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. The company’s FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably overtime, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. The company believes that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Additionally, the company believes it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indicators exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated undiscounted future cash flows and the relatively limited term of the company’s operations, it could be difficult to recover any impairment charges.

Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, the company believes that the use of FFO, which excludes the impact of real estate related depreciation and amortization and impairments, provides a more complete understanding of the company’s performance to investors and to management, and when compared year over year, reflects the impact on the company’s operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the operating performance of the company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect the company’s overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, the company believes that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. As disclosed in this prospectus, the company’s board of directors, in consultation with the company’s management, may determine that it is in the best interests of the company to begin the process of considering alternatives with respect to a liquidity event (i.e., listing of its common stock on a national exchange, a merger or sale of the company or another similar transaction) at such time during our offering stage as our board of directors can reasonably determine that all of the securities in this offering will be sold within a reasonable time period (i.e. three to six months). Thus, the company will not continuously purchase assets and will have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which the company believes to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to the company’s net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if the company does not continue to operate with a limited life and targeted exit strategy, as currently intended. The company believes that, because MFFO excludes costs that the company considers more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect the company’s operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of the company’s operating performance after the period in which the company is acquiring its properties and once the company’s portfolio is in place. By providing MFFO, the company believes it is presenting useful information that assists investors and analysts to better assess the sustainability of the company’s operating performance after the company’s offering has been completed and the company’s properties have been acquired. The company also believes that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, the company believes MFFO is useful in comparing the sustainability of the company’s operating performance after the company’s offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of the company’s operating performance after the offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on the company’s operating performance during the periods in which properties are acquired.

The company defines MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

The company’s MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, the company excludes acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by the company, and therefore such funds will not be available to distribute to investors. All paid and accrued acquisition fees and expenses negatively impact the company’s operating performance during the period in which properties are acquired and will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Therefore, MFFO may not be an accurate indicator of the company’s operating performance, especially during periods in which properties are being acquired. MFFO that excludes such costs and expenses would only be comparable to non-listed REITs that have completed their acquisition activities and have similar operating characteristics as the company. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, the company views fair value adjustments of derivatives as items which are unrealized and may not ultimately be realized. The Company views both gains and losses from dispositions of assets and fair value adjustments of derivatives as items which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance and calculating MFFO. While the company is responsible for managing interest rate, hedge and foreign exchange risk, it does retain an outside consultant to review all its hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of the company’s operations, the company believes it is appropriate to exclude such gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations. As disclosed elsewhere in this prospectus, the purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of the company’s business plan to generate operational income and cash flows in order to make distributions to investors. Acquisition fees and expenses will not be reimbursed by our advisor if there are no further proceeds from the sale of shares in this offering, and therefore such fees and expenses may need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties or from ancillary cash flows.

The company’s management uses MFFO and the adjustments used to calculate it in order to evaluate the company’s performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if the company does not continue to operate in this manner. The company believes that its use of MFFO and the adjustments used to calculate it allow the company to present its performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisitions costs are funded from the proceeds of this offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to the company’s current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, the company believes MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of the company’s performance, as an alternative to cash flows from operations as an indication of its liquidity, or indicative of funds available to fund its cash needs including its ability to make distributions to its stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of the company’s performance. MFFO has limitations as a performance measure in an offering such as this offering (unless and until we calculate NAV prior to the close of this offering) where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO or MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that the company uses to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and the company would have to adjust its calculation and characterization of FFO or MFFO.

The below table illustrates the items deducted in the calculation of FFO and MFFO.

The below table illustrates the items deducted in the calculation of FFO and MFFO.

NET LOSS TO FFO/MFFO RECONCILIATION*

Net Income (Loss)

Depreciation and amortization

FFO

Acquisition fees and expenses(1)

Amortization of above or below market leases and liabilities(2)

Straight-line rent(3)

Accretion of discounts and amortization of premiums on debt investments

Mark-to-market adjustments(4)

Gains (losses) from extinguishment/sale of debt, derivatives or securities holdings(5) MFFO

*	Impairments and related footnote relating to impairments to be added, if applicable.
(1)

The purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of the company’s business plan to generate operational income and cash flows in order to make distributions to investors. In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of the company’s properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. Unless our advisor elects to receive shares of our common stock, such fees and expenses will be paid in cash, and therefore such funds will not be available to distribute to investors. Such fees and expenses negatively impact the company’s operating performance during the period in which properties are being acquired. Therefore, MFFO may not be an accurate indicator of the company’s operating performance, especially during periods in which properties are being acquired. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. There may be inadequate proceeds from the sale of shares in this offering to pay and reimburse, as applicable, our advisor for acquisition fees and expenses; therefore, such fees will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties or from ancillary cash flows.
(2)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.
(3)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.
(4)	Management believes that adjusting for mark-to-market adjustments is appropriate because they may not be reflective of on-going operations and reflect unrealized impacts on value based only on then current market conditions, although they may be based upon current operational issues related to an individual property or industry or general market conditions. Mark-to-market adjustments are made for items such as ineffective derivative instruments, certain marketable securities and any other items that GAAP requires we make a mark-to-market adjustment for. The need to reflect mark-to-market adjustments is a continuous process and is analyzed on a quarterly and/or annual basis in accordance with GAAP.
(5)	Management believes that adjusting for fair value adjustments for derivatives provides useful information because such fair value adjustments are based on market fluctuations and may not be directly related or attributable to the company’s operations. However, the basis for some such fair value adjustments made to derivatives is dependent on the reasons for holding the derivative and may be based on an estimate of future performance of the underlying asset, either from a value perspective or cash flow perspective, that may not be performing as intended at the time the derivative was entered into.

VALUATION POLICIES

Valuation Guidelines; Calculation of NAV

Our board of directors has adopted valuation guidelines to be used in connection with valuing our properties and other real estate related assets and liabilities and calculating NAV. Our advisor will administer our valuation guidelines. Our advisor will calculate the NAV taking into consideration the appraisals of our properties performed by the independent valuation agent and in accordance with the valuation guidelines established by our board of directors. Our advisor will review each valuation established by the independent valuation agent for consistency with our valuation guidelines and the reasonableness of the independent valuation agent’s conclusions. Along with any information available to the independent valuation agent based on its own contacts and experience, the independent valuation agent will have access to all information about our investment portfolio that the independent valuation agent deems relevant. Our advisor will also determine the valuation of our properties and will compare each appraisal by the independent valuation agent to its own determinations. If in our advisor’s opinion the appraisals are materially higher or lower than our advisor’s determinations of value, our advisor will discuss the appraisals with the independent valuation agent. If our advisor determines that the appraisals are still materially higher or lower than its valuations, a valuation committee, comprised of our independent directors, will review the appraisals and valuations, and make a final determination of value.

As a public company, we will be required to issue financial statements based on historical cost in accordance with GAAP. The calculation of our NAV involves an adjustment of the value of our assets from historical cost in order to value our assets at fair value in accordance with the GAAP principles set forth in ASC 820. The fair value of our assets will be estimated in accordance with our valuation guidelines. However, because such fair value calculations involve significant subjective judgments concerning factors such as comparable sales, rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses, valuations will be only estimates, and ultimate realization depends on conditions beyond our, our advisor’s or the independent valuation agent’s control. Additionally, the NAV of our assets does not necessarily represent the price at which we would be able to sell such assets. As there is no SEC, FINRA, or state regulatory authority rule or regulation that requires us to use a particular methodology in calculating our NAV and there is no required standardized practice established among public REITs for NAV calculations, other public REITs may use different methodologies to calculate NAV.

Our board of directors will oversee our advisor’s NAV calculation and will review and approve the valuations. While our board of directors will rely on our advisor’s valuation and the independent valuation agent’s determination of the value of the real property assets, our board of directors will, in its discretion and as appropriate, consider other factors. At least one time per calendar year, our independent valuation agent will review our valuation guidelines and methodologies with our advisor and our board of directors and our board of directors will make a determination as to whether or not it will make modifications to such guidelines and methodologies. Our board of directors will also have the right to replace the independent valuation agent at any time by majority vote, and our board of directors will also be required to approve any changes to our valuation guidelines.

At least quarterly, our board of directors will meet with representatives of our advisor and the independent valuation agent to receive their recommendations and to evaluate whether the valuation complies with our valuation guidelines. In the exercise of its business judgment, our board of directors will have sole discretion to accept or revise the valuation, and our board of directors will be ultimately and solely responsible for the determination of value. Our board of directors may elect to engage additional valuation firms to review the valuation.

Independent Valuation Agent

The valuation of our properties will be managed by our independent valuation agent, a valuation firm selected by our advisor and approved by our board of directors, including a majority of our independent directors.              is engaged in the business of providing valuation services and has offices in the              is not affiliated with us or with our advisor or any of its or our affiliates, other than by virtue of it providing valuation and other services to affiliates of our sponsor. The valuation services agreement with is for an initial term of one year, and such agreement will be automatically renewed unless either party provides 90 days’ notice prior to the end of the initial one-year term or any of the subsequent automatic one-year renewal terms. Each of our properties will be appraised at least annually and appraisals will be scheduled over the course of a year so that approximately 25% of all properties are appraised each quarter.

Valuation of Our Properties

The original cost of the properties purchased by us are recorded at fair value at the date of purchase and we perform due diligence to determine a purchase price that represents a value that would be received for such asset in an orderly transaction between market participants at the date of purchase. In determining the value of our property portfolio, our advisor will consider an estimate of the market value of our property portfolio which will be provided by the independent valuation agent on a regular basis. In calculating its estimate, the independent valuation agent will use all reasonably available material information that it deems relevant, including information from our advisor, the independent valuation agent’s own sources or data, or market information. The independent valuation agent may also review information such as trends in capitalization rates, discount rates, interest rates, leasing rates and other economic factors.

The independent valuation agent will analyze the cash flow from and characteristics of each property in our portfolio and will use this information to estimate projected cash flows for the portfolio as a whole. In order to calculate an estimate of the portfolio’s market value, the independent valuation agent will analyze the portfolio’s projected cash flows using a discounted cash flow approach. Alternatively, the independent valuation agent will consider other valuation methodologies in addition to the discounted cash flow approach, as necessary; provided, that all additional valuation methodologies, opinions and judgments used by the independent valuation agent will be consistent with our valuation guidelines and the recommendations set forth in the Uniform Standards of Professional Appraisal Practice and the requirements of the Code of Professional Ethics and Standards of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

All properties will initially be valued at cost. Beginning with the first valuation after we have owned a property for a full quarter, the property will be valued as part of our overall real estate portfolio.

To the extent that our board of directors or our advisor becomes aware of facts or circumstances at a specific property that may result in a material change in value, our advisor or board of directors will order a new appraisal of the property. The independent valuation agent also can require additional appraisals if the independent valuation agent believes that a property’s value may have changed materially since the last valuation.

Valuation of Our Real Estate Liabilities

Our advisor will also estimate the market value of our real estate related liabilities by using industry accepted methodologies. For example, mortgage loans collateralized by our real estate will usually be valued by comparing the differences between the contractual loan terms and current market loan terms, which usually involves the present value of any outstanding payments and maturity amount at a market based interest rate. The interest rate will reflect associated risks, including loan-to-value ratio, remaining term, the quality of the collateral and credit risk. Our advisor may consider input from the independent valuation agent or other independent valuation agents in making this determination.

Operating Income

We will receive operating income from our investments intermittently. Therefore, we will estimate our net operating income rather than applying it when we actually receive it, and assume that we have earned (accrued) a proportionate amount on a quarterly basis. We will adjust the estimates based on our receipt of items of income and incurrence of expenses, but stockholders bear the risk that, until such adjustment, our net assets could be under- or over-valued.

Calculation of Per Share NAV by Our Advisor

To calculate our quarterly per share NAV, our advisor will follow the guidelines established in IPA 2013-01. IPA 2013-01 outlines the following in NAV methodology to calculate NAV:

Step 1: Determination of Gross Asset Value: We will establish the fair value of wholly owned individual real properties and real estate-related assets (taking into consideration an estimate provided by an independent valuation agent as described above) consistent with ASC 820. We will then add the fair value of assets and liabilities related to our investment interests in joint ventures and non-wholly owned subsidiaries based on the net fair value of such entities’ assets less their liabilities and the provisions of the joint venture/subsidiary agreements relating to the allocation of economic interests between the parties to such agreements. We will establish the fair value of any other tangible assets. For this purpose, cash, receivables, and certain prepaid expenses and other current assets which have a defined and quantifiable future value should be included. Assets with a future value may include, but are not necessarily limited to, prepaid expenses and taxes, acquisition deposits and prepaid rental income where not otherwise accounted for in the determination of the fair values of real estate and real estate-related assets. Intangible assets to be excluded include, but are not limited to, deferred financing costs, and all assets/liabilities required by ASC 805. Private non-listed securities and business interests will be valued at estimated fair value.

Step 2: Determination of Liabilities: Current liabilities will be valued at GAAP book value when it approximates fair value. Debt maturing in one year or more will be valued at the fair value or will be marked to market. The value of minority interests will be based on allocation of the fair value of assets less the liabilities of each joint venture based on each applicable provision of the joint venture agreement relating to the allocation of economic interests between the parties.

Step 3: Preferred Securities, Special Interests & Incentive Fee Adjustments: We will calculate and deduct: (i) any net asset value allocable to preferred securities; and (ii) any estimated incentive fees, participations, or special interests held by or allocable to the sponsor, advisor or its affiliates, based on our aggregate NAV and payable in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the operating partnership and Investment Advisory Agreements and the terms of the preferred securities.

Step 4: Determination of Per Share Amount: We will divide the resulting NAV allocable to stockholders by the number of common shares outstanding on the valuation date (fully diluted).

Our advisor will estimate these amounts based on factors such as (1) quarterly operating budgets for the assets; (2) estimated management fees payable to our advisor; (3) quarterly budgets for all other expenses; and (4) year-to-date actual performance data. Our advisor will update our budgets and adjust our accruals to reflect actual operating results and to reflect outstanding receivable, payable and other account balances at least one time per month. Our advisor will then add any assets held directly by the REIT, including cash and cash equivalents, and subtract any estimated accrued liabilities that the operating partnership will not reimburse. The result of this calculation will be our NAV as of the end of such business day. Our quarterly per share NAV will be determined by dividing our NAV by the number of outstanding shares of our common stock, prior to giving effect to any share purchases or repurchases on such day.

Our advisor is responsible for the ultimate calculation of the quarterly NAV, but its determinations are subject to the review of our board of directors, which will oversee our advisor’s NAV calculation and review the process used by our advisor to estimate accrued liabilities and calculate NAV at least once per quarter. The independent directors are responsible for reviewing the compensation to our advisor and determining that such compensation is reasonable in relation to the nature and quality of the services performed by our advisor, including the calculations of NAV, and our board of directors will evaluate our advisor’s performance annually. If the independent directors or our board of directors determines that our advisor’s fees are not appropriate in light of its performance and the services to be performed by our advisor, including the calculations of NAV, our board of directors may request that our advisor reduces its fees, terminate the Investment Advisory Agreement with our advisor or retain a new advisor.

Though NAV is presented to provide a valuation at which our shares may be purchased or repurchased, no liquidity discounts will be made to the NAV to represent the limited nature in which a stockholder may request the repurchase of their shares under the current or any amended share repurchase program.

The below table contains a hypothetical calculation illustrating our NAV calculation. The below tables assume that we have 82,525,000 shares issued and outstanding, with real estate assets at fair value of $2.2 billion. The amounts shown in the table below are for illustrative purposes only and are not indicative of our current or projected financial condition or performance:

NAV
Fair value of real-estate related assets	$2,245,000,000
Other assets, cost approximates fair value	500,500,000
Less:
Fair value of real-estate related debt	(522,500,000)
Other liabilities, cost approximates fair value	(30,000,000)
Estimated incentive fees	(10,000,000)
Net asset value	$2,183,000,000
Shares of common stock on a fully-diluted basis	82,525,000
NAV per share	$26.45

Limits on the Calculation of Our Per Share NAV

Although our primary goal in establishing our valuation guidelines is to produce a valuation that represents a reasonable estimate of the market value of our investments, or the price that would be received upon the sale of our investments in market transactions, our independent valuation agent will use methodologies based on judgments, assumptions and opinions about future events that may or may not prove to be correct, and if different judgments, assumptions or opinions were used, a different estimate would likely result. Furthermore, our published per share NAV may not fully reflect certain extraordinary events, including, without limitation, the unexpected renewal or termination of a material lease, or unanticipated structural or environmental events affecting the value of a property, because we may not be able to quantify the financial impact of such events on our portfolio right away. Our advisor will monitor our portfolio between valuations to determine whether there have been any extraordinary events that may have materially changed the estimated market value of the portfolio. We will announce any such extraordinary events and our advisor will analyze the impact of such extraordinary event on our portfolio and determine, in coordination with the independent valuation agent, the appropriate adjustment to be made to our NAV. We will not, however, retroactively adjust NAV. To the extent that the extraordinary events may result in a material change in value of a specific property, our advisor or board of directors will order a new appraisal of such property, which will be prepared by the independent valuation agent. It is not known whether any resulting disparity will benefit selling or non-selling stockholders or purchasers of our common stock.

NAV does not represent the fair value of our assets less liabilities under GAAP. NAV is not a representation, warranty or guarantee of the following: (a) a stockholder would ultimately realize distributions per share equal to per share NAV upon a liquidation of our assets and settlement of our liabilities or upon any other liquidity event, (b) shares of our common stock would trade at per share NAV on a national securities exchange, (c) any third party in an arms-length transaction would offer to purchase all or substantially all of our shares of common stock at NAV, and (d) NAV would equate to a market price for an open-end real estate fund.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. The law firm of Dechert LLP has acted as our tax counsel and reviewed this summary. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “the Company,” “we,” “our” and “us” mean only Highland Capital Realty Trust and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not currently expect to seek an advance ruling from the Internal Revenue Service regarding any matter discussed in this prospectus. The summary is also based upon the assumption that we will operate the Company and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock through the exercise of employee stock options (if we ever have employees) or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “constructive ownership transaction,” “synthetic security” or other integrated investment;

•	“S” corporations;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. For example, a stockholder that is a partnership or trust that has issued an equity interest to certain types of tax-exempt organizations may be subject to a special entity-level tax if we make distributions attributable to “excess inclusion income.” A similar tax may be payable by persons who hold our stock as nominees on behalf of tax-exempt organizations. You are urged to consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging or otherwise disposing of our common stock.

Taxation of the Company

We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2014. We believe that we have been organized and operate in such a manner as to qualify for taxation as a REIT. Note that these rules will not generally apply to our taxable years prior to any such REIT election.

The law firm of Dechert LLP, acting as our tax counsel in connection with this offering, has rendered an opinion, assuming that the actions described in this section are completed on a timely basis and we timely file the requisite elections, that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT beginning with our taxable year ending December 31, 2014. It must be emphasized that the opinion of Dechert LLP is based on various assumptions relating to our organization and operation and was conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Dechert LLP or by us that we will qualify as a REIT for any particular year. The opinion was expressed as of the date issued and will not cover subsequent periods. Counsel has no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which will not be reviewed by Dechert LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the Internal Revenue Service will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for distributions that we pay and therefore will not be subject to federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon distribution to our stockholders.

Currently, most domestic stockholders that are individuals, trusts or estates are taxed on corporate distributions at a maximum rate of 20% (the same as long-term capital gains). With limited exceptions, however, distributions from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income, which will be as high as 39.6%. See “—Taxation of Stockholders.” For certain individuals, a new 3.8% surtax also applies to net investment income (such as dividends and capital gains).

Any net operating losses and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “Taxation of Stockholders.”

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS (as described below) that do not reflect arms’-length terms.

•

If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of our subsidiaries, including any subsidiary we may elect to treat as a TRS, are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state and local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified tax-exempt entities);

(7)	that elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification; and

(8)	that meets other tests described below, including with respect to the nature of its income and assets.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT. (In our case, we intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2014.) Our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

We believe that we will issue in this offering common stock with sufficient diversity of ownership to satisfy conditions (5) and (6). In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of our common stock are described in “Description of Shares—Restriction on Ownership of Shares.”

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.

The Internal Revenue Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Internal Revenue Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. An unincorporated domestic entity, such as a partnership, limited liability company, or trust, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. If we are a partner in an entity that is treated as a partnership for federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. For any period of time that we own 100% of Highland OP, all of the Highland OP’s assets and income will be deemed to be ours for federal income tax purposes.

Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Corporate Subsidiaries. In the future we may jointly elect with any of our subsidiary corporations, whether or not wholly owned, to treat such subsidiary corporations as taxable REIT subsidiaries, or “TRSs.” A REIT is permitted to own up to 100% of the stock of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in our hands as prohibited transactions.

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS with a debt-equity ratio in excess of 1.5 to 1 may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, [•]% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the [•]% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between the REIT and a TRS that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We intend to scrutinize all of our transactions with any of our subsidiaries that are treated as a TRS in an effort to ensure that we do not become subject to this excise tax; however, we cannot assure you that we will be successful in avoiding this excise tax.

We may own TRSs that are organized outside of the United States. For example, we may hold certain investments and instruments through TRSs to the extent that direct ownership by us could jeopardize our compliance with the REIT qualification requirements, and we may make TRS elections with respect to certain offshore issuers of CDOs and/or other instruments to the extent that we do not own 100% of the offshore issuer’s equity. Special rules apply in the case of income earned by a taxable subsidiary corporation that is organized outside of the United States. Depending upon the nature of the subsidiary’s income, the parent REIT may be required to include in its taxable income an amount equal to its share of the subsidiary’s income, without regard to whether, or when, such income is distributed by the subsidiary. See “—Income Tests” below. A TRS that is organized outside of the United States may, depending upon the nature of its operations, be subject to little or no federal income tax. There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. We currently expect that any offshore TRSs will rely on that exemption or otherwise operate in a manner so that they will generally not be subject to federal income tax on their net income at the entity level.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), “rents from real property,” distributions received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments.

Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other distributions, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the real property is not held as inventory or dealer property or primarily for sale to customers in the ordinary course of business. To the extent that we derive interest income from a mortgage loan or income from the rental of real property (discussed below) where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not on the net income or profits of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly. Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which we derive no revenue. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide noncustomary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the properties. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any distributions that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (1) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered to, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the Internal Revenue Service setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, the Internal Revenue Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Internal Revenue Code. Fourth, the aggregate value of all securities of taxable REIT subsidiaries that we hold may not exceed 25% of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership. If we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain relief provisions are available to REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a

REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the Internal Revenue Service with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Internal Revenue Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security (including debt securities) issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

We believe that our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis.

No independent appraisals will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the Internal Revenue Service will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders in an amount at least equal to:

(a)	the sum of

(1)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the dividends paid deduction, and

(2)	90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

(b)	the sum of specified items of non-cash income.

In addition, if we were to recognize “built-in-gain” (as defined below) on the disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. “Built-in-gain” is the excess of (i) the fair market value of an asset (measured at the time of acquisition) over (ii) the basis of the asset (measured at the time of acquisition).

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if either (i) declared before we timely file our tax return for the year and if paid with or before the first regular distribution payment after such declaration; or (ii) declared in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and actually paid before the end of January of the following year. The distributions under clause (i) are taxable to the holders of our common stock in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain distributions that we designated and that they include in their taxable income, minus (b) the tax that we paid on their behalf with respect to that income.

To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (a) our actual receipt of cash, including receipt of distributions from our subsidiaries, and (b) our inclusion of items in income for federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings, or to pay distributions in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic stockholders that are individuals, trusts and estates will generally be taxable at capital gains rates. In addition, subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will potentially be subject to tax in the hands of the corporation at regular corporate rates, nor does the tax apply to sales that qualify for a safe harbor as described in Section 857(b)(6) of the Internal Revenue Code.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

Derivatives and Hedging Transactions

We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (1) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities through our TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Characterization of Property Leases

We intend to acquire and own commercial properties subject to net leases. We currently intend to structure our leases so that they qualify as true leases for U.S. federal income tax purposes. For example, with respect to each lease, we generally expect that:

•	our operating partnership and the lessee will intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;

•	the lessee will have the right to exclusive possession and use and quiet enjoyment of the properties covered by the lease during the term of the lease;

•	the lessee will bear the cost of, and will be responsible for, day-to-day maintenance and repair of the properties other than the cost of certain capital expenditures, and will dictate through the property managers, who will work for the lessee during the terms of the leases, and how the properties will be operated and maintained;

•	the lessee will bear all of the costs and expenses of operating the properties, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

•	the lessee will benefit from any savings and will bear the burdens of any increases in the costs of operating the properties during the term of the lease;

•	in the event of damage or destruction to a property, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the properties subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the property to its prior condition;

•	the lessee will indemnify the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the properties or (B) the lessee’s use, management, maintenance or repair of the properties;

•	the lessee will be obligated to pay, at a minimum, substantial base rent for the period of use of the properties under the lease;

•	the lessee will stand to incur substantial losses or reap substantial gains depending on how successfully it, through the property managers, who work for the lessees during the terms of the leases, operates the properties;

•	we expect that each lease that we enter into, at the time we enter into it (or at any time that any such lease is subsequently renewed or extended) will enable the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the properties during the term of its leases; and

•	upon termination of each lease, the applicable property will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, the IRS were to recharacterize our leases as service contracts, partnership agreements or otherwise, rather than true leases, or disregard the leases altogether for tax purposes, all or part of the payments that we receive from the lessees would not be considered rent and might not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we would not be able to satisfy either the 75% or 95% Gross Income Tests and, as a result, could lose our REIT qualification.

Tax Aspects of Investments in Partnerships

General. We currently hold and anticipate holding direct or indirect interests in one or more partnerships, including the operating partnership. We intend to operate as an UPREIT, which is a structure whereby we would own a direct interest in the operating partnership, and the operating partnership would, in turn, own the properties and may possibly own interests in other non-corporate entities that own properties. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts would either be disregarded for U.S. federal income tax purposes (if the operating partnership were the sole owner) or treated as partnerships for U.S. federal income tax purposes.

The following is a summary of the U.S. federal income tax consequences of our investment in the operating partnership if the operating partnership is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by us in other entities taxable as partnerships for such purposes.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. We will be required to take into account our allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the operating partnership will be sufficient to pay the tax liabilities resulting from an investment in the operating partnership.

Generally, an entity with two or more members formed as a partnership or limited liability company under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise. Because the operating partnership was formed as a partnership under state law, for U.S. federal income tax purposes the operating partnership will be treated as a partnership, if it has two or more partners, or a disregarded entity, if it is treated as having one partner. We intend that interests in the operating partnership (and any partnership invested in by the operating partnership) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, our ability to satisfy the requirements of some of these safe harbors depends on the results of actual operations and accordingly no assurance can be given that any such partnership will at all times satisfy one of such safe harbors. We reserve the right to not satisfy any safe harbor. Even if a partnership is a publicly traded partnership, it generally will not be treated as a corporation if at least 90% of its gross income each taxable year is from certain sources, which generally include rents from real property and other types of passive income. We believe that our operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were treated as a publicly traded partnership.

If for any reason the operating partnership (or any partnership invested in by the operating partnership) is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case we could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Anti-abuse Treasury Regulations have been issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, we cannot assure you that the IRS will not attempt to apply the anti-abuse regulations to us. Any such action could potentially jeopardize our qualification as a REIT and materially affect the tax consequences and economic return resulting from an investment in us

Income Taxation of Partnerships and their Partners. Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Code Section 704(b) and the Treasury Regulations promulgated thereunder. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. We believe that the allocations of taxable income and loss in the partnership agreement comply with the requirements of Code Section 704(b) and the Treasury Regulations promulgated thereunder. For a description of allocations by the operating partnership to the partners, see the section entitled “Summary of Our Operating Partnership Agreement” in this prospectus.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property contributed to the operating partnership in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the operating partnership, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Code Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Code Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the operating partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Code Section 704(c) would apply to such differences as well.

For U.S. federal income tax purposes, our depreciation deductions generally will be computed using the straight-line method. Commercial buildings, structural components and improvements are generally depreciated over 40 years. Shorter depreciation periods apply to other properties. Some improvements to land are depreciated over 15 years. With respect to such improvements, however, taxpayers may elect to depreciate these improvements over 20 years using the straight-line method. For properties contributed to the operating partnership, depreciation deductions are calculated based on the transferor’s basis and depreciation method. Because depreciation deductions are based on the transferor’s basis in the contributed property, the operating partnership generally would be entitled to less depreciation than if the properties were purchased in a taxable transaction. The burden of lower depreciation generally will fall first on the contributing partner, but also may reduce the depreciation allocated to other partners.

Gain on the sale or other disposition of depreciable property is characterized as ordinary income (rather than capital gain) to the extent of any depreciation recapture. Buildings and improvements depreciated under the straight-line method of depreciation are generally not subject to depreciation recapture unless the property was held for less than one year. However, individuals, trusts and estates that hold shares either directly or through a pass-through entity may be subject to tax on the disposition on such assets at a rate of 25% rather than at the normal capital gains rate, to the extent that such assets have been depreciated.

Some expenses incurred in the conduct of the operating partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the operating partnership may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Taxation of Stockholders

We may choose to make distributions in our own stock, in which case you may be required to pay U.S. federal income taxes in excess of the cash dividends you receive.

In connection with our qualification as a REIT, we are required to distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order to satisfy this requirement, we may make distributions that are payable in cash and/or shares of our common stock (which could account for up to 80% of the aggregate amount of such distributions) at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of such distributions as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, U.S. stockholders may be required to pay U.S. federal income taxes with respect to such distributions in excess of the cash portion of the distribution received. Accordingly, U.S. stockholders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a U.S. stockholder sells the stock that it receives as part of the distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distribution, including in respect of all or a portion of such distribution that is payable in stock, by withholding or disposing of part of the shares included in such distribution and using the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividend income, such sale may put downward pressure on the market price of our common stock.

Various tax aspects of such a taxable cash/stock distribution are uncertain and have not yet been addressed by the IRS. No assurance can be given that the IRS will not impose requirements in the future with respect to taxable cash/stock distributions, including on a retroactive basis, or assert that the requirements for such taxable cash/stock distributions have not been met.

The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income, which may reduce your anticipated return from an investment in us.

Distributions that we make to our taxable stockholders out of current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may (1) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, (2) be designated by us as qualified dividend income generally to the extent they are attributable to dividends we receive from our taxable REIT subsidiaries, or (3) constitute a return of capital generally to the extent that they exceed our accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a stockholder’s investment in our common stock.

Our stockholders may have tax liability on distributions that they elect to reinvest in common stock, but they would not receive the cash from such distributions to pay such tax liability.

If our stockholders participate in our DRIP, they will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless a stockholder is a tax-exempt entity, it may have to use funds from other sources to pay its tax liability on the value of the shares of common stock received.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Currently, the maximum tax rate applicable to qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for this reduced rate. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. For certain individuals, a new 3.8% surtax also applies to net investment income (such as dividends and capital gains). Tax rates could be changed in future legislation.

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS’s position regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment plan inadvertently causing a greater than 5% discount on the price of such stock purchased).

Initially, the per share price for our common stock pursuant to our DRIP will be $9.50, which is 95% of the primary offering price of $10.00. After the NAV pricing date, the per share price for our common stock pursuant to our DRIP will be equal to the per share NAV on the date that the distribution is payable, which, for U.S. federal income tax purposes, is intended to reflect the fair market value per share and does not include selling commissions or the dealer manager fee. If the IRS were to take a position contrary to our position that the per share NAV reflect the fair market value per share, it is possible that we may be treated as offering our stock under our DRIP at a discount greater than 5% of its fair market value resulting in the payment of a preferential dividend.

There is no de minimis exception with respect to preferential dividends. Therefore, if the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed either to (a) have distributed less than 100% of our REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of our REIT taxable income and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. activities because our taxable REIT subsidiaries would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a taxable REIT subsidiary generally will not provide any tax benefit, except for being carried forward against future taxable income of such taxable REIT subsidiary.

Non-U.S. stockholders will be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on distributions received from us and upon the disposition of our shares.

Subject to certain exceptions, distributions received from us will be treated as dividends of ordinary income to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as “effectively connected” with the conduct by the non-U.S. stockholder of a U.S. trade or business. Pursuant to the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, capital gain distributions attributable to sales or exchanges of “U.S. real property interests,” or USRPIs, generally will be taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business. However, a capital gain dividend will not be treated as effectively connected income if (a) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (b) the non-U.S. stockholder does not own more than 5% of the class of our stock at any time during the one-year period ending on the date the distribution is received. We do not anticipate that our shares will be “regularly traded” on an established securities market for the foreseeable future, and therefore, this exception is not expected to apply.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI under FIRPTA. Our common stock will not constitute a USRPI so long as we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT if at all times during a specified testing period, less than 50% in value of such REIT’s stock is held directly or indirectly by non-U.S. stockholders. We believe, but cannot assure you, that we will be a domestically-controlled qualified investment entity.

Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. stockholder sells or exchanges our common stock, gain arising from such a sale or exchange would not be subject to U.S. taxation under FIRPTA as a sale of a USRPI if: (a) our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and (b) such non-U.S. stockholder owned, actually and constructively, 5% or less of our common stock at any time during the five-year period ending on the date of the sale. However, it is not anticipated that our common stock will be. We encourage you to consult your tax advisor to determine the tax consequences applicable to you if you are a non-U.S. stockholder.

Taxation of Tax-Exempt Stockholders.

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, our distributions to a U.S. Stockholder that is a domestic tax-exempt entity should not constitute UBTI unless such U.S. Stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire its shares of common stock, or the shares of common stock are otherwise used in an unrelated trade or business of the tax-exempt entity. Furthermore, part or all of the income or gain recognized with respect to our stock held by certain domestic tax-exempt entities including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Code Sections 501(c)(7), (9), (17) or (20)), maybe treated as UBTI.

Special rules apply to the ownership of REIT shares by some tax-exempt pension trusts. If we would be “closely-held” (within the meaning of Section 856(h) of the Code) because the stock held by tax-exempt pension trusts was viewed as being held by the trusts rather than by their respective beneficiaries, tax-exempt pension trusts owning more than 10% by value of our stock may be required to treat a percentage of our dividends as UBTI. This rule applies if: (1) at least one tax-exempt pension trust owns more than 25% by value of our shares, or (2) one or more tax-exempt pension trusts (each owning more than 10% by value of our shares) hold in the aggregate more than 50% by value of our shares. The percentage treated as UBTI is our gross income (less direct expenses) derived from an unrelated trade or business (determined as if we were a tax-exempt pension trust) divided by our gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI. Because of the restrictions in our charter regarding the ownership and concentration of our common stock, we believe that a tax-exempt pension trust should not become subject to these rules. However, because our shares of common stock may become publicly traded, we can give no assurance of this.

Prospective tax-exempt purchasers should consult their own tax advisors and financial planners as to the applicability of these rules and consequences to their particular circumstances.

Backup Withholding and Information Reporting

We will report to our domestic stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a domestic stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A domestic stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of a capital gain distribution to any domestic stockholder who fails to certify its non-foreign status.

We must report annually to the Internal Revenue Service and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Other Tax Considerations

Share Repurchase Program.

A repurchase of our shares will be treated under Code Section 302 as a taxable dividend (to the extent of our current or accumulated earnings and profits), unless the repurchase satisfies certain tests set forth in Code Section 302(b) enabling the repurchase to be treated as a sale or exchange of our shares. The repurchase will satisfy such test if it (i) is “substantially disproportionate” with respect to the stockholder, (ii) results in a “complete termination” of the stockholder’s stock interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder, all within the meaning of Code Section 302(b). In determining whether any of these tests have been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account.

Because the determination as to whether any of the alternative tests of Code Section 302(b) are satisfied with respect to any particular stockholder of our shares will depend upon the facts and circumstances existing at the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment. If a repurchase of our shares is treated as a distribution that is taxable as dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder’s adjusted tax basis in such redeemed shares would be transferred to the stockholder’s remaining stockholdings in us. If, however, the stockholder has no remaining stockholdings in us, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own real property assets located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. We may own foreign real estate assets and pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign real estate assets may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

ERISA CONSIDERATIONS

The following is a summary of some considerations associated with an investment in our shares by a qualified employee pension benefit plan or an individual retirement account (“IRA”). This summary is based on provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code, each as amended through the date of this prospectus, and the relevant regulations, opinions and other authority issued by the Department of Labor and the Internal Revenue Service. We cannot assure you that there will not be adverse tax or labor decisions or legislative, regulatory or administrative changes that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment.

Each fiduciary of an employee pension benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or any other retirement plan or account subject to Section 4975 of the Internal Revenue Code, such as an IRA, seeking to invest plan assets in our shares must consider, taking into account the facts and circumstances of each such plan or IRA (“Benefit Plan”), among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;

•	whether, under the facts and circumstances pertaining to the Benefit Plan in question, the fiduciary’s responsibility to the plan has been satisfied;

•	whether the investment will produce “unrelated business taxable income” (“UBTI”) to the Benefit Plan (see “Federal Income Tax Considerations — Taxation of Stockholders — Taxation of Tax-Exempt Stockholders”); and

•	the need to value the assets of the Benefit Plan annually.

Under ERISA, a plan fiduciary’s responsibilities include the following duties:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan, unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether an investment would constitute or give rise to a prohibited transaction under ERISA or the Internal Revenue Code.

ERISA also requires that, with certain exceptions, the assets of an employee benefit plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Generally, both ERISA and the Internal Revenue Code prohibit Benefit Plans from engaging in certain transactions involving plan assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, plan assets. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Internal Revenue Code. These definitions generally include both parties owning threshold percentage interests in an investment entity and

“persons providing services” to the Benefit Plan, as well as employer sponsors of the Benefit Plan, fiduciaries and other individuals or entities affiliated with the foregoing. For this purpose, a person generally is a fiduciary with respect to a Benefit Plan if, among other things, the person has discretionary authority or control with respect to plan assets or provides investment advice for a fee with respect to plan assets. Under Department of Labor regulations, a person shall be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares, and that person regularly provides investment advice to the Benefit Plan pursuant to a mutual agreement or understanding that such advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the Benefit Plan based on its particular needs. Thus, if we are deemed to hold plan assets, our management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Internal Revenue Code with respect to investing Benefit Plans. Whether or not we are deemed to hold plan assets, if we or our affiliates are affiliated with a Benefit Plan investor, we might be a disqualified person or party-in-interest with respect to such Benefit Plan investor, resulting in a prohibited transaction merely upon investment by such Benefit Plan in our shares.

Plan Asset Considerations

In order to determine whether an investment in our shares by a Benefit Plan creates or gives rise to the potential for either prohibited transactions or a commingling of assets as referred to above, a fiduciary must consider whether an investment in our shares will cause our assets to be treated as assets of the investing Benefit Plan. Neither ERISA nor the Internal Revenue Code defines the term “plan assets”; however, regulations promulgated by the Department of Labor provide guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute assets of a Benefit Plan when the plan invests in that entity (“Plan Assets Regulation”). Under the Plan Assets Regulation, the assets of an entity in which a Benefit Plan makes an equity investment will generally be deemed to be assets of the Benefit Plan, unless one of the exceptions to this general rule applies.

In the event that our underlying assets were treated as the assets of investing Benefit Plans, our management would be treated as fiduciaries with respect to each Benefit Plan stockholder and an investment in our shares might constitute an ineffective delegation of fiduciary responsibility to NexPoint, our advisor, and expose the fiduciary of the Benefit Plan to co-fiduciary liability under ERISA for any breach by NexPoint of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If NexPoint or its affiliates were treated as fiduciaries with respect to Benefit Plan stockholders, the prohibited transaction restrictions of ERISA and the Internal Revenue Code would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with persons who are affiliated with or related to us or our affiliates or require that we restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide Benefit Plan stockholders with the opportunity to sell their shares to us or we might dissolve.

If a prohibited transaction were to occur, the Internal Revenue Code imposes an excise tax equal to 15% of the amount involved and authorizes the Internal Revenue Service to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, NexPoint and possibly other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in our shares, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Internal Revenue Code.

The Plan Assets Regulation provides that the underlying assets of an entity such as a REIT will be treated as assets of a Benefit Plan investing therein unless the entity satisfies one of the exceptions to the general rule. We believe that we will satisfy one or more of the exceptions described below.

Exception for “Publicly-Offered Securities.” If a Benefit Plan acquires “publicly-offered securities,” the assets of the issuer of the securities will not be deemed to be “plan assets” under the Plan Assets Regulation. A publicly-offered security must be:

•	sold as part of a public offering registered under the Securities Act of 1933, as amended, and be part of a class of securities registered under the Securities Exchange Act of 1934, as amended, within a specified time period;

•	part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares are being sold as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and are part of a class that will be registered under the Securities Exchange Act of 1934 within the specified period. In addition, we anticipate having in excess of 100 independent stockholders; however, having 100 independent stockholders is not a condition to our selling shares in this offering.

Whether a security is “freely transferable” depends upon the particular facts and circumstances. The Plan Assets Regulation provides several examples of restrictions on transferability that, absent unusual circumstances, will not prevent the rights of ownership in question from being considered “freely transferable” if the minimum investment is $10,000 or less. Where the minimum investment in a public offering of securities is $10,000 or less, the presence of the following restrictions on transfer will not ordinarily affect a determination that such securities are “freely transferable”:

•	any restriction on, or prohibition against, any transfer or assignment that would either result in a termination or reclassification of the entity for federal or state tax purposes or that would violate any state or federal statute, regulation, court order, judicial decree or rule of law;

•	any requirement that not less than a minimum number of shares or units of such security be transferred or assigned by any investor, provided that such requirement does not prevent transfer of all of the then remaining shares or units held by an investor;

•	any prohibition against transfer or assignment of such security or rights in respect thereof to an ineligible or unsuitable investor; and

•	any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment.

We have been structured with the intent to satisfy the “freely transferable” requirement set forth in the Plan Assets Regulation with respect to our shares, although there is no assurance that our shares will meet such requirement. Our shares are subject to certain restrictions on transfer intended to ensure that we continue to qualify for federal income tax treatment as a REIT and to comply with state securities laws and regulations with respect to investor suitability. The minimum investment in our shares is less than $10,000; thus, these restrictions should not cause the shares to be deemed not “freely transferable.”

If our common stock is held by 100 or more independent stockholders, and assuming that no other facts and circumstances other than those referred to in the preceding paragraphs exist that restrict transferability of shares of our common stock and the offering takes place as described in this prospectus, shares of our common stock should constitute “publicly-offered securities” and, accordingly, we believe that our underlying assets should not be considered “plan assets” under the Plan Assets Regulation.

Exception for Insignificant Participation by Benefit Plan Investors. The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a Benefit Plan if equity participation in the entity by employee benefit plans, including Benefit Plans, is not significant. The Plan Asset Regulation provides that equity participation in an entity by Benefit Plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by Benefit Plan investors. The term “Benefit Plan investors” is defined for this purpose under ERISA Section 3(42) and includes any employee benefit plan subject to Part 4 of Subtitle B of Title I of ERISA, any plan subject to Section 4975 of the Internal Revenue Code, and any entity whose underlying assets include plan assets by reasons of a plan’s investment in such entity. In calculating the value of a class of equity interests, the value of any equity interests held by us or any of our affiliates must be excluded. It is not clear whether we will qualify for this exception since we do expect to have equity participation by “Benefit Plan investors” that may be in excess of 25%, which would be deemed to be significant, as defined above.

Exception for Operating Companies. The Plan Assets Regulation provides an exception with respect to securities issued by an operating company, which includes a “real estate operating company” or a “venture capital operating company.” Generally, we will be deemed to be a real estate operating company if during the relevant valuation periods at least [•]% of our assets are invested in real estate that is managed or developed, and with respect to which we have the right to participate substantially in management or development activities. To constitute a venture capital operating company, [•]% or more of our assets must be invested in “venture capital investments” during the relevant valuation periods. A venture capital investment is an investment in an operating company, including a “real estate operating company,” as to which the investing entity has or obtains direct management rights. If an entity satisfies these requirements on the date it first makes a long-term investment (the “initial investment date”), or at any time during the entity’s first annual valuation period, it will be considered a real estate operating company for the entire period beginning on the initial investment date and ending on the last day of the first annual valuation period. Because this is a blind pool offering, we cannot assure you that we will be a real estate or venture capital operating company within the meaning of the Plan Assets Regulations.

Other Prohibited Transactions

Regardless of whether the shares qualify for the “publicly-offered securities” exception of the Plan Assets Regulation, a prohibited transaction could occur if we, NexPoint, any selected broker-dealer or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to any Benefit Plan purchasing our shares. Accordingly, unless an administrative or statutory exemption applies, shares should not be purchased by a Benefit Plan with respect to which any of the above persons is a fiduciary. A person is a fiduciary with respect to a Benefit Plan under Section 3(21) of ERISA if, among other things, the person has discretionary authority or control with respect to the Benefit Plan or “plan assets” or provides investment advice for a fee with respect to “plan assets.” Under a regulation issued by the Department of Labor, a person shall be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares and that person regularly provides investment advice to the Benefit Plan pursuant to a mutual agreement or understanding (written or otherwise) (1) that the advice will serve as the primary basis for investment decisions and (2) that the advice will be individualized for the Benefit Plan based on its particular needs.

Annual or More Frequent Valuation Requirement

A fiduciary of a Benefit Plan subject to ERISA may be required to determine the fair market value of the assets of such Plans on at least an annual basis and, sometimes, as frequently as quarterly. If the fair market value of any particular asset is not readily available, the fiduciary is required to make a good faith determination of that asset’s value. Also, a trustee or custodian of an IRA must provide an IRA participant and the IRS with a statement of the value of the IRA each year. However, currently, neither the IRS nor the Department of Labor has promulgated regulations specifying how “fair market value” should be determined.

Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for our shares will develop. To assist fiduciaries of Plans subject to the annual reporting requirements of ERISA and IRA trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our quarterly and annual determinations of the current estimated share value to those fiduciaries (including IRA trustees and custodians) who identify themselves to us and request the reports. Commencing with our NAV pricing date, our advisor will be responsible for calculating our quarterly NAV on each business day on which we make a quarterly financial filing. Our board of directors will review the NAV calculation quarterly. To calculate our quarterly per share NAV, our advisor will start with the fair value of our real estate and real estate-related assets, which will be determined taking into consideration the estimate of market value by the independent valuation agent, and the fair value of our other assets and subtract the fair value of our liabilities, including accrued fees and expenses and accrued distributions. Our advisor will estimate these amounts based on factors such as (1) quarterly operating budgets for the assets; (2) estimated management fees payable to our advisor; (3) quarterly budgets for all other expenses; and (4) year-to-date actual performance data. We anticipate that we will provide annual reports of our determination of value (1) to IRA trustees and custodians not later than January 15 of each year, and (2) to other Plan fiduciaries within 75 days after the end of each calendar year. Each determination may be based upon valuation information available as of October 31 of the preceding year, updated, however, for any material changes occurring between October 31 and December 31.

There can be no assurance, however, with respect to any estimate of value that we prepare, that:

•	the estimated value per share would actually be realized by our stockholders upon liquidation, because these estimates do not necessarily indicate the price at which properties can be sold;

•	our stockholders would be able to realize estimated net asset values if they were to attempt to sell their shares, because no public market for our shares exists or is likely to develop; or

•	that the value, or method used to establish value, would comply with ERISA or Code requirements described above.

DESCRIPTION OF SHARES

Our amended and restated charter will authorize the issuance of 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock with a par value of $0.01 per share, and 10,000,000 shares are designated as preferred stock with a par value of $0.01 per share. In addition, our board of directors may amend our charter to increase or decrease the amount of our authorized shares.

Common Stock

The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding common shares can elect our entire board of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to such dividends as may be declared from time to time by our board of directors out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Holders of shares of common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue. Holders of common stock will not have appraisal rights. Our common stock shall be nonassessable by us upon our receipt of the consideration for which our board of directors authorized its issuance.

Our board of directors has authorized the issuance of shares of our capital stock without certificates. We expect that, until our shares are listed on a national securities exchange, we will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our share certificates will instead be furnished to our stockholders upon request and without charge. We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without stockholder approval. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to the common stock. We will not issue preferred stock to our Sponsor, the Advisor, our executives or directors or any affiliate thereof except on the same terms as it would be issued to all other existing or new stockholders. A majority of the members of the conflicts committee not otherwise interested in the transaction must approve any offering of preferred stock and have access, at our expense, to our legal counsel or independent legal counsel. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. The board members, including the independent directors, shall take reasonable steps to ensure that this requirement is met. Special meetings of stockholders may be called only upon the request of our board of directors, a majority of the independent directors, the president or upon the written request, either in person or by mail, of stockholders holding at least 10% of the shares entitled to be cast on any issue proposed to be considered at the special meeting. Upon receipt of such a written request stating the purpose(s) of the meeting, the secretary shall provide all stockholders, within ten days after receipt of said request, written notice of the meeting and the purpose of such meeting. Such meeting must be held on a date not less than fifteen nor more than sixty days after the distribution of such notice at a time and place specified in such notice, or, if none is specified, at a time and place convenient to stockholders. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum. Unless otherwise provided by the Maryland General

Corporation Law or our charter, the affirmative vote of a majority of all votes cast is necessary to take stockholder action.

Our charter provides that, to the extent permitted by Maryland law, the concurrence of the board is not required in order for our stockholders to amend the charter, dissolve the corporation or remove directors. However, we have been advised that Maryland law does require board approval in order to amend our charter or dissolve. Without the approval of a majority of the shares entitled to vote on the matter, the board of directors may not:

•	amend the charter to adversely affect the rights, preferences and privileges of our stockholders;

•	amend charter provisions relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions;

•	cause our liquidation or dissolution after our initial investment in property;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause our merger or reorganization.

NexPoint has been selected and must be approved as our advisor annually by our directors. Although our stockholders do not have the ability to vote to replace NexPoint or to select a new advisor, stockholders do have the ability, by the affirmative vote of a majority of the shares entitled to vote on such matter, to remove a director from our board.

Advance Notice for Stockholder Nominations for Directors and Proposals of New Business

In order for a stockholder to nominate a director or propose new business at the annual stockholders’ meeting, our bylaws generally require that the stockholder give notice of the nomination or proposal not less than 90 days prior to the first anniversary of the date of the mailing of the notice for the preceding year’s annual stockholders’ meeting, unless such nomination or proposal is made pursuant to the Company’s notice of the meeting or by or at the direction of our board of directors. Our bylaws contain a similar notice requirement in connection with nominations for directors at a special meeting of stockholders called for the purpose of electing one or more directors. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

Restriction on Ownership of Shares

Ownership Limit

In order for us to qualify as a REIT, during the last half of each taxable year, not more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities. In addition, the outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences do not apply until after the first taxable year for which we have made an election to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective. We may also engage in certain transactions in order to comply with the 100 stockholder requirement.

In order to assist us in preserving our status as a REIT, our charter contains a limitation on ownership that prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of our outstanding shares unless exempted by our board of directors. Our charter provides that any transfer of shares that would violate our share ownership limitations is null and void and the intended transferee will acquire no rights in such shares, unless the transfer is approved by our board of directors based upon receipt of information that such transfer would not violate the provisions of the Internal Revenue Code for qualification as a REIT.

Shares that, if transferred, would be in excess of the 9.8% ownership limit (without an exemption from our board of directors) will be transferred automatically to a trust effective on the day before the reported transfer of such shares. The record holder of the shares that are held in trust will be required to submit such number of shares to us in the name of the trustee of the trust. We will designate a trustee of the share trust that will not be affiliated with us. We will also name one or more charitable organizations as a beneficiary of the share trust. Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee will receive all dividends and distributions on the shares held in trust and will hold such dividends or distributions in trust for the benefit of the beneficiary. The trustee may vote any shares held in trust.

At our direction, the trustee will transfer the shares held in trust to a person whose ownership will not violate the ownership limit. The transfer shall be made within 20 days of our receipt of notice that shares have been transferred to the trust. During this 20-day period, we will have the option of redeeming such shares. Upon any such transfer or redemption, the purported transferee or holder shall receive a per share price equal to the lesser of (1) the price per share in the transaction that caused the ownership limit violation or (2) the market price per share on the date of the transfer or redemption.

Any person who (1) acquires shares in violation of the foregoing restrictions or who owns shares that were transferred to any such trust is required to give immediate written notice to us of such event, or (2) transfers or receives shares subject to such limitations is required to give us 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT. The ownership limit also does not apply to the underwriter in an offering of shares or to a person or persons exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT would not be jeopardized.

As required under Treasury Regulations, if, as of any dividend record date, we have (i) 2,000 or more stockholders of record, we will demand a written statement of actual beneficial stock ownership of any owner of record of 5% or more of our stock, (ii) more than 200 but fewer than 2,000 stockholders of record, we will demand such a statement of any owner of record of 1% or more of our stock, or (iii) fewer than 200 stockholders of record, we will demand such a statement of any owner of record of 0.5% or more of our stock. Any such demand for written statements of beneficial ownership will take place within 30 days of the end of our taxable year. In addition to maintaining a record of those stockholders responding to such demands as required under Treasury Regulations, we will maintain a record of the persons failing or refusing to comply with our demand for a statement of actual beneficial stock ownership and notify such person of their duty to submit such information directly to the IRS at the time they file their income tax return.

Suitability Standards and Minimum Purchase Requirements

State law and our charter require that purchasers of our stock meet standards regarding (i) net worth or income and (ii) minimum purchase amounts. These standards are described above at “Suitability Standards” immediately following the cover page of this prospectus and below at “Plan of Distribution — Minimum Purchase Requirements.” The standards apply not only to purchasers in this offering, but also to potential purchasers of your shares. As a result, the requirements regarding suitability and minimum purchase amounts, which are applicable until our shares of common stock are listed on a national securities exchange, may make it more difficult for you to sell your shares.

Distributions

When we have sufficient cash flow available to pay distributions, we intend to pay regular distributions to our stockholders. As of the date of this prospectus, we have no real estate investments. We currently own no properties and have not identified any properties to acquire. We will not make any real estate investments until we identify additional investment opportunities and raise sufficient capital pursuant to this offering to do so. We cannot predict when we will begin to generate sufficient cash flow from these investments to pay distributions as a result of such investments; however, we expect that these will begin no later than the first calendar month after the calendar month in which we make our first real estate investment. Because all of our operations will be performed indirectly through our operating partnership, our ability to pay distributions depends on our operating partnership’s ability to pay distributions to its partners, including to us. If we do not have enough cash from operations to fund the distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from this offering. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our charter provides otherwise, senior liquidation preferences, if any.

In addition, the fees, distributions and reimbursements payable to our advisor depend on various factors, including the assets we acquire, indebtedness incurred, and sales prices of investments sold, and therefore cannot be quantified or reserved for until such fees have been earned. See “Management Compensation” in this prospectus. We are required to pay these amounts to our advisor regardless of the amount of cash we distribute to our stockholders and therefore our ability to make distributions from cash flow, as well as cash flow available for investment, to our stockholders may be negatively impacted.

Distributions will be paid to our stockholders when and if authorized by our board of directors and declared by us out of legally available funds. We expect to declare and pay distributions on a regular basis as of daily record dates beginning no later than the first calendar month after the calendar month in which we make our initial real estate investment unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so. Distributions will be authorized at the discretion of our board of directors, which will be influenced in part by its intention to comply with the REIT requirements of the Code. We intend to make distributions sufficient to meet the annual distribution requirement and to avoid U.S. federal income and excise taxes on our earnings; however, it may not always be possible to do so. Each distribution will be accompanied by a notice which sets forth: (a) the record date; (b) the amount per share that will be distributed; (c) the equivalent annualized yield; (d) the amount and percentage of the distributions paid from operations, offering proceeds and other sources; and (e) for those investors participating in the DRIP, a statement that a distribution statement will be provided in lieu of a check. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the offering;

•	our operating and interest expenses;

•	operating results of our properties;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates when renewing or replacing current leases;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We must annually distribute at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain, in order to meet the requirements for qualification as a REIT under the Code. This requirement is described in greater detail in the “Material U.S. Federal Income Tax Considerations” section of this prospectus. Our board of directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital. See the section entitled “Material U.S. Federal Income Tax Considerations” in this prospectus.

Inspection of Books and Records

As a part of our books and records, we will maintain at our principal office an alphabetical list of the names of our common stockholders, along with their addresses and telephone numbers and the number of shares of common stock held by each of them. We will update this stockholder list at least quarterly and, except as provided below, it will be available for inspection at our principal office by a common stockholder or his or her designated agent upon request of the stockholder. We will also mail this list to any common stockholder within ten days of receipt of his or her request except as provided below. The copy of the stockholder list will be printed in alphabetical order, on white paper and in a type size no smaller than 10-point type. We may impose a reasonable charge for expenses incurred in reproducing such list. Stockholders, however, may not sell or use this list for commercial purposes. The purposes for which stockholders may request this list include matters relating to their voting rights.

If our advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list when properly requested, our advisor and/or board of directors, as the case may be, shall be liable to the common stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and any actual damages suffered by any common stockholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is not for a proper purpose but is instead for the purpose of securing such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our Company. We may require that the stockholder requesting the stockholder list represent that the request is not for a commercial purpose unrelated to the stockholder’s interest in our Company. The remedies provided by our charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal law, or the law of any state.

Business Combinations

Under the Maryland General Corporation Law, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combination” includes mergers, consolidations, share exchanges, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (1) any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or (2) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation; and (2) two-thirds of the votes entitled to be cast by holders of voting shares of the corporation other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. “Control shares” are voting shares that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights for control shares are considered and not approved.

If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors, to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

We have added provisions to our charter that prohibit us, until such time that our shares of common stock are listed on a national securities exchange, from electing to be subject to the provisions under Subtitle 8. Through provisions in our bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships. Our bylaws may be amended by our stockholders or the board of directors.

Tender Offers by Stockholders

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with certain notice and disclosure requirements. These procedural requirements with respect to tender offers apply to any widespread solicitation for shares of our stock at firm prices for a limited time period.

In order for one of our stockholders to conduct a tender offer to another stockholder, our charter requires that the stockholder comply with Regulation 14D of the Securities Exchange Act of 1934, as amended, and provide the Company notice of such tender offer at least ten business days before initiating the tender offer. Pursuant to our charter, Regulation 14D would require any stockholder initiating a tender offer to provide:

•	Specific disclosure to stockholders focusing on the terms of the offer and information about the bidder;

•	The ability to allow stockholders to withdraw tendered shares while the offer remains open;

•	The right to have tendered shares accepted on a pro rata basis throughout the term of the offer if the offer is for less than all of our shares; and

•	That all stockholders of the subject class of shares be treated equally.

In addition to the foregoing, there are certain ramifications to stockholders should they attempt to conduct a noncompliant tender offer. If any stockholder initiates a tender offer without complying with the provisions set forth above, in our sole discretion, we shall have the right to redeem such noncompliant stockholder’s shares and any shares acquired in such tender offer. The noncomplying stockholder shall also be responsible for all of our expenses in connection with that stockholder’s noncompliance.

Restrictions on Roll-Up Transactions

In connection with any proposed transaction considered a “Roll-up Transaction” (defined below) involving us and the issuance of securities of an entity, which we refer to as a “Roll-up Entity,” that would be created or would survive after the successful completion of the Roll-up Transaction, an appraisal of all properties will be obtained from a competent independent appraiser. If the appraisal will be included in a prospectus used to offer the securities of a Roll-up Entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering. Accordingly, an issuer using the appraisal shall be subject to liability for violation of Section 11 of the Securities Act of 1933 and comparable provisions under state laws for any material misrepresentations or material omissions in the appraisal. The properties will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the properties as of a date immediately preceding the announcement of the proposed Roll-up Transaction. The appraisal will assume an orderly liquidation of properties over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to stockholders in connection with any proposed Roll-up Transaction.

A “Roll-up Transaction” is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of a Roll-up Entity. This term does not include:

•	a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or

•	a transaction involving the conversion to corporate, trust, or association form of only us if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of our existence, compensation to NexPoint or our sponsor, or our investment objectives.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to stockholders who vote “no” on the proposal the choice of:

(1)	accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or

(2)	one of the following:

(A)	remaining as stockholders of us and preserving their interests therein on the same terms and conditions as existed previously; or

(B)	receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed Roll-up Transaction:

•	that would result in our stockholders having democracy rights in a Roll-up Entity that are less than those provided in our bylaws and described elsewhere in this prospectus, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of our charter, and dissolution of us;

•	that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor;

•	in which investors’ rights to access of records of the Roll-up Entity will be less than those provided in the section of this prospectus entitled “Description of Shares — Meetings and Special Voting Requirements”; or

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is not approved by our stockholders.

Rights of Objecting Stockholders

Under Maryland law, dissenting stockholders may have, subject to satisfying certain procedures, the right to receive a cash payment representing the fair value of their shares of stock under certain circumstances. As permitted by the MGCL, however, our charter includes a provision opting out of the appraisal rights statute, thereby precluding stockholders from exercising the rights of an “objecting stockholder” unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. As a result of this provision, our stockholders will not have the right to dissent from extraordinary transactions, such as the merger of our company into another company or the sale of all or substantially all of our assets for securities.

Amendment of the Organizational Documents

Except for those amendments permitted to be made without stockholder approval, our charter maybe amended, after approval by our board, by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter. Our bylaws may be amended in any manner not inconsistent with the charter by a majority vote of our directors present at a meeting of our board of directors.

Dissolution or Termination of the Company

As a Maryland corporation, we may be dissolved at any time after a determination by a majority of the entire board that dissolution is advisable and the approval of stockholders entitled to cast a majority of the votes entitled to be cast on the matter. Our board will determine when, and if, to:

•	have our shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements; and

•	commence subsequent offerings of common stock after completing this offering.

Our board of directors, in consultation with management, may determine that it is in our best interests to begin the process of engaging advisors to consider alternatives with respect to a liquidity event at such time during our offering stage that it can reasonably determine that all of the securities in this offering will be sold within a reasonable period (i.e., three to six months) after the termination of the offering. Our board may decide, among other things, to:

•	list our shares of common stock on a national securities exchange;

•	sell our assets individually including seeking stockholder approval if the action would constitute the sale of all or substantially all of our assets;

•	continue our business and evaluate a listing of our shares of common stock at a future date; or

•	adopt a plan of liquidation.

Advance Notice of Director Nominations and New Business

Proposals to elect directors or conduct other business at an annual or special meeting must be brought in accordance with our bylaws. The bylaws provide that any business may be transacted at the annual meeting without being specifically designated in the notice of meeting. However, with respect to special meetings of stockholders, only the business specified in the notice of the special meeting may be brought at that meeting.

Our bylaws also provide that nominations of individuals for election to our board of directors and the proposal of other business may be made at an annual meeting, but only:

•	in accordance with the notice of the meeting;

•	by or at the direction of our board; or

•	by a stockholder who was a stockholder of record at the time of the giving of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures set forth in our bylaws.

A notice of a director nomination or stockholder proposal to be considered at an annual meeting must be delivered to our secretary at our principal executive offices:

•	not later than 5:00 p.m., Eastern Time, on the 120th day nor earlier than 150 days prior to the first anniversary of the date of release of the proxy statement for the previous year’s annual meeting; or

•	if the date of the meeting is advanced or delayed by more than 30 days from the anniversary date or of the previous year’s annual meeting if an annual meeting has not yet been held, not earlier than 150 days prior to the annual meeting or not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the annual meeting or the tenth day following our first public announcement of the date of such meeting.

Nominations of individuals for election to our board of directors may be made at a special meeting, but only:

•	by or at the direction of our board; or

•	if the meeting has been called for the purpose of electing directors, by a stockholder who was a stockholder of record at the time of the giving of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures set forth in our bylaws.

A notice of a director nomination to be considered at a special meeting must be delivered to our secretary at our principal executive offices:

•	not earlier than 120 days prior to the special meeting; and

•	not later than 5:00 p.m., Eastern Time, on the later of either:

•	90 days prior to the special meeting; or

•	10 days following the day of our first public announcement of the date of the special meeting and the nominees proposed by our board to be elected at the meeting.

Distribution Reinvestment Plan

We have adopted the distribution reinvestment plan, or DRIP. The following is a summary of the DRIP. A complete copy of our form of DRIP is included in this prospectus as Appendix A.

Investment of Distributions

We have adopted a DRIP pursuant to which our stockholders may elect to purchase shares of our common stock with our distributions. We have the discretion to extend the offering period for the shares being offered pursuant to this prospectus under the DRIP beyond the termination of our primary offering until we have sold all the shares allocated to the DRIP. We also may offer shares under the DRIP pursuant to a new registration statement. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP. Any shares issued pursuant to the DRIP are subject to registration and renewal in any state in which such shares are offered and the offering of such shares is not exempt under applicable laws and regulations. Until the NAV pricing date, we will offer shares under our DRIP at $9.50 per share, which is 95% of the primary offering price. Thereafter, we will offer shares under our DRIP at per share NAV.

No dealer manager fees or selling commissions will be paid with respect to shares purchased pursuant to the DRIP; therefore, we will retain all of the proceeds from the reinvestment of distributions.

Pursuant to the terms of the DRIP, the reinvestment agent, which currently is us, will act on behalf of participants to reinvest the cash distributions they receive from us. Stockholders participating in the DRIP may purchase fractional shares. If sufficient shares are not available for issuance under the DRIP, the reinvestment agent will remit excess cash distributions to the participants. Participants purchasing shares pursuant to the DRIP will have the same rights as stockholders with respect to shares purchased under the DRIP and will be treated in the same manner as if such shares were issued pursuant to the primary offering.

Election to Participate or Terminate Participation

A stockholder may become a participant in the DRIP by making a written election to participate on his or her subscription agreement at the time he or she subscribes for shares. Any stockholder who has not previously elected to participate in the DRIP may so elect at any time by delivering to the reinvestment agent a completed enrollment form or other written authorization required by the reinvestment agent. Participation in the DRIP will commence with the next distribution payable after receipt of the participant’s notice, provided it is received at least ten days prior to the last day of the fiscal quarter, month or other period to which the distribution relates.

Some brokers may determine not to offer their clients the opportunity to participate in the DRIP. Any prospective investor who wishes to participate in the DRIP should consult with his or her broker as to the broker’s position regarding participation in the DRIP.

We reserve the right to prohibit qualified retirement plans and other “benefit plan investors” (as defined in ERISA) from participating in the DRIP if such participation would cause our underlying assets to constitute “plan assets” of qualified retirement plans. See the section entitled “ERISA Considerations” in this prospectus. A material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the stockholder to fail to meet the suitability standards set forth in this prospectus for the stockholders initial purchase of shares of common stock.

Each stockholder electing to participate in the DRIP shall notify the reinvestment agent if any time during his or her participation in the DRIP, there is any material change in the stockholder’s financial condition or inaccuracy of any representation under the subscription agreement for such stockholder’s initial purchase of our shares.

Subscribers should note that affirmative action in the form of written notice to the reinvestment agent must be taken to withdraw from participation in the DRIP. A withdrawal from participation in the DRIP will be effective with respect to distributions for a distribution period only if written notice of termination is received at least ten days prior to the end of such distribution period. In addition, a transfer of shares prior to the date our shares are listed for trading on a national securities exchange, which we have no intent to do at this time and which may never occur, will terminate participation in the DRIP with respect to such transferred shares as of the first day of the distribution period in which the transfer is effective, unless the transferee demonstrates to the reinvestment agent that the transferee meets the requirements for participation in the plan and affirmatively elects to participate in the DRIP by providing to the reinvestment agent an executed enrollment form or other written authorization required by the reinvestment agent.

Offers and sales of shares pursuant to the DRIP must be registered in every state in which such offers and sales are made and the offering of such shares is not exempt under applicable laws and regulations. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares pursuant to the DRIP in any states in which our registration is not renewed or extended.

Reports to Participants

Within 90 days after the end of each calendar year, the reinvestment agent will mail to each participant a statement of account describing, as to such participant, the distributions received, the number of shares purchased, the purchase price for such shares and the total shares purchased on behalf of the participant during the prior year pursuant to the DRIP.

Excluded Distributions

Our board of directors may designate that certain cash or other distributions attributable to net sales proceeds will be excluded from distributions that maybe reinvested in shares under the DRIP, or Excluded Distributions. Accordingly, if proceeds attributable to the potential sale transaction described above are distributed to stockholders as an Excluded Distribution, such amounts may not be reinvested in our shares pursuant to the DRIP. The determination of whether all or part of a distribution will be deemed to be an Excluded Distribution is separate and unrelated to our requirement to distribute 90% of our REIT taxable income. In its initial determination of whether to make a distribution and the amount of the distribution, our board of directors will consider, among other factors, our cash position and our distribution requirements as a REIT. Once our board of directors determines to make the distribution, it will then consider whether all or part of the distribution will be deemed to be an Excluded Distribution. In most instances, we expect that our board of directors would not deem any of the distribution an Excluded Distribution. In that event, the amount distributed to participants in the DRIP will be reinvested in additional shares of our common stock. If all or a portion of the distribution is deemed an Excluded Distribution, the distribution will be made to all stockholders, however, the excluded portion will not be reinvested. As a result, we would not be able to use any of the Excluded Distribution to assist in meeting future distributions and the stockholders would not be able to use the distribution to purchase additional shares of our common stock through the DRIP. We currently do not have any planned Excluded Distributions, which will only be made, if at all, in addition to, not in lieu of, regular distributions.

Material U.S. Federal Income Tax Considerations

Taxable participants will incur tax liability even though they have elected not to receive their distributions in cash but rather to have their distributions reinvested under the DRIP. See the section entitled “Risk Factors - Federal Income Tax Risks” in this prospectus. In addition, to the extent you purchase shares through the DRIP at a discount to their fair market value, you will be treated for U.S. federal income tax purposes as receiving an additional distribution equal to the amount of the discount. Until such time as we calculate NAV, we will sell shares pursuant to the DRIP at $9.50 per share and expect our board of directors to estimate the fair value of a share of our common stock to be $10.00, the offering price in the primary offering. Additionally, at least until our offering stage is complete, we expect that no secondary trading market for our shares will develop. Therefore, at least until we calculate NAV, participants in the DRIP will be treated as having received a distribution of $10.00 for each $9.50 reinvested by them under the DRIP. You will be taxed on the amount of such distribution (including the discount from fair market value) as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the dividend as a capital gain dividend. Tax information regarding each participant’s participation in the DRIP will be provided to each participant at least annually.

The IRS has provided guidance that a discount on the price of stock purchased under a distribution reinvestment program will not result in the payment of a preferential dividend if such discount does not exceed 5% of the fair market value of the stock. However, the fair market value of our share of common stock for U.S. federal income tax purposes is unclear. Initially, the per share price for our common stock pursuant to our DRIP will be $9.50, which is 95% of the primary offering price of $10.00 (which includes the maximum selling commissions and dealer manager fee). It is unclear whether the fair market value of a share of our common stock for U.S. federal income tax purposes is equal to the $10.00 offering price or some lesser amount. It is our intention that the per share price of 9.50 pursuant to our DRIP does not result in a discount of more than 5% from the fair market value of a share of our common stock. In fact, it is possible that a participant in our DRIP who pays $9.50 per share could be paying more than fair market value for a share. Further, after the NAV pricing date, the per share price for our common stock pursuant to our DRIP will be equal to the per share NAV (and does not include selling commissions or the dealer manager fee). It is our position that the per share NAV is intended to reflect the fair market value per share for U.S. federal income tax purposes. However, shares offered in our primary offering following such time as we calculate NAV will be offered at the per share NAV plus selling commissions and the dealer manager fee. If the IRS were to take a position contrary to our position that the per share NAV reflects the fair market value per share, it is possible that we may be treated as offering our stock under our DRIP at a discount greater than 5% of its fair market value resulting in the payment of a preferential dividend. See “Material U.S. Federal Income Tax Considerations - Annual Distribution Requirements” for a discussion of preferential dividends.

Amendment, Suspension and Termination

We reserve the right to amend any aspect of, suspend, or terminate the DRIP for any reason at any time upon ten days’ written notice to participants. The reinvestment agent also reserves the right to terminate a participant’s individual participation in the DRIP (without terminating the DRIP generally), by sending ten days’ prior written notice of termination to the terminated participant. Notices to a DRIP participant maybe given by letter addressed to the participant at the participant’s last address of record with the reinvestment agent or by providing the relevant information in a press release or a report filed by the company with the SEC.

Share Repurchase Program

Our share repurchase program, as described below, may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us, subject to restrictions and applicable law, if such repurchases do not impair our capital or operations. Specifically, state securities regulators impose investor suitability standards that establish specific financial thresholds that must be met by any investor in certain illiquid, long-term investments, including REIT shares.

Until the NAV pricing date and except as set forth below, a stockholder must have beneficially held the shares for at least one year prior to offering them for sale to us through our share repurchase program, although if a stockholder sells back all of its shares, our board of directors has the discretion to exempt shares purchased pursuant to the DRIP from this one-year requirement. In addition, upon the death or disability of a stockholder, upon request, we will waive the one-year holding requirement as discussed below. Once we begin calculating NAV, no holding period would be required. The purchase price for shares repurchased under our share repurchase program will be as set forth below, including with respect to any shares of our common stock repurchased in connection with a stockholder’s death or disability. We do not currently anticipate obtaining appraisals for our investments (other than in connection with our NAV calculation or investments in transactions with our sponsor, our advisor, our directors or their respective affiliates). The NAV of our investments will not represent the amount of net proceeds that would result from an immediate sale of our assets. Beginning with the NAV pricing date, our advisor will begin calculating NAV, upon which the purchase price for shares under our share repurchase program will be based. In connection with the NAV calculation, our independent valuation agent will perform appraisals of our properties as set forth in. Only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions may be able to participate in the share repurchase program. In other words, once our shares are transferred for value by a stockholder, the transferee and all subsequent holders of the shares are not eligible to participate in the share repurchase program. We will repurchase shares on the last business day prior to the filing of each quarterly financial filing (and in all events on a date other than a dividend payment date).

Share Repurchase Program Prior to our Calculation of NAV

Prior to our calculation of NAV, the price per share that we will pay to repurchase shares of our common stock, in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock, will be as follows:

•	the lower of $9.25 and 92.5% of the price paid to acquire the shares from us for stockholders who have continuously held their shares for at least one year;

•	the lower of $9.50 and 95.0% of the price paid to acquire the shares from us for stockholders who have continuously held their shares for at least two years;

•	the lower of $9.75 and 97.5% of the price paid to acquire the shares from us for stockholders who have continuously held their shares for at least three years; and

•	the lower of $10.00 and 100% of the price paid to acquire the shares from us for stockholders who have continuously held their shares for at least four years.

Pursuant to the terms of our share repurchase program, we intend to make repurchases, if requested, at least once quarterly. Each stockholder whose repurchase request is granted will receive the repurchase amount within 30 days after the fiscal quarter in which we grant the repurchase request. Subject to the limitations described in this prospectus, we also will repurchase shares upon the request of the estate, heir or beneficiary, as applicable, of a deceased stockholder. We will limit the number of shares repurchased pursuant to our share repurchase program in any calendar year to 5% of the weighted average number of shares outstanding during the prior calendar year. In addition, funds available for our share repurchase program are limited or described below and may not be sufficient to accommodate all requests. Due to these limitations, we cannot guarantee that we will be able to accommodate all repurchase requests.

Funding for the share repurchase program will be derived from proceeds we maintain from the sale of shares under the DRIP and other operating funds, if any, as our board of directors, in its sole discretion, may reserve for this purpose. We cannot guarantee that the funds set aside for the share repurchase program will be sufficient to accommodate all requests made each year. However, a stockholder may withdraw its request at any time or ask that we honor the request when funds are available. Pending repurchase requests will be honored on a pro rata basis.

Share Repurchase Program Following our Calculation of NAV

Commencing with the NAV pricing date, our advisor will be responsible for calculating our quarterly NAV at the end of each day on which we make a quarterly financial filing. Our board of directors will review the NAV calculation quarterly. To calculate our quarterly per share NAV, our advisor will start with the fair value of real estate and real estate-related assets, which will be determined taking into consideration the appraisal by the independent valuation agent, and the fair value of our other assets and liabilities, including accrued fees and expenses and accrued distributions. Our advisor will estimate these amounts based on factors such as (1) quarterly operating budgets for the assets; (2) estimated management fees payable to our advisor; (3) quarterly budgets for all other expenses; and (4) year-to-date actual performance data.

Once our advisor begins calculating NAV, the terms of the share repurchase program will be as described below.

Generally, we will pay repurchase proceeds, less any applicable short-term trading fees and any applicable tax or other withholding required by law, by the third business day following each quarterly financial filing. The repurchase price per share will be our then-current per share NAV. Subject to limited exceptions, stockholders whose shares of our common stock are repurchased within the first four months from the date of purchase will be subject to a short-term trading fee of 2% of the aggregate per share NAV of the shares of common stock received.

If a stockholder’s repurchase request is received after 4:00 p.m. Eastern time on the last business day prior to a quarterly financial filing, such shares will be redeemed on the last business day prior to the next quarterly financial filing at a price equal to the next quarterly per share NAV, calculated after the close of business on each day on which we make our quarterly financial filing. Although such stockholder may not know at the time he or she requests the repurchase of shares the exact price at which such repurchase request will be processed, the stockholder may cancel the repurchase request before it has been processed by notifying a customer service representative available on our toll-free, automated telephone line, [            ]. The line is open on each business day between the hours of 9:00 a.m. and 7:00 p.m. Eastern time. Repurchase requests submitted before 4:00 p.m. Eastern time on the last business day prior to a quarterly financial filing must be cancelled before 4:00 p.m. on the same day. Repurchase requests received after 4:00 p.m. on the last business day prior to a quarterly financial filing, must be cancelled before 4:00 p.m. Eastern time on the second to last business day prior to the next quarterly financial filing. If the repurchase request is not cancelled before the applicable time described above, the stockholder will be contractually bound to the repurchase of the shares and will not be permitted to cancel the request prior to the payment of repurchase proceeds.

We will limit the number of shares repurchased during any calendar year to 5% of the weighted average number of shares outstanding during the prior calendar year. Furthermore, we may not have sufficient liquidity to honor all repurchase requests. We intend to maintain the following percentage of the overall value of our portfolio in liquid assets that can be liquidated more readily than properties: 5% of our NAV in excess of $1 billion. However, our stockholders should not expect that we will maintain liquid assets at or above this level. To the extent that we maintain borrowing capacity under a line of credit, such available amount will be included in calculating our liquid assets. Our advisor will consider various factors in determining the amount of liquid assets we should maintain, including but not limited to our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under a line of credit, if any, our receipt of proceeds from any asset sale, and the use of cash to fund repurchases. Our board of directors will review the amount and sources of liquid assets on a quarterly basis.

Our advisor will continuously monitor our capital needs and the amount of available liquid assets relative to our current business, as well as the volume of repurchase requests relative to the sales of new shares. If our board of directors believes, in its business judgment, that repurchases may unnecessarily burden our short-term or long-term liquidity, adversely affect our operations or have a material adverse impact on non-selling stockholders, then prior to the beginning of any quarter, our board of directors may set a limit on the number of shares that may be repurchased in such quarter; provided that we will limit the number of shares repurchased during any calendar year to 5% of the weighted average number of shares outstanding during the prior calendar year.

Once we begin calculating NAV, there is no minimum holding period for shares of our common stock and stockholders can submit their shares for repurchase at any time; however, because most of our assets will consist of real estate properties that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition, investment in the company should be considered a long-term investment. In order to offset any incremental costs in holding liquid investments, keeping borrowing capacity available, drawing funds under a line of credit and selling assets we would not otherwise have sold and to protect the interests of long-term stockholders and to reduce the possible impact of short-term trading on our performance, stockholders whose shares are repurchased within four months of purchasing them will be subject to a short-term trading fee of 2% of the aggregate NAV of the shares of common stock repurchased. For purposes of determining whether the short-term trading fee applies, we will repurchase the shares that were held the longest first. The short-term trading fee will not apply in circumstances involving a stockholder’s death, post-purchase disability or divorce decree, repurchases made as part of a systematic withdrawal plan, repurchases in connection with periodic portfolio rebalancings of certain wrap or fee-based accounts, repurchases of shares acquired through the DRIP and the cancellation of a purchase of shares within the five-day period after the investor executes a subscription agreement and in other circumstances at our discretion.

Death and Disability of a Stockholder

Prior to the time that we begin calculating NAV, upon the death or disability of a stockholder, upon request, we will waive the one-year holding requirement. Once our advisor begins calculating NAV, no holding period would be required. Shares repurchased in connection with the death or disability of a stockholder will be repurchased at a purchase price equal to the price actually paid for the shares during the offering, or if not engaged in the offering, the per share purchase price will be based on the greater of the price paid for such shares or the then-current NAV of the shares as determined by our board of directors (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). In addition, we may waive the holding period in the event of a stockholder’s bankruptcy or other exigent circumstances.

Share Repurchase Program Generally

Regardless of whether we are calculating NAV or not, our share repurchase program is subject to the terms and conditions described below.

Our board of directors may amend the terms of our share repurchase program without stockholder approval. Our board of directors may also amend, suspend or terminate the program upon 30 days’ notice or reject any request for repurchase if it determines that the funds allocated to the share repurchase program are needed for other purposes, such as the acquisition, maintenance or repair of properties, or for use in making a declared distribution.

Our sponsor, our advisor, our property manager, our directors and our affiliates are prohibited from receiving a fee on any share repurchases, including selling commissions and dealer manager fees.

Our board of directors reserves the right, in its sole discretion, at any time and from time to time, to:

•	waive the one year holding period requirement before the NAV pricing date in the event of the death or disability of a stockholder, other involuntary exigent circumstances such as bankruptcy, or a mandatory distribution requirement under a stockholder’s IRA;

•	reject any request for repurchase;

•	change the purchase price for repurchases; or

•	otherwise amend, suspend or terminate the terms of our share repurchase program.

If funds available for our share repurchase program are not sufficient to accommodate all requests, shares will be repurchased as follows: (i) first, pro rata as to repurchases upon the death of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of our board of directors, another involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and (iv) finally, pro rata as to all other repurchase requests.

In general, a stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for repurchase, except that the minimum number of shares that must be presented for repurchase shall be at least 25% of the holder’s shares. However, if the repurchase request is made within six months of the event giving rise to the special circumstances described in this sentence, where repurchase is being requested (i) on behalf of the estate, heirs or beneficiaries, as applicable, of a deceased stockholder; (ii) by a stockholder due to another involuntary exigent circumstance, such as bankruptcy; or (iii) by a stockholder due to a mandatory distribution under such stockholder’s IRA, a minimum of 10% of the stockholder’s shares may be presented for repurchase; provided, however, that any future repurchase request by such stockholder must present for repurchase at least 25% of such stockholder’s remaining shares.

A stockholder who wishes to have shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent. An estate, heir or beneficiary that wishes to have shares repurchased following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent. Unrepurchased shares maybe passed to an estate, heir or beneficiary following the death of a stockholder. If the shares are to be repurchased under any conditions outlined herein, we will forward the documents necessary to effect the repurchase, including any signature guaranty we may require.

The share repurchase program immediately will terminate if our shares are listed on any national securities exchange. Any material modifications, suspension or termination of our share repurchase program by our board of directors or our advisor will be disclosed to stockholders promptly in reports we file with the SEC, a press release and/or via our website.

Stockholders are not required to sell their shares to us. The share repurchase program is only intended to provide interim liquidity for stockholders until a liquidity event occurs, such as the listing of the shares on a national stock exchange or our merger with a listed company. We cannot guarantee that a liquidity event will occur.

Shares we purchase under our share repurchase program will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.

THE OPERATING PARTNERSHIP AGREEMENT

General

HCRT Operating Partnership, L.P., which we refer to as “Highland OP,” was formed on [            ] to acquire, own and operate properties on our behalf. As a result of this structure, we are considered to be an umbrella partnership real estate investment trust, or UPREIT. An UPREIT is a structure REITs often use to acquire real property from owners on a tax deferred basis (the sellers can generally accept partnership units and defer taxable gain otherwise required to be recognized by them upon the disposition of their properties). Such owners may also desire to achieve diversity in their investment and other benefits afforded to stockholders in a REIT. For purposes of satisfying the asset and income tests for qualification as a REIT for tax purposes, the REIT’s proportionate share of the assets and income of Highland OP are deemed to be assets and income of the REIT.

We expect that substantially all of our assets will be held by Highland OP. We are the sole general partner of Highland OP and, as of the date of this prospectus, owned approximately 0.1% of the equity interests in Highland OP. As the sole general partner, we have the exclusive power to manage and conduct the business of Highland OP. [            ], a wholly owned subsidiary of ours, is the sole limited partner of Highland OP and, as of the date of this prospectus, owned approximately 99.9% of the equity interests in Highland OP.

If we ever decide to acquire properties in exchange for units of limited partnership interest in Highland OP, we expect to amend and restate the limited partnership agreement to provide substantially as set forth below.

Capital Contributions

As we accept subscriptions for shares, the limited partnership agreement requires us to transfer substantially all of the net proceeds of the offering to Highland OP as a capital contribution; however, we would be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors. Highland OP would be deemed to have simultaneously paid the costs associated with the offering. If Highland OP would require additional funds at any time in excess of capital contributions made by us or from borrowing, we would borrow funds from a financial institution or other lender and lend such funds to Highland OP on the same terms and conditions as would be applicable to our borrowing of such funds. In addition, we expect that the limited partnership agreement would authorize us to cause Highland OP to issue partnership interests for less than fair market value if we conclude in good faith that such issuance would be in the best interest of Highland OP and us.

Operations

The limited partnership agreement of Highland OP provides that, so long as we remain qualified as a REIT, Highland OP would be operated in a manner that would enable us to satisfy the requirements for being classified as a REIT for tax purposes. As general partner of Highland OP, we would also be empowered to do anything to ensure that Highland OP will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code. Classification as a publicly traded partnership could result in Highland OP being taxed as a corporation, rather than as a partnership.

Distributions and Allocations of Profits and Losses

The limited partnership agreement will provide that Highland OP would distribute cash flow from operations to its partners in accordance with their relative percentage interests on at least a quarterly basis in amounts that we, as general partner, determine. The effect of these distributions would be that a holder of one unit of limited partnership interest in Highland OP would receive the same amount of annual cash flow distributions as the amount of annual distributions paid to the holder of one of our shares.

Similarly, the limited partnership agreement will provide that Highland OP would allocate taxable income to its partners in accordance with their respective percentage interests. Subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and corresponding Treasury regulations, the effect of these allocations would be that a holder of one unit of limited partnership interest in Highland OP would be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one of our shares. Losses, if any, would generally be allocated among the partners in accordance with their respective percentage interests in Highland OP. Losses cannot be passed through to our stockholders.

If Highland OP liquidates, debts and other obligations must be satisfied before the partners would receive any distributions. Any distributions to partners then would be made to partners in accordance with their respective positive capital account balances.

Rights, Obligations and Powers of the General Partner

As Highland OP’s sole general partner, we generally would have complete and exclusive discretion to manage and control Highland OP’s business and to make all decisions affecting its assets. Under the limited partnership agreement, we would also expect to have the authority to:

•	acquire, purchase, own, operate, lease and dispose of any real property and any other property;

•	construct buildings and make other improvements on owned or leased properties;

•	authorize, issue, sell, redeem or otherwise purchase any debt or other securities;

•	borrow money;

•	make or revoke any tax election;

•	maintain insurance coverage in amounts and types as we determine is necessary;

•	retain employees or other service providers;

•	form or acquire interests in joint ventures; and

•	merge, consolidate or combine Highland OP with another entity.

Upon commencement of this offering, under the limited partnership agreement, we expect that Highland OP would pay all the administrative and operating costs and expenses it incurs in acquiring and operating real properties. Highland OP would also pay all of our administrative costs and expenses and such expenses would be treated as expenses of Highland OP. Such expenses would include:

•	all expenses relating to our formation and continuity of existence;

•	all expenses relating to the public offering and registration of our securities;

•	all expenses associated with the preparation and filing of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with applicable laws, rules and regulations; and

•	all of our other operating or administrative costs incurred in the ordinary course of business.

The only costs and expenses we could incur for which we would not be reimbursed by Highland OP would be costs and expenses relating to any properties we may own outside of Highland OP. We would pay the expenses relating to such properties directly.

Exchange Rights

We expect the limited partnership agreement would also provide for exchange rights. We expect the limited partners of Highland OP would have the right to cause Highland OP to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we could purchase their limited partnership units for cash or by issuing one share of our common stock for each limited partnership unit redeemed. Limited partners, however, would not be able to exercise this exchange right, if and to the extent that the delivery of shares upon such exercise would:

•	result in any person owning shares in excess of the ownership limit in our charter (unless exempted by our board of directors);

•	result in our shares being owned by fewer than 100 persons;

•	result in our shares being “closely held” within the meaning of Section 856(h) of the Code; or

•	cause us to own 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Code.

Furthermore, limited partners could exercise their exchange rights only after their limited partnership units had been outstanding for one year. A limited partner could not deliver more than two exchange notices each calendar year would not be able to exercise an exchange right for less than 1,000 limited partnership units, unless such limited partner holds less than 1,000 units. In that case, he would be required to exercise his exchange right for all of his units.

Change in General Partner

We generally would not be able to withdraw as the general partner of Highland OP or transfer our general partnership interest in Highland OP (except to a wholly owned subsidiary). The principal exception to this would be if we merge with another entity and (1) the holders of a majority of partnership units (including those we hold) approve the transaction; (2) the limited partners receive or have the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately before such transaction; (3) we were the surviving entity and our stockholders do not receive cash, securities, or other property in the transaction; or (4) the successor entity contributes substantially all of its assets to Highland OP in return for an interest in Highland OP and agrees to assume all obligations of the general partner of Highland OP. If we voluntarily sought protection under bankruptcy or state insolvency laws, or if we were involuntarily placed under such protection for more than 90 days, we would be deemed to be automatically removed as the general partner. Otherwise, the limited partners would not have the right to remove us as general partner.

Transferability of Interests

With certain exceptions, the limited partners would not be able to transfer their interests in Highland OP, in whole or in part, without our written consent as the general partner.

Amendment of Limited Partnership Agreement

We expect amendments to the limited partnership agreement would require the consent of the holders of a majority of the partnership units (including the partnership units we and our affiliates held). Additionally, we, as general partner, would be required to approve any amendment. We expect that certain amendments would require the consent of the holders of a majority of the partnership units (excluding the partnership units we or our affiliates held). Such amendments include:

•	any amendment affecting the exchange right to the detriment of the limited partners (except for certain business combinations where we merge with another entity and leave Highland OP in existence to hold all the assets of the surviving entity);

•	any amendment that would adversely affect the limited partners’ rights to receive distributions, except for amendments we make to create and issue preferred partnership units;

•	any amendment that would alter how we allocate profits and losses, except for amendments we make to create and issue preferred partnership units; and

•	any amendment that would impose on the limited partners any obligation to make additional capital contributions.

PLAN OF DISTRIBUTION

General

We are offering a maximum of 200,000,000 shares of our common stock to the public through our dealer manager, a registered broker-dealer affiliated with our advisor, in our primary offering at a price of up to $10.00 per share, except as provided below.

The shares are being offered on a “best efforts” basis. We also are offering up to 52,631,579 shares of common stock under our DRIP, initially at $9.50 per share, which is 95% of the primary offering price, until the NAV pricing date. On and after the NAV pricing date, the per share purchase price for our shares in our primary offering will vary quarterly and will be equal to our NAV, divided by the number of shares outstanding as of the end of the business day preceding the day on which we file our quarterly financial filing, plus applicable commissions and fees. On and after the NAV pricing date, we will offer shares under our DRIP at per share NAV, subject to certain limitations, as described in the “Distribution Reinvestment Plan” section of this prospectus. We reserve the right to reallocate the shares of our common stock we are offering between our primary offering and the DRIP.

The offering of shares of our common stock will terminate on or before                     , 2016, which is two years after the effective date of this offering. If we have not sold all the shares within two years, we may continue our primary offering for an additional year, until                     , 2017. If we decide to continue our primary offering beyond two years from the date of this prospectus, we will provide that information in a prospectus supplement. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. At the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP in which case participants in the DRIP will be notified. We reserve the right to terminate this offering at any time prior to the stated termination date.

If our board of directors determines that it is in our best interest, upon the termination of this offering, we may conduct one additional “best efforts” public offering registered with the SEC without the approval of our common stockholders.

Compensation of Dealer Manager and Participating Broker-Dealers

Our board of directors has arbitrarily determined the initial selling price of the shares, which will be the purchase price of our shares until such time as we calculate NAV, which is consistent with comparable real estate investment programs in the market, and such price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding shares. Because such initial offering price is not based upon any independent valuation, the offering price is not indicative of the proceeds that you would receive upon liquidation.

Commencing with the NAV pricing date, the total of the selling commissions and dealer manager fees paid will equal 10.0% of NAV and the public offering price in our primary offering will be the per share NAV plus 10.0% of such per share NAV, subject to certain discounts described below. After the close of business on each day on which we make a quarterly financial filing, we will also post the per share NAV for that quarter on our website at www.     .com. You may also obtain the quarterly determination of our per share NAV by calling our toll-free, automated telephone line at 1-866-532-4743. In addition to the quarterly pricing supplements, we will provide more frequent pricing supplements if there is a change in the NAV by more than 5% from the per share NAV disclosed in the last filed prospectus or pricing supplement. In such event, we will, after the close of business on the day on which there is such a change in the NAV, file a pricing supplement which would show the calculation of the quarterly NAV and will provide an explanation as to the reason for the change. Commencing on the NAV pricing date, any purchase orders that we receive prior to 4:00 p.m. Eastern time on the last business day prior to each quarterly financial filing will be executed at a price equal to our per share NAV for that quarter. Subscriptions that we receive after 4:00 p.m. Eastern time or thereafter on the last business day prior to each quarterly financial filing will be held for five business days before execution, during which time a subscriber may withdraw his or her subscription which will be executed at a price equal to our per share NAV as calculated by our advisor after the close of business on the day on which we make our quarterly financial filing. If, in that circumstance, the investor does not withdraw his or her subscription within five business days of the original subscription date, the subscription will be processed by us. An investor’s subscription agreement and funds will be submitted to the transfer agent by our dealer manager and/or the broker dealers participating in the offering for settlement of the transaction within three business days of placing an order, but the investor’s share price will always be the per share NAV for such quarter that we received the order, as described above, except in such case where a subscription shall be held for five business days, as described above. Investors submitting a purchase order after 4:00 p.m. Eastern time on the last business day of a quarter will not know the per share NAV at which they will purchase shares at the time that they submit an order. No selling commissions or dealer manager fee will be paid for shares sold pursuant to the DRIP. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares.

We currently expect the dealer manager to utilize three or more channels to sell our shares, each of which has a different selling commission and dealer manager fee structure. The dealer manager may authorize other broker-dealers that are members of FINRA, formerly known as the NASD, which we refer to as participating broker-dealers, to sell our shares. Our first expected primary distribution channel involves those participating broker-dealers compensated solely on a commission basis for the sale. Our second expected primary distribution channel will be sales through advisory representatives affiliated with a participating broker-dealer in which the representative is compensated for advisory services on a fee-for-service basis. Our third expected primary distribution channel will be sales through independent advisors (i.e., they are not affiliated with a broker-dealer) and through banks acting as trustees or fiduciaries.

Except as provided below, our dealer manager will receive selling commissions of 7.0% of the gross proceeds from this offering. Our dealer manager will also receive a dealer manager fee in the amount of 3.0% of the gross proceeds from this offering as compensation for acting as the dealer manager. However, NexPoint intends to reimburse shareholders for the dealer manager fee with respect to shares purchased during the first [    ] quarters of this offering. Our dealer manager anticipates that, of its 3.0% fee, a maximum of 1.5% of the gross proceeds from shares sold in this offering may be reallowed to participating broker dealers for non-accounting marketing support. However, based on its past experience, our dealer manager does not expect to reallow more than 1.0% of the gross proceeds for such support. Our dealer manager will reallow all selling commissions to participating broker-dealers. Alternatively, a participating broker-dealer may elect to receive a fee equal to 7.5% of proceeds from the sale of shares by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reallowed such that the combined selling commission and dealer manager fee do not exceed 10.0% of gross proceeds of our primary offering. If the selected broker-dealer receives a 7.5% sales commission, then the dealer manager will receive a 2.5% dealer manager fee. The total amount of all items of compensation from any source, payable to our dealer manager or the soliciting dealers, including non-cash compensation, will not exceed an amount that equals 10.0% of the gross proceeds of the offering (excluding securities purchased through the DRIP). See the section entitled “Management Compensation” in this prospectus.

In the event of the sale of shares in our primary offering by a participating broker-dealer involving a registered representative compensated on a commission basis for the sale, the dealer manager will reallow to the participating broker-dealer the full selling commissions earned in connection with such sale. Except as noted below, such selling commissions will ordinarily be 7% of the gross offering proceeds attributable to the participating broker-dealer.

In the event of the sale of shares in our primary offering through an advisory representative affiliated with a participating broker-dealer in which the representative is compensated on a fee-for-service basis by the investor, the dealer manager will waive its right to a commission, and we will sell such shares for $10.00 per share, reflecting that selling commissions in the amount of $.70 per share will not be payable.

The dealer manager may, and does in most cases, reallow to participating broker-dealers a portion of the dealer manager fee earned on the proceeds raised by the participating broker-dealer. This reallowance would be in the form of a marketing fee, which fee may not exceed, and generally equals, 1.5% of the gross sales attributable to the participating broker-dealer.

In the event of the sale of shares in our primary offering through an independent advisor (or bank acting as a trustee or fiduciary), the dealer manager will waive its right to a selling commission and will reduce the dealer manager fee to 0% of gross offering proceeds. We will sell such shares for $10.00 per share, reflecting that selling commissions in the amount of $.70 per share will not be payable.

In addition to the compensation described above, we will also reimburse the dealer manager and its affiliates for some of their costs in connection with the offering as described in the table below, which table sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA assuming we sell all of the shares offered hereby and assuming we only raise the minimum offering proceeds set forth in this prospectus, or $[•]. To show the maximum amount of dealer manager and participating broker-dealer compensation that may be paid in connection with this offering, or approximately $[•], which represents approximately [•]% of the maximum gross proceeds from shares sold in our primary offering, this table assumes that all shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees.

	Primary Offering (min.)
	($)			(%)
Selling commissions (maximum)		$700,000		7%
Dealer manager fee (maximum)		300,000		3
Compensation allocations(1)
Expense reimbursements for retail activities(3)(4)
Expense reimbursements for wholesaling activities(4)(5)
Legal fees allocable to dealer manager(4)

Total	$				%

	Primary Offering (max.)
	($)			(%)
Selling commissions (maximum)		$140,000,000		7%
Dealer manager fee (maximum)		60,000,000		3
Compensation allocations(1)			(2)
Expense reimbursements for retail activities(3)(4)			(2)
Expense reimbursements for wholesaling activities(4)(5)			(2)
Legal fees allocable to dealer manager(4)			(2)		*

Total	$				%

*	Represents less than 0.01%
(1)	This amount represents the allocation of non-transaction based compensation of dealer manager employees and the allocation of non-transaction based compensation of dual employees engaged in the distribution of this offering. Subject to the cap on organization and offering expenses described below, we will reimburse [ ] or its affiliates for these expenses.
(2)	Amounts shown are estimates.
(3)	These amounts consist primarily of (a) reimbursements for actual costs for travel, meals, lodging and attendance fees incurred by employees of Highland Capital Fund Distributions, Inc., NexPoint or one of their affiliates to attend retail seminars sponsored by participating broker-dealers and (b) reimbursements for actual costs for travel, meals and lodging incurred by representatives of participating broker-dealers in connection with attending bona fide training and education meetings hosted by us.
(4)

Subject to the cap on organization and offering expenses described below, we will reimburse Highland Capital Fund Distributions, Inc. or its affiliates for these expenses. In some cases, these payments will serve to reimburse Highland Capital Fund Distributions, Inc. for amounts it has paid to participating broker-dealers for the items noted.
(5)	These amounts consist primarily of expense reimbursements for employees of Highland Capital Fund Distributions, Inc. or its affiliates engaged in wholesaling activities, including the travel, meals and lodging of wholesalers and other FINRA-registered personnel associated with Highland Capital Fund Distributions, Inc. incurred in connection with attending bona fide training and education meetings hosted by us.
(6)	We may reimburse the dealer manager or its affiliates for these costs in connection with this offering. Our reimbursement of these expenses may not exceed 10% of the gross proceeds raised in our primary offering, or $200,000 if we raise only the minimum offering proceeds of $2,000,000]

We may reimburse the dealer manager for reimbursements it may make to broker-dealers for reasonable bona fide due diligence expenses incurred as supported by a detailed and itemized invoice. Such reimbursements are also subject to the limitations on organization and offering expenses described below. In many cases, however, a marketing fee agreement between the dealer manager and the participating broker-dealer will provide that neither we nor the dealer manager will be obligated to reimburse the due diligence expenses of the participating broker-dealer.

As required by the rules of FINRA, total underwriting compensation will not exceed 10% of our gross offering proceeds from the sale of shares in our primary offering. FINRA and many states also limit our total organization and offering expenses to 15% of gross offering proceeds. Our advisor will incur or pay our organization and offering expenses (excluding selling commissions and the dealer manager fee). We will then reimburse our advisor for these amounts up to [•]% of aggregate gross offering proceeds. Our total organization and offering expenses are capped at [•]% of the gross proceeds of our primary offering.

To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. If we are unable to provide this indemnification, we may contribute to payments the indemnified parties may be required to make in respect of those liabilities. See “Management — Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents.”

We may sell shares in our primary offering to participating broker-dealers, their retirement plans, their representatives and the family members, IRAs and qualified plans of their representatives for $[•] per share, reflecting that selling commissions in the amount of $[•] per share will not be payable in consideration of the services rendered by such broker-dealers and representatives in the offering. For purposes of this discount, we consider a family member to be a spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law. The net proceeds to us from such sales made net of commissions will be substantially the same as the net proceeds we receive from other sales of shares.

Our directors and officers and directors, officers and employees of NexPoint or its affiliates may purchase shares in our primary offering at a discount. The purchase price for such shares shall be $[•] per share reflecting the fact that selling commissions in the amount of $[•] per share and dealer manager fees in the amount of $[•] per share will not be payable in connection with such sales. The net proceeds to us from such sales made net of commissions will be substantially the same as the net proceeds we receive from other sales of shares. Highland Capital Management] and its affiliates are expected to hold their shares purchased as stockholders for investment and not with a view towards distribution.

Volume Discounts

We are offering volume discounts to investors who purchase more than $500,000 worth of our shares in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares:

Dollar Amount of Shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Reduced Commission Rate
$1 - $ 500,000	$10.00	7.0%
$500,001 - $ 750,000	$9.90	6.0%
$750,001 - $1,000,000	$9.80	5.0%
$1,000,001 - $2,500,000	$9.70	4.0%
$2,500,001 - $5,000,000	$9.60	3.0%
$5,000,001 and up	$9.50	2.0%

(1)	Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $10.00, a purchase of $1,250,000 would result in a weighted average purchase price of $9.88 per share as shown below:

•	$500,000 at $10.00 per share (total: 50,000 shares) and a 7.0% commission;

•	$250,000 at $9.90 per share (total: 25,252.525 shares) and a 6.0% commission;

•	$250,000 at $9.80 per share (total: 25,510.204 shares) and a 5.0% commission; and

•	$250,000 at $9.70 per share (total: 25,773.196 shares) and a 4.0% commission.

To qualify for a volume discount as a result of multiple purchases of our shares, you must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in our offering.

The following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and

•	all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only shares purchased in our initial public offering are eligible for volume discounts. Shares purchased through our DRIP will not be eligible for a volume discount, nor will such shares count toward the threshold limits listed above that qualify you for the different discount levels.

Subscription Procedures

We will not sell any shares unless we raise a minimum of $2,000,000 by from persons who are not affiliated with our advisor or us. Until we have raised this amount, all subscription payments will be placed in an account held by the escrow agent, [            ], in trust for subscribers’ benefit, pending release to us. Once we have raised the applicable minimum offering amount, we will instruct the escrow agent to disburse the funds in the account to us. If we do not raise at least $2,000,000 by             , we will promptly return all funds in the escrow account (including any interest earned thereon), and we will stop selling shares. We will not deduct any fees if we return funds from the escrow account.

To purchase shares in this offering, you must complete the Subscription Agreement, a sample of which is contained in this prospectus as Appendix B, for a specific number of shares and pay for the shares at the time of your subscription. Until we have raised the minimum offering amount, you should pay for your shares by check payable to “[            ] as escrow agent for Highland Capital Realty Trust” Also, until we have raised the minimum offering amount, completed subscription agreements and payments should be sent by your broker-dealer or registered advisor, as applicable, to [            ] at the address set forth in the subscription agreement. Once we have raised $2,000,000, you should pay for your shares by check payable to “Highland Capital Realty Trust.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. After we have raised the minimum offering amount, subscription payments will be deposited into a special account in our name under the joint authorization of the dealer manager and us until such time as we have accepted or rejected the subscriptions. We will accept or reject subscriptions within 30 days of our receipt of such subscriptions and, if rejected, we will return all funds to the rejected subscribers within 10 business days. If accepted, the funds will be transferred into our general account. You will receive a confirmation of your purchase. We generally admit stockholders on a daily basis.

You are required to represent in the subscription agreement that you have received a copy of the final prospectus. In order to ensure that you have had sufficient time to review the final prospectus, we will not accept your subscription until at least five business days after your receipt of the final prospectus.

Investors who desire to purchase shares in this offering at regular intervals may be able to do so through their participating broker-dealer or, if they are investing in this offering other than through a participating broker-dealer, the dealer manager by completing an automatic investment plan enrollment form. Participation in the automatic investment plan is limited to investors who have already met the minimum purchase requirement in this offering of $2,500. The minimum periodic investment is $100 per month.

We will provide a confirmation of your monthly purchases under the automatic investment plan within five business days after the end of each month. The confirmation will disclose the following information:

•	the amount of the investment;

•	the date of the investment;

•	the number and price of the shares purchased by you; and

•	the total number of shares in your account.

We will not pay any dealer manager fees and selling commissions in connection with sales under the automatic investment plan. Our sponsor will pay those fees to the same extent that our sponsor pays those fees and commissions on shares sold in this offering outside of the automatic investment plan.

You may terminate your participation in the automatic investment plan at any time by providing us with written notice. If you elect to participate in the automatic investment plan, you must agree that if at any time you fail to meet the applicable investor suitability standards or cannot make the other investor representations set forth in the then-current prospectus or in the subscription agreement, you will promptly notify us in writing of that fact and your participation in the plan will terminate. See the “Suitability Standards” section of this prospectus (immediately following the cover page) and the form of subscription agreement attached hereto as Appendix B.

We expect to enter into an agreement with State Street Bank and Trust Company, which will act as IRA custodian for purchasers of our common stock who would like to purchase shares through an IRA account and desire to establish a new IRA account for that purpose. We intend to pay the fees related to the establishment of investor accounts with State Street Bank and Trust Company and the first-year annual IRA maintenance fee. Thereafter, investors will be responsible for the annual IRA maintenance fees charged by State Street Bank and Trust Company. Further information about custodial services is available through your broker.

Suitability Standards

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered advisors recommending the purchase of shares in this offering have the responsibility to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment based on information provided by the prospective stockholder regarding such person’s financial situation and investment objectives. In making this determination, these persons have a responsibility to ascertain that the prospective stockholder:

•	meets the minimum income and net worth standards set forth under “Suitability Standards” immediately following the cover page of this prospectus;

•	can reasonably benefit from an investment in our shares based on the prospective stockholder’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation;

•	is in a financial position appropriate to enable the prospective stockholder to realize to a significant extent the benefits described in this prospectus of an investment in the shares; and

•	has apparent understanding of:

•	the fundamental risks of the investment;

•	the risk that the stockholder may lose the entire investment;

•	the lack of liquidity of the shares;

•	the restrictions on transferability of the shares;

•	the background and qualifications of Highland Capital Management and its affiliates; and

•	the tax consequences of the investment.

Relevant information for this purpose will include at least the age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective stockholder, as well as any other pertinent factors. Our sponsor, those selling shares on our behalf and participating broker-dealers and registered advisors recommending the purchase of shares in this offering must maintain or cause to be maintained, for a six-year period, records of the information used to determine that an investment in shares is suitable and appropriate for each stockholder.

Minimum Purchase Requirements

For your initial investment in our shares, you must invest at least $2,500, except as described below. In order to satisfy the minimum purchase requirement for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of at least $100. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code.

If you have satisfied the applicable minimum purchase requirement, you may invest less than the minimum amount set forth above. Except in the states of Ohio, Maine, Minnesota, Nebraska and Washington, if you have purchased units or shares in other Highland-sponsored public programs, you may invest less than the minimum amount set forth above.

Until our shares of common stock are listed on a national securities exchange, unless you are transferring all of your shares, you may not transfer your shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements described above, except for the following transfers without consideration: transfers by gift; transfers by inheritance; intrafamily transfers; family dissolutions; transfers to affiliates; and transfers by operation of law.

SUPPLEMENTAL SALES MATERIAL

In addition to this prospectus, we may utilize certain sales material in connection with the offering of the shares, although only when accompanied by or preceded by the delivery of this prospectus. These supplemental sales materials may include information relating to this offering, the past performance of real estate programs managed by Highland Capital Management and its affiliates, property brochures and articles and publications concerning real estate. In certain jurisdictions, some or all of our supplemental sales material may not be permitted.

We are offering shares only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this prospectus, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus or the registration statement of which this prospectus is a part.

Further, business reply cards, introductory letters and seminar invitation forms may be sent to the dealer members of FINRA designated by us and prospective investors. No person has been authorized to prepare for, or furnish to, a prospective investor any sales literature other than that described herein and “tombstone” newspaper advertisements or solicitations of interest that are limited to identifying the offering and the location of sources of further information.

The use of any sales materials is conditioned upon filing with, and if required, clearance by appropriate regulatory agencies. Such clearance (if provided), however, does not indicate that the regulatory agency allowing the use of such materials has passed on the merits of the offering or the adequacy or accuracy of such materials.

LEGAL MATTERS

The validity of the shares of our common stock being offered hereby has been passed upon for us by Dechert LLP. Dechert LLP has reviewed the statements relating to certain federal income tax matters that are likely to be material to U.S. holders of our common stock under the caption “Federal Income Tax Considerations” and has passed upon our qualification as a REIT for federal income tax purposes.

EXPERTS

The balance sheet of Highland Capital Realty Trust, Inc. as of November 19, 2013 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in the offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are necessarily summaries of such contract or document and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. We furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and all of these filings with the SEC are, available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference room.

One of our advisor’s affiliates also maintains a web site at www.    .com at which there is additional information about us and our advisor’s affiliates. The contents of that site are not incorporated by reference in, or otherwise a part of, this prospectus.

HIGHLAND CAPITAL REALTY TRUST, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Director and Stockholder of Highland Capital Realty Trust, Inc:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Highland Capital Realty Trust, Inc. at November 19, 2013 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

December 23, 2013

HIGHLAND CAPITAL REALTY TRUST, INC.

BALANCE SHEET

As of November 19, 2013

ASSETS
Cash	$100

Total assets	$100

LIABILITIES AND STOCKHOLDER’S EQUITY
Commitments and contingencies (Note 3)	—
Common stock, $0.01 par value per share, 200,000,000 shares authorized, 11 issued and outstanding	—
Additional paid-in capital	100

Total stockholder’s equity	100

Total liabilities and stockholder’s equity	$100

The accompanying notes are an integral part of this financial statement.

HIGHLAND CAPITAL REALTY TRUST, INC.

NOTES TO BALANCE SHEET

As of November 19, 2013

Note 1 — Organization and Proposed Business Operations

Highland Capital Realty Trust, Inc. (the “Company”) was incorporated on November 12, 2013 as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2014. The Company intends to offer for sale a maximum of $2.0 billion of common stock, $0.01 par value per share, at a price of $10.00 per share (including the maximum allowed to be charged for commissions and fees), on a “reasonable best efforts” basis, pursuant to a registration statement on Form S-11 (the “Offering”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The Company was formed to primarily acquire a diversified portfolio of income producing real estate properties, focusing predominantly on retail and multifamily real estate properties. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company may also originate or acquire first mortgage loans secured by real estate. As of November 19, 2013, the Company has not acquired any real estate investments.

The Company sold 11.11 shares of common stock to NexPoint Advisors, L.P., an affiliate of the Company and our Advisor on November 15, 2013, at $9.00 per share (to reflect the fact that no selling commissions or dealer manager fees were paid) for $100.

HIGHLAND CAPITAL REALTY TRUST, INC.

NOTES TO BALANCE SHEET

As of November 19, 2013

Note 1 — Organization and Proposed Business Operations – (continued)

The Company has no paid employees. The Company has retained the Advisor to manage certain aspects of its affairs on a day-to-day basis. Highland Capital Fund Distributors, Inc. (the “Dealer Manager”), an entity under common ownership with the Advisor, serves as the dealer manager of the offering. The Advisor and Dealer Manager are related parties and will receive fees, distributions and other compensation for services related to the Offering and the investment and management of the Company’s assets. The Advisor and Dealer Manager will receive fees, distributions and other compensation during the offering, acquisition, operational and liquidation stages.

Pursuant to the terms of the Offering, the Company must receive proceeds of $10.0 million in connection with the sale of common stock in order to break escrow and commence operations. As of November 19, 2013, the Company had not reached such threshold, purchased any properties or earned any income. Accordingly, a statement of operations is not presented and earnings per share has not been computed as it is deemed not meaningful.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Organizational and Offering Costs

During the offering period, costs incurred in connection with the raising of capital will be accrued as deferred offering costs. Upon receipt of offering proceeds, these deferred costs will be charged to stockholders’ equity and will reimburse the advisor for costs incurred. Such reimbursements will not exceed regulatory cost limitations. Organization costs will be expensed as incurred and will be included in general and administrative expenses in the financial statements.

HIGHLAND CAPITAL REALTY TRUST, INC.

NOTES TO BALANCE SHEET

As of November 19, 2013

Note 2 — Summary of Significant Accounting Policies – (continued)

Cash

Cash includes cash in bank accounts. The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company up to an insurance limit.

Income Taxes

The Company intends to make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ending December 31, 2014. If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax as long as it distributes at least 90% of its REIT taxable income to its stockholders. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Reportable Segments

The Company has determined that it has one reportable segment, with activities related to investing in real estate. The Company’s investments in real estate will generate rental revenue and other income through the operation of the properties, which will comprise 100% of total revenues. Management will evaluate the operating performance of the Company’s investments in real estate on an individual property level.

Note 3 — Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company does not own any properties, has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the Company’s financial position or results of operations.

Note 4 —Related Party Transactions and Arrangements

As of November 19, 2013, NexPoint Advisors, L.P. owned 11 shares of the Company’s outstanding common stock. The Advisor and its affiliates may incur and pay costs and fees on behalf of the Company. As of November 19, 2013, the Company did not have any payables to affiliated entities.

HIGHLAND CAPITAL REALTY TRUST, INC.

NOTES TO BALANCE SHEET

As of November 19, 2013

Note 5 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 6 — Subsequent Events

The Company has evaluated subsequent events through December 23, 2013, the date which these financial statements were available to be issued, and has determined that there have not been any events that have occurred that would require adjustments to, or disclosures in, the financial statements.

APPENDIX A

DISTRIBUTION REINVESTMENT PLAN

HIGHLAND CAPITAL REALTY TRUST, INC

EFFECTIVE AS OF                     , 2014

Highland Capital Realty Trust, Inc., a Maryland corporation (the “Company”), has adopted this Distribution Reinvestment Plan (the “Plan”), to be administered by the Company, Highland Capital Fund Distributors, Inc. (the “Dealer Manager”) or an unaffiliated third party (the “Administrator”), in each case as agent for participants in the Plan (“Participants”), on the terms and conditions set forth below.

1. Election to Participate. Any purchaser of shares of common stock of the Company, par value $0.01 per share (the “Shares”), may become a Participant by making a written election to participate on such purchaser’s subscription agreement at the time of subscription for Shares or by delivering a completed and executed authorized form to the Administrator, which can be obtained from the Administrator. Any stockholder who has not previously elected to participate in the Plan, and subject to Section 8(b) herein, may so elect at any time by completing and executing an authorization form obtained from the Administrator or any other appropriate documentation as may be acceptable to the Administrator.

2. Distribution Reinvestment. The Administrator will receive all cash distributions (other than Excluded Distributions (as defined below)) paid by the Company or an Affiliated Program with respect to Securities of Participants (collectively, the “Distributions”). Participation will commence with the next Distribution payable after receipt of the Participant’s election pursuant to Paragraph 1 hereof, provided it is received at least ten (10) days prior to the last day of the period to which such Distribution relates. Subject to the preceding sentence, regardless of the date of such election, a holder of Securities will become a Participant in the Plan effective on the first day of the period following such election, and the election will apply to all Distributions attributable to such period and to all periods thereafter. Participants in the Plan generally are required to have the full amount of their cash distributions (other than Excluded Distributions) with respect to all Shares or shares of stock or units of limited partnership interest of an Affiliated Program (collectively “Securities”) owned by them reinvested pursuant to the Plan. However, the Administrator shall have the sole discretion, upon the request of a Participant, to accommodate a Participant’s request for less than all of the Participant’s Securities to be subject to participation in the Plan. As used in this Plan, the term (“Excluded Distributions”) shall mean those cash or other distributions designated as “Excluded Distributions” by our board of directors of the Company or the board of directors or general partner of an Affiliated Program, as applicable.

3. General Terms of Plan Investments.

a. The Company intends to offer Shares pursuant to the Plan initially at a price equal to $9.50 per share, regardless of the price per Security paid by the Participant for the Securities in respect of which the Distributions are paid. Beginning with the filing of the Company’s second Quarterly Report on Form 10-Q (or the filing of the Company’s Annual Report on Form 10-K should such filing constitute the second quarterly financial filing) with the Securities and Exchange Commission following the earlier of the Company’s acquisition of at least $2.0 billion in total portfolio assets and                     , 2016, which is two years from the effective date of the Company’s initial public offering, the Company intends to offer Shares pursuant to the Plan at the net asset value of the Company as determined by NexPoint Advisors, L.P., divided by the number of shares of common stock outstanding as of the end of business on the business day immediately preceding the day on which the Company determines NAV. A stockholder may not participate in the Plan through distribution channels that would be eligible to purchase Shares in a public offering of Shares by the Company pursuant to a prospectus outside of the Plan at prices below $9.50 per share.

b. Selling commissions will not be paid for the Shares purchased pursuant to the Plan.

c. Dealer Manager fees will not be paid for the Shares purchased pursuant to the Plan.

d. For each Participant, the Administrator will maintain an account which shall reflect for each period in which Distributions are paid (a “Distribution Period”) the Distributions received by the Administrator on behalf of such Participant. A Participant’s account shall be reduced as purchases of Shares are made on behalf of such Participant.

e. Distributions shall be invested in Shares by the Administrator promptly following the payment date with respect to such Distributions to the extent Shares are available for purchase under the Plan. If sufficient Shares are not available, any such funds that have not been invested in Shares within 30 days after receipt by the Administrator and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to Participants. Any interest earned on such accounts will be paid to the Company and will become property of the Company.

f. Participants may acquire fractional Shares, computed to four decimal places, so that 100% of the Distributions will be used to acquire Shares. The ownership of the Shares shall be reflected on the books of Company or its transfer agent.

g. A Participant will not be able to acquire Shares under the Plan to the extent such purchase would cause it to exceed the Ownership Limit or other Share ownership restrictions imposed by the Company’s Charter. For purposes of this Plan, “Ownership Limit” shall mean the prohibition on beneficial ownership of not more than 9.8% in value of the aggregate outstanding shares of stock of the Company and not more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of the shares of stock of the Company.

4. Absence of Liability. The Company, the Dealer Manager and the Administrator shall not have any responsibility or liability as to the value of the Shares or any change in the value of the Shares acquired for the Participant’s account. The Company, the Dealer Manager and the Administrator shall not be liable for any act done in good faith, or for any good faith omission to act hereunder.

5. Suitability. Each Participant shall notify the Administrator if, at any time during his participation in the Plan, there is any material change in the Participant’s financial condition or inaccuracy of any representation under the subscription agreement for the Participant’s initial purchase of Shares. A material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to meet the suitability standards set forth in the Company’s prospectus for the Participant’s initial purchase of Shares.

6. Reports to Participants. Within ninety (90) days after the end of each calendar year, the Administrator will mail to each Participant a statement of account describing, as to such Participant, the Distributions received, the number of Shares purchased and the per Share purchase price for such Shares pursuant to the Plan during the prior year. Each statement also shall advise the Participant that, in accordance with Paragraph 5 hereof, the Participant is required to notify the Administrator if there is any material change in the Participant’s financial condition or if any representation made by the Participant under the subscription agreement for the Participant’s initial purchase of Shares becomes inaccurate. Tax information regarding a Participant’s participation in the Plan will be sent to each Participant by the Company or the Administrator at least annually.

7. Taxes. Taxable Participants may incur a tax liability for Distributions even though they have elected not to receive their Distributions in cash but rather to have their Distributions reinvested in Shares under the Plan.

8. Reinvestment in Subsequent Programs.

a. After the termination of the Company’s initial public offering of Shares pursuant to the Company’s prospectus dated                     , 2014, (the “Initial Offering”), the Company may determine, in its sole discretion, to cause the Administrator to provide to each Participant notice of the opportunity to have some or all of such Participant’s Distributions (at the discretion of the Administrator) invested through the Plan in any publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or an Affiliated Program (a “Subsequent Program”). If the Company makes such an election, Participants may invest

Distributions in equity securities issued by such Subsequent Program through the Plan only if the following conditions are satisfied:

i.	prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a distribution reinvestment plan;

ii.	a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act of 1933, as amended (the “Securities Act”);

iii.	the offering and sale of such interests are qualified for sale under the applicable state securities laws;

iv.	the Participant executes the subscription agreement included with the prospectus for the Subsequent Program;

v.	the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program; and

vi.	the Subsequent Program has accepted an aggregate amount of subscriptions in excess of its minimum offering amount.

b. The Company may determine, in its sole discretion, to cause the Administrator to allow one or more participants of an Affiliated Program to become a “Participant.” If the Company makes such an election, such Participants may invest distributions received from the Affiliated Program in Shares through the Plan, if the following conditions are satisfied:

i.	prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a distribution reinvestment plan;

ii.	a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act;

iii.	the offering and sale of such interests are qualified for sale under the applicable state securities laws;

iv.	the Participant executes the subscription agreement included with the prospectus for the Subsequent Program; and

v.	the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program.

9. Termination.

a. A Participant may terminate or modify his participation in the Plan at any time by providing written notice of such termination or modification to the Administrator. To be effective for any Distribution, such notice must be received by the Administrator at least ten (10) days prior to the last day of the Distribution Period to which it relates.

b. Prior to the listing of the Shares on a national securities exchange, a Participant’s transfer of Shares will terminate participation in the Plan with respect to such transferred Shares as of the first day of the Distribution Period in which such transfer is effective, unless the transferee of such Shares in connection with such transfer demonstrates to the Administrator that such transferee meets the requirements for participation hereunder and affirmatively elects participation by delivering an executed authorization form or other instrument required by the Administrator.

10. State Regulatory Restrictions. The Administrator is authorized to deny participation in the Plan to residents of any state or foreign jurisdiction that imposes restrictions on participation in the Plan that conflict with the general terms and provisions of this Plan, including, without limitation, any general prohibition on the payment of broker-dealer commissions for purchases under the Plan.

11. Amendment to, Suspension or Termination of the Plan.

a. Except for Section 9(a) of the Plan which shall not be amended prior to a listing of the Shares on a national securities exchange, the terms and conditions of the Plan may be amended by the Company at any time, including, but not limited to, an amendment to the Plan to substitute anew Administrator to act as agent for the Participants, upon ten (10) days written notice to the Participants.

b. The Administrator may terminate a Participant’s individual participation in the Plan and the Company may terminate or suspend the Plan itself, at any time by providing ten (10) days’ prior written notice to a Participant, or to all Participants, as the case may be.

c. After termination of the Plan or termination of a Participant’s participation in the Plan, the Administrator will send to each Participant a check for the amount of any Distributions in the Participant’s account that have not been invested in Shares. Any future Distributions with respect to such former Participant’s Shares made after the effective date of the termination of the Participant’s participation will be sent directly to the former Participant.

12. Participation by Limited Partners of HCRT Operating Partnership, L.P. For purposes of the Plan, “stockholders” shall be deemed to include limited partners of HRCT Operating Partnership, L.P. (the “Partnership”). Participants shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and “Distribution,” when used with respect to a limited partner of the Partnership, shall mean cash distributions on limited partnership interests held by such limited partner.

13. Governing Law. This Plan and the Participants’ election to participate in the Plan shall be governed by the laws of the State of Maryland.

14. Notice. Any notice or other communication required or permitted to be given by any provision of this Plan shall be in writing and addressed to [            ], or such other address as may be specified by the Administrator by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant’s last address of record with the Administrator or by providing the relevant information in a press release or a report filed by the Company with the Securities and Exchange Commission. Each Participant shall notify the Administrator promptly in writing of any changes of address.

15. Certificates. The ownership of the Shares will be in book-entry form prior to the issuance of certificates. The Company will not issue share certificates except to stockholders who make a written request to the Administrator.

APPENDIX B

SUBSCRIPTION AGREEMENT

HIGHLAND CAPITAL REALTY TRUST, INC.

SUBSCRIPTION AGREEMENT

INSTRUCTION PAGE

(For optional electronic delivery, see page [•])

In no event may a subscription of shares be accepted until at least five business days after the date the subscriber receives the final prospectus. You will receive a confirmation of your purchase.

PROCEDURES PRIOR TO ESCROW BREAK:

Until we have raised the minimum offering amount, your broker-dealer or registered investment advisor should MAIL properly completed and executed ORIGINAL documents, along with your check payable to “ [•], Escrow Agent for Highland Capital Realty Trust, Inc.” to Highland Capital Fund Distributors, Inc. at the following address:

Highland Capital Realty Trust, Inc.

c/o Highland Capital Fund Distributors, Inc.

[•]

[•]

Phone [•]

Fax [•]

*	For IRA Accounts, mail investor signed documents to the IRA Custodian for signatures.

Highland Capital Fund Distributors will then forward your check to our escrow agent, [•]

If you have any questions, please call your registered representative or Highland Capital Fund Distributors, Inc. at [•].

PROCEDURES POST-ESCROW BREAK:

Once we have raised $2,000,000, your broker-dealer or registered investment advisor should MAIL properly completed and executed ORIGINAL documents, along with your check payable to “Highland Capital Realty Trust, Inc.” to the following address:

Highland Capital Realty Trust, Inc.

c/o [•]

[•]

[•]

Phone: [•]

Fax: [•]

Should you have any questions or concerns and require customer service to handle your request or inquiry, please contact our transfer agent at:

[•]

[•]

[•]

Phone: [•]

Fax: [•]

*	For IRA Accounts, mail investor signed documents to the IRA Custodian for signatures.

If you have any questions, please call your registered representative or Highland Capital Fund Distributors, Inc. at [•]

Instructions to Subscribers

Section 1: Indicate investment amount (Make all checks payable as described above.)

Section 2: Choose type of ownership

Non-Custodial Ownership

Accounts with more than one owner must have ALL PARTIES SIGN where indicated on page 7.

Be sure to attach copies of all plan documents for Pension Plans, Trust or Corporate Partnerships required in section 2.

Custodial Ownership

For New IRA/Qualified Plan Accounts, please complete the form/application provided by your custodian of choice in addition to this subscription document and forward to the custodian for processing.

For existing IRA Accounts and other Custodial Accounts, information must be completed BY THE CUSTODIAN. Have all documents signed by the appropriate officers as indicated in the Corporate Resolution (which are also to be included).

Section 3: All names, addresses, Dates of Birth, Social Security or Tax I.D. numbers of all investors or Trustees

Section 4: Choose Distribution Allocation option

Section 5: To be signed and completed by your Financial Advisor (be sure to include CRD number for FA and BD Firm and the Branch Manager’s signature)

Section 6: Have ALL owners initial and sign where indicated on Page 7

Section 7: All investors must complete and sign the substitute W9

HIGHLAND CAPITAL REALTY TRUST, INC. SUBSCRIPTION AGREEMENT

1. YOUR INITIAL INVESTMENT All subscription payments will be placed in an account held by the escrow agent, [•], in trust for subscribers’ benefit, and will be released to us only if we have sold a minimum of $2,000,000 of our common stock to the public by             , 2015, which is one year from the effective date of this offering. Funds in escrow will be invested in short-term investments that mature on or before             , 2015, which is one year from the effective date of this offering, or that can be readily sold or otherwise disposed of for cash by such date without any dissipation of the offering proceeds invested.

Make all checks payable as described in the foregoing instructions.

Investment Amount $ .	Brokerage Account Number .

☐ Initial Investment ($2,500 minimum)	(If applicable)

☐ Additional Investment ($500 minimum)

Cash, cashier’s checks/official bank checks in bearer form, foreign checks, money orders, third party checks, or traveler’s checks will not be accepted.

[☐	I/WE AM/ARE EMPLOYEE(S) OF HIGHLAND CAPITAL FUND DISTRIBUTORS, INC., AN AFFILIATE, BROKER AND/OR AN IMMEDIATE FAMILY MEMBER OF ONE OF THE ABOVE. I/WE ACKNOWLEDGE THAT NO COMMISSION WILL BE PAID FOR THIS PURCHASE, BUT I/WE WILL RECEIVE ADDITIONAL SHARES OR FRACTIONS THEREOF.]

☐	CHECK HERE IF ADDITIONAL PURCHASE AND COMPLETE NUMBER 3 BELOW.

2. FORM OF OWNERSHIP (Select only one)

Non-Custodial Ownership	Custodial Ownership
Individual	Third Party

Joint Tenant (Joint accounts will be registered as joint tenants with rights of survivorship unless otherwise indicated)	Administered Custodial Plan

Tenants in Common

TOD — Optional designation of beneficiaries for individual joint owners with rights of survivorship or tenants by the entireties. (Please complete Transfer on Death Registration Form. You may download the form at www.americanrealtycap.com/materials/)

(new IRA accounts will require an additional application) ☐ IRA ☐ ROTH/IRA ☐ SEP/IRA ☐ SIMPLE ☐ OTHER

Uniform Gift/Transfer to Minors (UGMA/UTMA) Under the UGMA/UTMA of the State of	Name of Custodian Mailing Address

Pension or other Retirement Plan (Include Plan Documents)	City, State Zip

Trust (Include title and signature pages of Trust Documents)	Custodian Information (To be completed by Custodian above)

Corporation or Partnership (Include Corporate Resolution or Partnership Agreement, as applicable)	Custodian Tax ID # Custodian Account # Custodian Phone

Other (Include title and signature pages)

3. INVESTOR INFORMATION (Please print name(s) in which Shares are to be registered).

A. Individual/Trust/Beneficial Owner

First Name:	Middle Name:

Last Name:	Tax ID or SS#:

Street Address:	City:	State:	Zip:

Date of Birth: (mm/dd/yyyy)    /    /    If Non-U.S. Citizen, specify Country of Citizenship:

Daytime Phone #: U.S. Driver’s License Number (if available):	Email Address: State of Issue:

CALIFORNIA INVESTORS: ALL CERTIFICATES REPRESENTING SHARES WHICH ARE SOLD IN THE STATE OF CALIFORNIA WILL BEAR THE FOLLOWING LEGEND CONDITIONS: IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS FOR THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER’S RULES.

Any subscriber seeking to purchase shares pursuant to a discount offered by us must submit such request in writing and set forth the basis for the request. Any such request will be subject to our verification.

B. Joint Owner/Co-Trustee/Minor

First Name:	Middle Name:

Last Name:	Tax ID or SS#:

Street Address:	City:	State:	Zip:

Date of Birth: (mm/dd/yyyy)    /    /    If Non-U.S. Citizen, specify Country of Citizenship:

Daytime Phone #: U.S. Driver’s License Number (if available):	Email Address: State of Issue:

C. Residential Street Address (This section must be completed for verification purposes if mailing address in section 3A is a P.O. Box)

Street Address:	City:	State:	Zip

D. Trust/Corporation/Partnership/Other (Trustee’s information must be provided in sections 3A and 3B)

Entity Name/Title of Trust:	Date of Trust: / /	Tax ID Number:

E. Government ID (Foreign Citizens only) Identification documents must have a reference number and photo. Please attach a photocopy.

Place of Birth:

City	State/Providence	Country

Immigration Status: Permanent resident ☐	Non-permanent resident ☐	Non-resident ☐

Check which type of document you are providing:

☐ US Driver’s License	☐ INS Permanent resident alien card	☐ Passport with U.S. Visa

☐ Passport without U.S. Visa Bank Name (required):	Account No. (required):

☐ Foreign national identity documents Bank address (required):	Phone No. required:

Number for the document checked above and country of issuance:

F. Employer:	Retired: ☐

4. DISTRIBUTIONS (Select only one)

Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your dividend distributions. By electing to participate in the Distribution Reinvestment Plan you agree that, there is any material change in your financial condition or inaccuracy of any representation under this Subscription Agreement, you will promptly notify the reinvestment agent, which is currently us, in writing of that fact, at the below address.

Highland Capital Realty Trust, Inc.

300 Crescent Court Suite 700

Dallas, Texas 75201

IRA accounts may not direct distributions without the custodian’s approval.

Distributions may be funded from borrowings, offering proceeds, or proceeds from the sale of assets, which may constitute a return of capital and significantly reduce the amount of capital available for investment by us. Any amount of capital returned to you through distributions will be returned after payment of certain fees and reimbursement of expenses to our sponsor or its affiliates.

Stockholders’ ability to sell shares pursuant to our share repurchase program is restricted. Our share repurchase program may be suspended or terminated at any time, and repurchase requests may be rejected for any reason. Stockholders may not be able to sell their shares.

I hereby subscribe for Shares of Highland Capital Realty Trust, Inc. and elect the distribution option indicated below:

A. ☐	Reinvest/Distribution Reinvestment Plan (see the final prospectus for details)

B. ☐	Mail Check to the address of record

C. ☐	Credit Distribution to my IRA or Other Custodian Account

D. ☐	Cash/Direct Deposit (Please attach a pre-printed voided check (Non-Custodian Investors only). I Highland Capital Realty Trust, Inc. or its agent to deposit my distribution/dividend to my checking or savings account. This authority will remain in force until I notify Highland Capital Realty Trust, Inc. in writing to cancel it. If Highland Capital Realty Trust, Inc. deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.)

Name of Financial Institution

Mailing Address:	City:	State:	Zip:

Account Number:	ABA/Routing Number:		Account Type:

PLEASE ATTACH COPY OF VOIDED CHECK TO THIS FORM IF FUNDS ARE TO BE SENT TO A BANK

*	The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.

Signature	Signature

5. ELECTRONIC DELIVERY

☐ Check the box and sign below if you consent to the electronic delivery of documents including the prospectus, prospectus supplements, annual and quarterly reports, proxy statements, distribution notices and other stockholder communication and reports. E-mail address in Section 3 is required. Please carefully read the following representations before consenting to receive documents electronically. By checking this box and consenting to receive documents electronically, you represent the following:

(a) I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification the availability of a document in electronic format. The notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer. I acknowledge that there may be costs associated with the electronic access, such as usage charges from my Internet provider and telephone provider, and that these costs are my responsibility.

(b) I acknowledge that documents distributed electronically may be provided in Adobe’s Portable Document Format (PDF). The Adobe Reader® software is required to view documents in PDF format. The Reader software is available free of charge from Adobe’s web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format. Electronic delivery also involves risks related to system or network outage that could impair my timely receipt of or access to stockholder communications.

(c) I acknowledge that I may receive at no cost from Highland Capital Realty Trust, Inc. a paper copy of any documents delivered electronically by calling Highland Capital Fund Distributors, Inc. at [•] from 9:00 am to 5:00 pm EST Monday — Friday.

(d) I acknowledge that if the e-mail notification is returned to Highland Capital Realty Trust, Inc. as “undeliverable”, a letter will be mailed to me with instructions on how to update my e-mail address to begin receiving communication via electronic delivery. I further understand that if Highland Capital Realty Trust, Inc. is unable to obtain a valid e-mail address for me, Highland Capital Realty Trust, Inc. will resume sending a paper copy of its filings by U.S. mail to my address of record.

(e) I acknowledge that my consent may be updated or cancelled, including any updates in e-mail address to which documents are delivered, at any time by calling Highland Capital Fund Distributors, Inc. at [•] from 9:00 am to 5:00 pm EST Monday — Friday.

Owner Signature	Date (mm/dd/yy)

Co-Owner Signature (if applicable)	Date (mm/dd/yy)

6. BROKER-DEALER/FINANCIAL ADVISOR INFORMATION (All fields must be completed)

The financial advisor must sign below to complete order. The financial advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated at the investor’s legal residence.

BROKER DEALER	Financial Advisor Name/RIA

Advisor Mailing Address

City	Zip

Advisor No.	Telephone No.

Email Address	Fax No.

Broker Dealer CRD Number	Financial Advisor CRD Number

☐ AFFILIATED REGISTERED INVESTMENT ADVISOR (RIA): All sales of securities must be made through a Broker-Dealer. If an RIA introduces a sale, the sale must be conducted through the RIA in his or her capacity as a Registered Representative of Broker-Dealer (Section 5 must be filled in).

I understand that by checking the above box, I WILL NOT RECEIVE A COMMISSION.

The undersigned FINANCIAL ADVISOR further represents and certifies that in connection with this subscription for Shares, he/she has complied with and has followed all applicable policies and procedures under his firm’s existing Anti-Money Laundering Program and Customer Identification Program.

Financial Advisor and/or RIA Signature:	Date:

Branch Manager Signature:	Date:

7. SUBSCRIBER SIGNATURES

Item (a) does not apply to you if you qualify as an “institutional investor” for the purposes of a state exemption from registration in your state of residence.

The undersigned further acknowledges and/or represents (or in the case of fiduciary accounts, the person authorized to sign on such subscriber’s behalf) the following: (you must initial each of the representations below).

Owner	Co-Owner	a) I/we have a minimum net worth (not including home, home furnishings and personal automobiles) of at least $70,000 and estimate that (without regard to Highland Capital Realty Trust, Inc.) I/we have a gross income due in the current year of at least $70,000; or I/we have a net worth (excluding home, home furnishings and automobiles) of at least $250,000, or such higher suitability as may be required by certain states and set forth on the reverse side hereof; in the case of sales to fiduciary accounts, the suitability standards must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.

Owner	Co-Owner	b) I/we have received the final prospectus and any applicable supplements of Highland Capital Realty Trust, Inc. at least five business days before signing this subscription agreement.

Owner	Co-Owner	c) I/we am/are purchasing shares for my/our own account.

Owner	Co-Owner	d) I/we acknowledge that shares are not liquid.

Owner	Co-Owner	e) If an affiliate of Highland Capital Realty Trust, Inc., I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.

Owner Signature:		Date:

Co-Owner		Date:

Signature:

Signature of Custodian(s) or Trustee(s) (if applicable). Current Custodian must sign if investment is for an IRA Account.

Authorized Signature (Custodian or Trustee):	Date:

CERTAIN STATES HAVE IMPOSED SPECIAL FINANCIAL SUITABILITY STANDARDS FOR

SUBSCRIBERS WHO PURCHASE SHARES

Several states have established suitability requirements that are more stringent than the general standards for all investors described below. To the extent that you qualify as an “institutional investor” for the purposes of a state exemption from registration in your state of residence, these suitability standards do not apply to you. Shares in this offering will be sold to investors in these states only if they meet the special suitability standards set forth below. In each case, these special suitability standards exclude from the calculation of net worth the value of the investor’s home, home furnishings and automobiles.

General Standards for all Investors

•	An investor must have either (a) a net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a minimum net worth of at least $70,000.

WE INTEND TO ASSERT THE FOREGOING REPRESENTATIONS AS A DEFENSE IN ANY SUBSEQUENT LITIGATION WHERE SUCH ASSERTION WOULD BE RELEVANT. WE HAVE THE RIGHT TO ACCEPT OR REJECT THIS SUBSCRIPTION IN WHOLE OR IN PART, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. AS USED ABOVE, THE SINGULAR INCLUDES THE PLURAL IN ALL RESPECTS IF SHARES ARE BEING ACQUIRED BY MORE THAN ONE PERSON. AS USED IN THIS SUBSCRIPTION AGREEMENT, “ARC HOSPITALITY” REFERS TO HIGHLAND CAPITAL REALTY TRUST, INC. AND ITS AFFILIATES. THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

By executing this Subscription Agreement, the subscriber is not waiving any rights under federal or state law.

8. IRS FORM W-9

To prevent backup withholding on any payment made to a stockholder with respect to subscription proceeds held in escrow, the stockholder is generally required to provide current taxpayer identification number, or TIN (or the TIN of any other payee), and certain other information by completing the form below, certifying that the TIN provided on Substitute Form W-9 is correct (or that such investor is awaiting a TIN), that the investor is a U.S. person, and that the investor is not subject to backup withholding because (i) the investor is exempt from backup withholding, (ii) the investor has not been notified by the IRS that the investor is subject to backup withholding as a result of failure to report all interest or dividends or (iii) the IRS has notified the investor that the investor is no longer subject to backup withholding. If the box in Part 3 is checked and a TIN is not provided by the time any payment is made in connection with the proceeds held in escrow, 28% of all such payments will be withheld until a TIN is provided and if a TIN is not provided within 60 days, such withheld amounts will be paid over to the IRS. See the guidelines below for instructions provided below with the Form W-9 on how to fill out the Form W-9. FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

Form.W-9 Request for Taxpayer Give Form to the (Rev. December 2011) Identification Number and Certification requester. Do not send to the IRS. Department of the Treasury Internal Revenue Service Name (as shown on your income tax return) Business name/disregarded entity name, if different from above Check appropriate box for federal tax classification: Individual/sole proprietor C Corporation S Corporation Partnership _ Trust/estate ? Limited Liability Company/ Enter the tax classification(C-C corpotation, S-S corpotation) Exempt. Payee Other (see instructions) Address (number, street, -and apt. or suite no) Requester’s name and address (optional) City state and zip code List account number(s) here (optional) Print or type See Specific Instructions on page 2. Part I Taxpayer Identification Number (TIN) Enter your TIM in the appropriate pox. The TIN provided must match the name given on the “Name* line social security number to avoid backup withholding. For individuals this is your social security number (SSN). However, for a resident alien, sole proprietor or disregarded entity, see the Part I instructions on page 3. For other entities, If is your employer identification number (EIN) If you do not have a number, see How to get a TlN on page 3. Note. If the account is m mere than one name, see file chart on page 4 for guidelines on whose Employer Identification number number to enter. Part II Certification Under penalties of perjury I certify that: The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and I am not subject to backup withholding; because: (a) I am exempt from backup withholding, or (o) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (t) the IRS has notified me inert I am no longer subject to backup withholding. and 3. I am a U.S. citizen or other US. person (defined below) Certification Instructions, You must cross out item 2 above If you have been notified by the IRS that you am currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment pi secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4. Sign Signature of Here u.s,person? Date ? General Instructions Section references are to the Internal Revenue Code unless otherwise noted-Purpose of Form A person who is required to file an information return with the IRS must Obtain your correct taxpayer identification! number (TIN) to report, for example, income paid to you, reel estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. Use Form W-9 only if you are a U.S. person (including a resident alien), lo provide your correct TIN lo the person requesting it (the requester} and, when applicable, to: 1, Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), Certify that you an not subject lo backup withholding, or Claim exemption from backup withholding if you are a U.S, exempt payee- If applicable, you are also certifying that as a U-S. person, your allocable share of any partnership income from a U.S. trade or business is not Subject to the withholding tax on foreign partners’ Share Of effectively connected income. Note, If a requester gives you a form other than Form W-9t» request your TIN, you must use the requester’s loon if it is substantially similar to this Form W-9. Definition of a U.5- person. For federal tax purposes, you are considered a U.S, person if you: An individual who is a U.S, citizen or U.S. resident alien, A partnership, corporation, company. Or association created Or organized in the United States or under the: Laws of the United States, An estate (other than a foreign estate), or A domestic trust (as defined in Regulations section 301, 7701-7) Special rules for partnerships Partnerships that conduct a tirade or business in the United States, are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where- a Form W-S has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax Therefore, If you are a U.S. person that Is a partner in a partnership conducting a bade or business in the United States, provide Form w-9 to the partnership to establish your U,S-status and avoid withholding on your share of partnership income,

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a Hade or business In the United Stales Is in the- following cases; The U-S- owner of a disregarded entity end no! :he entity, The U.S. grantor or other owner of a grantor trust and not the (rust, and The U-S. trust [other then a grantor trust] and not the beneficiaries of the trust Foreign person if you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 {see Publication 51s, Withholding Of Tax on Nonresident Aliens and foreign Entities). Nonresident alien who becomes a resident alien generally, only a nonresident alien Individual may use the terms of a tax treaty to reduce or eliminate U-S. tax on certain types, of income. However, most tax treaties contain a provision known as a “saving clause.* Exceptions specified in the saving clause may permit an exemption from tax To continue for certain types of Income even after the payee has otherwise become a U.S- resident alien for tax purposes. if you are a U.S.. resident afan who la relying on an exception contained in the saving clause of a tax treaty to claim an exemption ‘rom U.S. tax on certain typos of Income, you must attach a statement Ig Form W-9 that specifies thB following five items: 1, The treaty country, Generally, this must be the same mealy under which you claimed exemption from lax as a nonresident alien. 2- The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains that saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example, Article 2D of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law. (his student will become a resident alien for tan purposes If his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United Stales. A Chinese student who qualifies for this exception (under paragraph 2 01 the first protocol and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. H you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-6. What is backup withholding’? Persons making certain payments: to you must under certain conditions withhold and pay to the IRS a percentage ol such payments. This is called “backup withholding.’” Payments 1hat may be subject to backup withholding inckide interest, tax-exempt Interest, dividends, broker and barter exchange transactions, rents. royalties, nonempioyee pay, and certain payments, from fishing boat nps’iilO’S. Keai uslate transactions are not subject to backup withholding, You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if 1, You do not furnish your TIN to the requester. 2. You do not certify your TIN when required (see the Part II Instructions on page 3 for details), 3,, The IRS tells the requester that you furnshed an incorrect TIN, ¦1. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5, You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1963 only), Certain payees and payments are exempt from backup withholding. See the instructions below and the separate instructions for the Requester of Form W-9. Also see Special rules (or partnerships on page 1. Updating Your Information You must provide updated information to any person to Whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation mat erects to be an S corporation, or if you no longer are tax exempt. En addition, you must furnish a new Form W-9 II the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. if you fail in furnish your correct TIN to a requester, you are subject to a penalty of $60 for each such failure unless your failure is due to reasonable cause and not lo willful neglect, Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a 5500 penalty, Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINS. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Name h you are an individual, you must generally enter the name shown on your income tax return, However, if you have changed your last name, For instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name. If the account a in joint names, list first, and then circle, the name of me person or entity whose number you entered in Part I of the farm. Sole proprietor- Enter your individual name as shown on your income lax return on the “Name’ line. you may enter your business, trade, or “doing business as (?BAT name on the “Business nameASsregarded entity name” line. Partnership, C Corporation, or S Corporation. Enter the entity’s name on the ‘Name* line and any business, trade, or “doing business as [DBA) name” an the “Eusiress name/disrsga’ded entity name” line. Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the ¦Nairn’’ I ine should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the Income will be reported. For example, if a foreign LLC that islreated as a disregarded entity for U.S. federal lax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the diect owner of the entity hs also a disregarded entity, enter the first owner that Is not disregarded for federal tax purposes. Enter the disregarded entity’s narre on Lie ‘Bu&.ness name/disregarded entity name* line. If the owner of tne disregarded entity is a foreign person, you must complete an appropriate Form W-8. Note. Chech tha appropriate box for the federal tax classification of the person whose name is entered on Ihe “Name” line {lndwldual/sole proprietor. Partnersh: p, G Corporation, S Corporation, Trust/estatey. Limited Liability Company (LLC). if the person identified on the “Mame” line is an LLC, check the “Limited liability company” box only and enter Ihe appropriate coda tor the tax classification in the space provided, rf you are an LLC that is treated as a partnership for federal lax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2563 to be taxed as a corporation, enter “C” for C corporation or “S”* for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section M1.1TW -3 {except lor employment and excise tax), do not check the LLC box unless ihe owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. IF the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification ol the owner identified on the “Name’ line

Form W-9 (Rev. 12-2011) Page 3

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the "Business name/disregarded entity name," sign and date the form.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

6. A corporation,

7. A foreign central bank of issue,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

13. A financial institution,

15. A trust exempt from tax under section 664 or described in section 4947.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see *Exempt Payee* on page 3.

18596266.16.BUSINESS

Other entities, Enter your business name as shown on required lateral tax documents on the “Name” line. This name should match me name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/ disregarded entity name” line. Exempt Payee If you are exempt from backup withholding, enter your name as Described above end check the appropriate box for your statue, then check the ‘Exempt payee” to in the line following the “Business name/ disregarded entity name.* sigh and date the form. Generally, individuals (including sole proprietors) ere not exempt from backup withholding, Corporations are exempt from backup writhholding for certain payments, such as interest and d iiridends. Not*, If you are exempt from backup withholding, you should slitl Complete this form to avoid possible erroneous backup withholding. The following payees are exempt from backup withholding: I. An organization exempt from tax under section 501 (a), any IRA. o* a custodial account under section 40(b)(7) if the account satisfies the requirements of section 401(f)(2), 2. The United Slates or arty of its agencies or instrumentalities, A state, the District of Columbia, a possession of the United States, or any or Iher political subdivisions or instrumental tics, A foreign government or any of its political subdivisions. a gene es. or instrumentalrtles, or 5. An International organization or any of its agencies or instrumentalities. Other payees that may be- exempt from backup withholding Include: A corporation, A foreign centraf bar* of issue, A dealer In securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States, A futures commission merchant registered with the Commodity Futures Trading Commission, ID. A real estate investment trust, II. An entity registered at all times during the taxyeer under the Investment Company Act of 1940, 12 A common trust fund operated by a bank under section 584(a). A financial institution, A middleman known in the investment community as a nominee or custodian, or A trust exempt from tax under section ©64 or deserted n section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15. IF the payment is for... then the payment is exempt for.,. Interest end dividend payments Al exempt payees except for9 Broker transactions Exempt payees 1 through 5 and 7 through 13, At», C PffrppratioriS- Barter exchange transactions and Exempt payees 1 through 5 patronage dividends Payments over $600 required to be Generally, aocempl payees reported and direct sales over 1 through 7 * $5,000’ | ‘Si* Form 1099>MI8C, MiSClllHnwftJ* InOOrn*, and its inttmOiOnS. ‘However, trefonwlng payment? made to a corporation and reportaMe on form 1099-MEC ars not exempt from backup withholding- medical and neatth care payments. Kbjnuys’ twjs, press proccods paid td an attomiy, and paynwpils hx service* pad oy * federal executive eeency. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate boat- If you are a resident alien and you do not nave and are not eligible to get an SSN, your UN Is your IRS individual taxpayer identification number (ITIN), Enter it in the social security number box. If you do not have an 11 IN. see How to oefa UN bek«w- If you are a sole proprietor and you have an EIN, you may enter either ywr SSN pr EIN. However, the IFS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see limited Liability Company (LLC) on page 2), enter the owner’s SSN for EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s PN. Not. See the chart on page 4 for further clarification of name and TIN combinations. How In gel a TIN. If you do not nave a TIN. apply for one immediately. TO apply for art SSN. get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get thus form online at www.ssa.ooi/. You may also get this form by calling 1-flOO- 772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an [TIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.Jrs.goir/tiusirtesSBs and on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IBS.gov or by calling 1-800-TAX-FORM (1^800-829-3676). If you are asked to complete Form W-9 but do not have a UN. write “Applied For” in the space for the tin, sign and date the form, and give rt to the requester. For Interest and dividend payments, and certain payments made with respect to readily tradable Instruments, generally you will have 60 days to get a TIN and give It to the requester before you ere: subject to backup withholding; on payments. The ISO-day rule does rut apply to other types of payments. You will be subject to backup withholding; on all such payments until you provide your TIN to the requester, Note. Entering “Applied For means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded domestic enflrfy Wial ftas a fomign o*yw must use Hie appropriate form IV-SL Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alrtsn, sign f-crrr’ W Ei. cu -ay j-j rcjuea’.c- l^sign by -lie withhokfng agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise. For a joint account, only the person whose TIN ia shown in Part I should son (when required), In the case of a disregarded entity, the person identified On the “Name” line must sign. Exempt payees, sea Exetnfit Payee on page 3, Signature requirements. Complete the certification as Indicated in items 1 through 3, below, and item3 4 and 5 on page 4. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1083. You must give your correct TIN, but you do not have to sign the fortification. J. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1063, You must sign ttie certification or backup withholding will apply. If you are subject to backup withholding and you are merery providing your correct TIN to the requester, you must cross out Item 2 In the terufiealion before signing the form. 3. Real estate transaction!! Ynu must sign the certification. You may cross out item 2 of Ihe certification.

Form W-9 (Rev. 12-2011) Page **4**

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

18596266.16.BUSINESS

4. Other payments. You must give your corned TIN. but you do nol have to sign the certification unless you have been notified thai you have previously giver en incorrect TIN. “Other payments’ include payments made m the course of the requester’s fade or busness f« rents, royalties, goods (other then bills for merchandise), medical and heallh care services (including payments to corporations), payments to Si npnemployBe for services, payments tq certain fishing poet crew members and fishermen, and gross proceeds paid to attorneys (including payrnenls to corporations;. 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt qualified tuition program payments [under section $129), IRA, Coverdel ESA, Archer MSA or MSA contributions or distributions, and pension distributions. You must gjve your correct UN, but you do not have to sign the cgrrjfication. What Name and Number To Give the Requester For Ihbi type olaoowinli Qtn (Mm* and SSN oft Individual --e -:,-c.= Twftormontindividuils SJint “Tho actual own»r ol the account Or, account) if comtjinBd funds, We frst ln#«*ai en Qi* account’ CuSlOdisn account Ol a minor The minor” (Uniterm Gin to Miner* Aol) aThe usual revocable savins The grantor-lrustee’ trust (warrior is also Uuate^ o. So-called 1niat account mat b The actual owner’ rat a legal or valid trusl under ¦MM will Sole proprietorship or disregarded Th* owner’ «n|l|V owned by art Individual Grantor Dustfing under Optional The grantor rum- -;n,33 : re; W:\iu.: 1 :;-:h! Bcgulalipn section 1.671-^^KgXTKA^j, For this typed account Give name and BIN oft 7. Cferagarded eflllty not owned by an The owner ¦dividual S. Aya|idliujt,«t«1s,er ponsientrwt Legal entity’ 9. corporation or LLC electing Trto oorporHjon corporate status on Fonn 3832 or Form 5553 Note, tf no name is cabled when mono lhan one name is listed, Ihe number wil be considered lo be mat of the first name listed. Secure Your Tax Records frgm Identity Theft kfentny tfwft occurs when someone uses your personal Inlomnatlon such as your name, social security number {SSN}. or other identifying mlormafton, without your penTiissioii. to commit fraud or olher crimes. An identity IhieF may use your SSN tp get a job or may file a lax return using your SSN to receive a refund. To reduce your risk: Proteel your SSN, Ensure your employer is protecting your SSN. and So careful when ctioosing a tax preparer. If your tax records ere affected by identity rheft and you receive a notice from the IRS. respond right away to the name and phone number printed en the IRS notice or letter. If your tax records are not currently affected by Identity theft but you Ulink you ana at risk due Id a lost Or stolen purse Or wallet, questionable credit card activity or credit report, contact Ihe IRS Identity Theft Hotline aft 1-B00-90a-449Q or Submit Form 14039. For more iifonmation, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity Iheft who are experiencing economic harm or a system problem, or are seeding help m resolving tax problems that have not been reserved thnjugh normal channels, may be etgible for Taxpayer Advocate Service fTAS) assistance You can reach TAS by calling the TAS loll-free case intake Erie at 1 -877-777-4776 or TTY/TTJO 1 e00-G29-40SS. Protect yourself from suspicious emails or phishing schemes. Phijhing ig the creation and use ol emai and websites designed to mime tegitimata business emails and websites. The most common act ts sendaig an email io a userfateely cJafrnrig lo be an estaWiBhsd legitimate enterprise in an attempt to scam the user into surrendering private “formation that will be used for identity theft. The IRS does not initiate contacts wlh taxpayers via emails. Also, the IRS coes not request personal detailed information through email or ash taxpayers for trie PIN numbers, passwords, or similar secret access infcrT-gl en Jc :-e-r cr£d t cs’d ba.-ik. or o’her f narcial accaurts. If you receive an unsolicited emai I claiming to be from the IRS, forward this message to ^nisflipgWira.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-36E-44B4. You can forward Hjsjjicious emails to the Federal Trade Gommissiori at: soam@ucs.oov or oonlact Uwm at wwvv.rtc.oiw/jainflllf or 1 ¦fi77-IDTHEFT r,1-877^43J3^338,. Vteil IRS.gov to learn mot* about Identity theft and how to reduce your risk- Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to filet information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property: the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HAS. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406. payer must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

[LOGO]

HIGHLAND CAPITAL REALTY TRUST, INC

Common Stock

200,000 Shares of Common Stock – Minimum Offering

252,631,579 Shares of Common Stock – Maximum Offering

PRELIMINARY PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by Highland Capital Realty Trust, Inc and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Until     , 201 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as soliciting dealers with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

SEC registration fee	$		*
FINRA filing fee	$	[225,500	]
Blue sky expenses	$		*
Advertising and sales literature	$		*
Accounting fees and expenses	$		*
Legal fees and expenses	$		*
Printing	$		*
Seminars	$		*
Miscellaneous fees and expenses	$		*
Total	$		*

*	To be completed by amendment.

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated and assume that the Registrant sells all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities.

None.

Item 34. Indemnification of Directors and Officers.

Limitation on Liability

The Registrant’s charter limits the personal liability of the Registrant’s directors and officers to the corporation and its stockholders for monetary damages, to the maximum extent permitted by Maryland law. The Maryland General Corporation Law, as amended, or the MGCL, permits a Maryland corporation to include in its charter a provision expanding or limiting the liability of its directors and officers to the corporation and its stockholders for money damages, but a corporation may not include any provision that restricts or limits the liability of directors or officers to the corporation or its stockholders:

(a) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services; or

(b) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

In addition, the Registrant intends to obtain director’s and officer’s liability insurance.

Indemnification

Under the MGCL, a Maryland corporation may indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation or at its request, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Maryland law does not permit indemnification in respect of any proceeding in which the party seeking indemnification shall have been adjudged to be liable to the corporation. Further, a party may not be indemnified for a proceeding brought by that party against the corporation, except (i) for a proceeding brought to enforce indemnification or (ii) if the charter or bylaws, a resolution of the Registrant’s board of directors or an agreement approved by the Registrant’s board of directors to which the corporation is a party expressly provides otherwise.

The Registrant’s charter and bylaws obligate the Registrant, to the fullest extent permitted by Maryland law, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) NexPoint Advisors, L.P., or any of its affiliates acting as an agent for the Registrant, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding, only if all of the following conditions are met:

(a)	the Registrant has determined, in good faith, that the course of conduct which caused the loss or liability was in the Registrant’s best interest;

(b)	the Registrant has determined, in good faith, that the party seeking indemnification was acting on behalf of or performing services for the Registrant;

(c)	the Registrant has determined, in good faith, that the party seeking indemnification’s liability or loss was not the result of the indemnitee’s negligence or misconduct in the case that the party seeking indemnification is NexPoint Advisors, any of its affiliates or any officer of the Registrant, NexPoint Advisosr or an affiliate of NexPoint Advisors, and gross negligence or willful misconduct in the case that the party seeking indemnification is a director of the Registrant (and not also an officer of the Registrant, NexPoint Advisors or an affiliate of NexPoint Advisors); and

(d)	such indemnification or agreement to hold harmless is recoverable only out of the Registrant’s net assets and not from the Registrant’s stockholders.

Furthermore, under the Registrant’s charter and bylaws, any director, or any other individual, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(a)	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee;

(b)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

(c)	a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Registrant were offered or sold as to indemnification for violations of securities laws.

Under the Registrant’s charter and bylaws, the advancement of the Registrant’s funds to an indemnitee or its affiliates for legal expenses and other costs, as incurred, as a result of any legal action for which the indemnification is being sought is permissible only if all the following conditions are satisfied:

(a) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Registrant;

(b) the indemnitee provides the Registrant with written affirmation of such indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met;

(c) the legal action is initiated by a third party who is not a stockholder, or the legal action is initiated by a stockholder and a court of competent jurisdiction specifically approves of such advancement; and

(d) the indemnitee or its affiliates undertake to repay the advanced funds to the Registrant, together with the applicable legal rate of interest thereon, in cases in which such indemnitee is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to the Registrant and the Registrant’s stockholders against the indemnified individuals. The aforementioned charter and bylaw provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to the Registrant or the Registrant’s stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been advised that in the opinion of the staff of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36. Financial Statements and Exhibits.

(a) Financial Statements

See page F-1 for an index of the financial statements included in the registration statement.

(b) Exhibits

1.1*	Form of Dealer Manager Agreement by and among the Registrant, NexPoint Advisor, LLC and Highland Capital Fund Distributors, Inc.

3.1	Articles of Incorporation of the Registrant.

3.2*	Bylaws of the Registrant.

4.1*	Form of Distribution Reinvestment Plan. (included in the Prospectus as Appendix A and incorporated herein by reference).

4.2*	Form of Subscription Agreement (included in the Prospectus as Appendix B and incorporated herein by reference).

5.1*	Opinion of Dechert LLP as to legality.

8.1*	Opinion of Dechert LLP as to tax matters.

10.1*	Advisory Agreement by and between the Registrant and NexPoint Advisors, LLC.

10.2*	Agreement of Limited Partnership of HCRT Operating Partnership, L.P.

10.3*	Form of Escrow Agreement.

10.4*	Form of Registrant’s Restricted Share Plan

10.5*	Valuation Services Agreement

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Dechert LLP (included in Exhibit 8.1).

23.3*	Consent of Independent Registered Public Accountant.

24.1*	Powers of Attorney (included on the signature page).

*	To be filed by amendment.

Item 37. Undertakings.

(a)	The Registrant undertakes to file, during any period in which offers or sales are being made, a post-

effective amendment to the registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	The Registrant undertakes that, (i) for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof and (ii) all post-effective amendments will comply with the applicable forms, rules and regulations of the SEC in effect at the time such post-effective amendments are filed.

(c)	The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to the offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	For the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and (iv) any other communication that is an offer in the offering made by the Registrant to the purchaser.

(f)	The Registrant undertakes to send to each stockholder, at least on an annual basis, a detailed statement of any transactions with the advisor or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to the advisor or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

(g)	The Registrant undertakes to provide to the stockholders the financial statements required by Form 10-K for its first full fiscal year of operations.

(h)

The Registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing each significant asset not identified in the prospectus at such time as there arises a reasonable probability that such asset will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing stockholders. Each sticker supplement should disclose all compensation and fees received by the advisor and its affiliates in connection with any such acquisition. The post-effective amendment shall include or incorporate by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X that have been filed or should have been filed on Form 8-K for all significant properties acquired during the distribution period.

(i)	The Registrant undertakes to file, after the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, for each significant property acquired and to provide the information contained in such report to the stockholders at least once each quarter after the distribution period of the offering has ended.

(j)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, in the State of Texas, on the [     ] day of [                     ], [             ].

HIGHLAND CAPITAL REALTY TRUST, INC

By:
Name:
Title:

POWER OF ATTORNEY

The undersigned directors and officers of Highland Capital Realty Trust, Inc hereby constitute and appoint [                    ] and [                    ], and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and on our behalf in the capacities indicated below, this Registration Statement on Form S-11 and any and all amendments thereto, including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director (principal executive officer)

Chief Financial Officer (principal financial and accounting officer)

Director

Director

Director

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Dealer Manager Agreement by and among the Registrant, NexPoint Advisor, LLC and Highland Capital Fund Distributors, Inc.

3.1	Articles of Incorporation of the Registrant.

3.2*	Bylaws of the Registrant.

4.1*	Form of Distribution Reinvestment Plan. (included in the Prospectus as Appendix A and incorporated herein by reference).

4.2*	Form of Subscription Agreement (included in the Prospectus as Appendix B and incorporated herein by reference).

5.1*	Opinion of Dechert LLP as to legality.

8.1*	Opinion of Dechert LLP as to tax matters.

10.1*	Advisory Agreement by and between the Registrant and NexPoint Advisors, LLC.

10.2*	Agreement of Limited Partnership of HCRT Operating Partnership, L.P.

10.3*	Form of Escrow Agreement.

10.4*	Form of Registrant’s Restricted Share Plan

10.5*	Valuation Services Agreement

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Dechert LLP (included in Exhibit 8.1).

23.3*	Consent of Independent Registered Public Accountant.

24.1*	Powers of Attorney (included on the signature page).

*	To be filed by amendment